SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of, February 2012

Commission File Number 000-13727

Pan American Silver Corp

(Translation of registrant’s name into English)

1500-625 Howe Street, Vancouver BC Canada V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1

Notice of Special Meeting of Shareholders to be held on Monday, March 26, 2012 and Management Information Circular with respect to a proposed Arrangement involving Minefinders Corporation Ltd., dated February 20, 2012

This report on Form 6-K is incorporated by reference into the Registrant’s outstanding registration statement on Form F-10 (No. 333-164752) and on Form S-8 (No. 333-149580) that have been filed with the Securities and Exchange Commission.

Document 1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to be held on Monday, March 26, 2012

and

MANAGEMENT INFORMATION CIRCULAR

with respect to a proposed

ARRANGEMENT

involving

Minefinders Corporation Ltd.

February 20, 2012

These materials are important and require your immediate attention.  They require the shareholders of Pan American Silver Corp. to make important decisions. If you are in doubt as to how to make such decisions, please contact your professional advisers.  If you have questions, you may contact the proxy solicitation and information agent, Kingsdale Shareholder Services Inc., by (i) telephone, toll-free in North America at 1-877-657-5859 or call collect at 416-867-2272 outside North America; or (ii) e-mail to contactus@kingsdaleshareholder.com.

Pan American’s mission is to be the world’s largest low-cost primary silver mining company.  We have seven operating mines in Mexico, Peru, Argentina and Bolivia.  We also own the Navidad project in Chubut, Argentina, one of the world’s largest undeveloped silver deposits, and are the operator of the La Preciosa project in Durango, Mexico.

We are seeking shareholder approval to issue Pan American shares in connection with our acquisition of Minefinders Corporation Ltd., a Vancouver-based precious metals company whose principal property is the Dolores mine, a multi-million ounce long-life, low-cost gold and silver mine located in Chihuahua, Mexico.

What’s inside

i

February 20, 2012

Dear Shareholder:

You are invited to attend a special meeting (the “Special Meeting”) of shareholders of Pan American Silver Corp. (“Pan American”) to be held on Monday, March 26, 2012 at 9:00 a.m. (Vancouver time) in the Vancouver Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia.

At the Special Meeting you will be asked to consider an ordinary resolution (the “Share Issuance Resolution”) to approve the issuance of Pan American Shares in connection with Pan American’s proposed acquisition of all of the issued and outstanding common shares of Minefinders Corporation Ltd. (“Minefinders”) by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (Ontario).

The Circular that accompanies this letter contains a detailed description of the Arrangement as well as detailed information regarding Pan American and Minefinders and certain pro forma and other information regarding Pan American after giving effect to the Arrangement.  It also includes certain risk factors relating to the completion of the Arrangement.  Please give this material your careful consideration.

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico.  The acquisition of Minefinders is logical and consistent with Pan American’s vision to become the largest low-cost primary producer of silver in the world.

Under the Arrangement, Minefinders’ shareholders can elect to receive, in exchange for each Minefinders share they hold, either:  (i) 0.55 Pan American shares and Cdn.$1.84 in cash; (ii) 0.6235 Pan American shares and Cdn.$0.0001 in cash; or (iii) Cdn.$15.60 in cash, subject to proration under total aggregate cash and share pools.  The total transaction value is approximately Cdn.$1.38 billion.  Following completion of the transaction, former Minefinders securityholders will own up to approximately 32% of Pan American on a fully-diluted basis.

The Arrangement also provides for the treatment of outstanding options of Minefinders, which will be exchanged for options of Pan American (“Replacement Options”).  A maximum of 53,666,003 Pan American shares will be issuable in connection with the Arrangement and upon the exercise of all Replacement Options.  The Share Issuance Resolution will authorize Pan American to issue up to this number of Pan American shares.  A maximum of approximately $178.8 million will be payable to Minefinders securityholders in connection with the Arrangement.

AFTER CAREFUL CONSIDERATION OF THE ARRANGEMENT, THE BOARD OF DIRECTORS OF PAN AMERICAN UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE SHARE ISSUANCE RESOLUTION.

In order to become effective, the Share Issuance Resolution must be approved by at least a majority of the votes cast by Pan American’s shareholders (50% plus one vote), either present in person or by proxy at the Special Meeting.  Approval of the Share Issuance Resolution is required for completion of the Arrangement as, pursuant to the listing rules of the Toronto Stock Exchange and the Nasdaq Global Market, a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase

1500 – 625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6  •  TEL 604.684.1175  •  FAX 604.684.0147

www.panamericansilver.com

price for the acquisition exceeds, in the case of the Toronto Stock Exchange, 25%, and in the case of the Nasdaq Global Market 20%, of the number of outstanding securities of the listed issuer, on a non-diluted basis, prior to the date of closing of the transaction.

In order to become effective, among other things, the Arrangement also requires the approval of the securityholders of Minefinders and the Superior Court of Justice of Ontario, and the satisfaction of certain closing conditions customary to transactions of this nature.  Assuming that all conditions to the Arrangement are satisfied, we expect the Arrangement to be completed on or about March 30, 2012.

Your vote is very important.  Whether or not you plan to attend the Special Meeting, please submit your vote as soon as possible to ensure your views are represented at the Special Meeting.  You can vote online or by phone, fax, mail or in person at the Special Meeting.

If you have any questions relating to the attached document or the Special Meeting, please contact Kingsdale Shareholder Services Inc. by toll-free telephone at 1-877-657-5859 in North America, or call collect at (416) 867-2272 outside of North America, or by email at contactus@kingsdaleshareholder.com.

Yours sincerely,

(signed) Geoffrey A. Burns

Geoffrey A. Burns,
President and Chief Executive Officer

Notice of 2012 Special Meeting of Shareholders

When	Where
Monday, March 26, 2012	The Metropolitan Hotel — Vancouver Room
9:00 a.m. (Vancouver time)	645 Howe Street, Vancouver, British Columbia

We’ll cover two items of business at the Special Meeting:

1.                                       The issuance of up to 53,666,003 common shares of Pan American Silver Corp. (“Pan American”) in connection with an arrangement involving Pan American and Minefinders Corporation Ltd. (“Minefinders”) under the Business Corporations Act (Ontario), pursuant to which Pan American will acquire all of the issued and outstanding common shares of Minefinders, as more fully described in the accompanying management information circular (the “Circular”).  The full text of the ordinary resolution approving this share issuance is attached as Schedule B to the accompanying Circular.

2.                                       Other business.

Your vote is important.

You are entitled to receive this notice and vote at our Special Meeting if you owned common shares of Pan American as of the close of business on February 14, 2012 (the record date for the Special Meeting).

The accompanying Circular contains important information about what the Special Meeting will cover, who can vote and how to vote.  Please read it carefully.

We have retained Kingsdale Shareholder Services Inc. (“Kingsdale”) to act as our proxy solicitation and information agent in connection with the Special Meeting.  If you have any questions relating to the attached document or the Special Meeting, please contact Kingsdale by toll-free telephone at 1-877-657-5859 in North America, or call collect at (416) 867-2272 outside of North America, or by email at contactus@kingsdaleshareholder.com.

DATED at Vancouver, British Columbia this 20th day of February, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Delaney Fisher

Delaney Fisher
Corporate Secretary and
Legal Counsel

These securityholder materials are being sent to both registered and non-registered owners of our securities.  If you are a non-registered owner, and Pan American or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.  By choosing to send these materials to you directly, Pan American (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting.

Management Information Circular

You’ve received this management information circular (the “Circular”) because our records indicate that you owned common shares (“Pan American Shares”) of Pan American Silver Corp. (“we”, “us”, “our”, the “Company” or “Pan American”) as of the close of business on February 14, 2012, (the “Record Date”), and we are sending you this Circular in connection with the 2012 special meeting of our shareholders scheduled to be held on Monday, March 26, 2012 (the “Special Meeting”). You have the right to attend the Special Meeting and vote your Pan American Shares in person or by proxy.  You retain these rights if the Special Meeting is adjourned or postponed.

In this document, we, us, our, Pan American and the Company mean Pan American Silver Corp.

You, your and Pan American Shareholder mean holders of common shares of Pan American.

Your vote is important.  This Circular describes what the Special Meeting will cover and how to vote. Please read it carefully and vote, either by completing the form included with this package or by attending the Special Meeting in person.

In particular, you will be asked to approve the issuance of our shares in connection with an arrangement involving us and Minefinders Corporation Ltd. (“Minefinders”), pursuant to which we will acquire all of Minefinders’ issued and outstanding common shares.

Both the Board of Directors (the “Board”) and management of Pan American encourage you to vote.  Our management will be soliciting your vote for this Special Meeting and any Special Meeting that is reconvened if it is postponed or adjourned.  You may be contacted by telephone by a representative of Kingsdale Shareholder Services Inc. (“Kingsdale”), whom we have retained to assist with soliciting votes for the meeting.  If you have any questions, you can call them toll free at 1-877-657-5859 in North America, or call collect at (416) 867-2272 outside North America, or you can contact them by email at: contactus@kingsdaleshareholder.com.

Kingsdale is providing us with a variety of services related to the Special Meeting.  This includes reviewing this Circular, liaising with proxy advisory firms, developing and implementing shareholder communication and engagement strategies, advising on Special Meeting and proxy protocol, reporting and reviewing the tabulation of shareholder proxies, and soliciting shareholder proxies.  We are paying Kingsdale approximately Cdn.$150,000 for their services.

This Circular is dated February 20, 2012.  Unless otherwise stated, information in this Circular is as of February 20, 2012.

Receiving documents

This Circular is expected to be mailed to our shareholders on or about February 24, 2012 with a proxy or voting instruction form, in accordance with applicable laws.

This Circular and other materials are being sent to both registered and non-registered shareholders.

If you are a registered shareholder, send your completed proxy by fax or mail, or on the internet, to Computershare Investor Services Inc.  They must receive your proxy by 9:00 a.m. (Vancouver time) on Thursday, March 22, 2012, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in

If you have any questions or need assistance completing your proxy, please call Kingsdale Shareholder Services Inc.
at 1-877-657-5859 or email:  contactus@kingsdaleshareholder.com

British Columbia) prior to the time of any adjournment or postponement of the Special Meeting.  The chairman of the Special Meeting has the discretion to accept late proxy forms.

If you are a non-registered shareholder and you have received these materials from us or our agent, we have obtained your name, address and information about your shareholdings from your securities broker, custodian, nominee, fiduciary or other intermediary holding these securities on your behalf in accordance with applicable requirements of securities regulators.  By sending these materials to you directly, we (and not your intermediary) have assumed responsibility for delivering them to you and executing your proper voting instructions.  Please return your voting instructions as specified in the enclosed voting information form.

If you are a non-registered shareholder and object to us receiving access to your personal name and address (an objecting beneficial owner, or “OBO”), we have provided these documents to your broker, custodian, fiduciary or other intermediary to forward to you.  Please follow the voting instructions that you receive from your intermediary.  Your intermediary is responsible for properly executing your voting instructions.

Additional information

You can find financial information relating to Pan American in our comparative financial statements and management’s discussion and analysis for our most recently completed financial year.

See our management’s discussion and analysis, financial statements and the Pan American Annual Information Form (or Form 40-F) for additional information about Pan American.  These documents are available on our website (www.panamericansilver.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov/edgar.shtml).

You can also request copies of these documents free of charge by contacting our corporate secretary:

Corporate Secretary	panamericansilver.com
Pan American Silver Corp.	604-684-1175 (call toll-free)
1500 — 625 Howe Street	604-684-0147 (fax)
Vancouver, British Columbia V6C 2T6

Additional copies of this Circular are also available on request.

Our Board has approved the contents of this Circular and have authorized us to send it to you.  We’ve also sent a copy to each of our directors and our auditors.

DATED at Vancouver, British Columbia this 20th day of February, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Delaney Fisher

Delaney Fisher
Corporate Secretary and
Legal Counsel

If you have any questions or need assistance completing your proxy, please call Kingsdale Shareholder Services Inc.
at 1-877-657-5859 or email:  contactus@kingsdaleshareholder.com

General Information

Defined Terms

This Circular contains defined terms.  For a list of the defined terms, please see the Glossary.  It is attached as Schedule A to this Circular.

Information Contained in this Circular

The information contained in this Circular is given as at February 20, 2012, except where otherwise noted, and information contained in documents incorporated by reference herein is given as of the dates noted in those documents.

This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

You should not construe the contents of this Circular as legal, tax or financial advice and should consult with your own professional advisors in considering the relevant legal, tax, financial or other matters contained in this Circular.

No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Special Meeting other than those contained in this Circular (or incorporated by reference herein).  If given or made, any such information or representation must not be relied upon as having been authorized by us.

All summaries of, and references to, the Arrangement in this Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement attached as Schedule A to the Amendment Agreement, which is available on SEDAR (www.sedar.com).  You are urged to carefully read the full text of the Plan of Arrangement.

Information Concerning Minefinders

Except as otherwise indicated, the information concerning Minefinders contained in this Circular has been taken from, or is based upon, publicly available information and records on file with Canadian securities regulatory authorities and other public sources.  In the Arrangement Agreement, Minefinders provided a covenant that it would ensure that the information provided by it for the preparation of this Circular does not include any misrepresentation concerning Minefinders, its subsidiaries or the Minefinders Shares.  Although we have no knowledge that would indicate that any statements contained herein concerning Minefinders taken from or based on such documents and records are untrue or incomplete, neither we nor any of our directors or officers assume any responsibility for the accuracy or completeness of such information, including any of Minefinders’ financial statements or Minefinders’ mineral reserve and mineral resource estimates, or for any failure of Minefinders to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

Cautionary Notice Regarding Forwarding-Looking Statements and Information

This Circular, and the documents incorporated by reference herein, contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and

If you have any questions or need assistance completing your proxy, please call Kingsdale Shareholder Services Inc.
at 1-877-657-5859 or email:  contactus@kingsdaleshareholder.com

“forward-looking information” within the meaning of applicable Canadian provincial securities laws.  All statements, other than statements of historical fact, are forward-looking statements or information.  When used in this Circular, the words “anticipate”, “believe”, “continue” “estimate”, “expect”, “objective”, “ongoing”, “will”, “project”, “should”, “intend”, “potential” “pro forma”, “target”, “plan”, “forecast”, “budget”, “may”, “schedule” and other similar expressions are intended to identify forward-looking statements or information.  These forward-looking statements or information relate to, among other things:

•                  the timing and implementation of the proposed Arrangement;

•                  the integration of Minefinders with Pan American following the Arrangement;

•                  the anticipated benefits of the Arrangement;

•                  our business outlook following the Arrangement;

•                  the addition of a mill at the Dolores mine and development of the Navidad project, the La Preciosa project, and other exploration or development projects of Pan American and Minefinders;

•                  plans and expectations for Pan American’s and Minefinders’ properties and operations following the Arrangement;

•                  forecast business and financial results, including the estimates of expected or anticipated economic returns from Pan American and Minefinders’ mining projects;

•                  estimated capital costs;

•                  cash and total costs of production at each of Pan American’s and Minefinders’ properties;

•                  estimated production rates for silver and other payable metals produced by Pan American and Minefinders;

•                  the price of silver and other metals;

•                  future sales of metals, concentrates or other products produced by Pan American and Minefinders;

•                  Pan American’s and Minefinders’ mineral reserve and mineral resource estimates;

•                  our ability to pay out dividends following the Arrangement;

•                  the sufficiency of Pan American’s and Minefinders’ current working capital and anticipated operating cash flow;

•                  the estimated costs of, and availability of financing for, construction, development and ramp-up of Pan American’s and Minefinders’ respective mine development projects and ongoing capital replacement or improvement programs;

•                  estimated closure costs and the cost of remediation programs;

•                  the effects of laws, regulations and government policies affecting Pan American’s and Minefinders’ operations or potential future operations, including but not limited to, laws in the province of Chubut, Argentina, which currently have significant restrictions on mining, recent changes to the laws of Bolivia with respect to mining, and laws in Argentina which impact our ability to repatriate funds;

If you have any questions or need assistance completing your proxy, please call Kingsdale Shareholder Services Inc.
at 1-877-657-5859 or email:  contactus@kingsdaleshareholder.com

•                  the ability of Pan American and Minefinders to maintain and repair equipment necessary to operate their mines, particularly for example, in light of recent changes to import and export restrictions in Argentina;

•                  the trading price of Pan American’s and Minefinders’ common shares;

•                  there being no significant political developments, whether generally, or in respect of the mining industry specifically, in any of Mexico, Argentina, Peru, Bolivia and the United States that are not consistent with Pan American’s or Minefinders’ current expectations;

•                  there being no significant disruptions affecting Pan American’s or Minefinders’ operations, whether due to permitting issues, environmental issues, construction delays, labour disruptions, natural disasters, litigation, social issues, supply disruptions, power disruptions, damage to equipment or otherwise;

•                  the exchange rates between the Canadian dollar, US dollar, Peruvian Sol, Mexican Peso, Argentina Peso and Bolivia Bolivano;

•                  prices for energy inputs and other key supplies;

•                  labour and materials costs; and

•                  anticipated taxes.

These statements reflect our current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information contained in this Circular and we have made assumptions and estimates based on or related to many of these factors.  The factors and assumptions related to the Arrangement include, but are not limited to:

•                  the approval of the Arrangement by the Court;

•                  the approval of the Share Issuance Resolution by our shareholders;

•                  the approval of the Minefinders Resolution by the Minefinders Shareholders (voting as a single class) and the Minefinders Securityholders (voting as a single class); and

•                  the receipt of all required regulatory and third party approvals to complete the Arrangement;

•                  the completion of the Arrangement.

Other factors include, without limitation: fluctuations in spot and forward markets for silver, gold, base metals and certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in currency markets (such as the Peruvian Sol, Mexican Peso, Argentine Peso and Bolivian Boliviano versus the U.S. dollar); changes in national and local government, legislation, taxation, controls or regulations including, among others, changes to import and export regulations and laws relating to the repatriation of capital and foreign currency controls; political or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia or other countries where Pan American and Minefinders may carry on business in the future; operational risks and hazards associated with the business of mineral exploration, development and mining (including equipment breakdowns, natural disasters, environmental hazards, industrial accidents, unusual or unexpected geological or structural formations,

If you have any questions or need assistance completing your proxy, please call Kingsdale Shareholder Services Inc.
at 1-877-657-5859 or email:  contactus@kingsdaleshareholder.com cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American and Minefinders do business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits and the presence of laws and regulations that may impose restrictions on mining, including those currently in the Province of Chubut, Argentina; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; Pan American’s and Minefinders’ ability to complete and successfully integrate acquisitions and to mitigate other business combination risks; challenges to, or difficulty in maintaining, Pan American’s and Minefinders’ title to properties and continued ownership thereof; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; risks associated with the operation of leach pads and those factors identified under the caption “Risks Related to Pan American’s Business” in our most recent Form 40-F and the Pan American Annual Information Form and under the caption “Risk Factors” in Minefinders most recent Form 40-F and the Minefinders Annual Information Form, each as filed with the SEC and Canadian provincial securities regulatory authorities, as applicable.  Investors are cautioned against attributing undue certainty or reliance on forward-looking statements.  Although we have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  We do not intend, and do not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

Notice to United States Securityholders

NEITHER THE ARRANGEMENT NOR THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES IN ANY STATE PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The securities to be issued under the Arrangement have not been registered under the U.S. Securities Act or any state securities laws and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) of the U.S. Securities Act and applicable state securities laws on the basis of the approval of the Court which will consider, among other things, the fairness of the terms and conditions of the Arrangement to Minefinders Securityholders. Section 3(a)(10) of the U.S. Securities Act provides an exemption from registration under the U.S. Securities Act for offers and sales of securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and have received adequate notice thereof. See “The Arrangement” in this Circular for more information.

We are a corporation existing under the laws of the Province of British Columbia.  The proxy solicitation rules under Section 14(a) of the U.S. Exchange Act are not applicable to us or this solicitation based on exemptions from the proxy solicitation rules for “foreign private issuers” (as such term is defined in Rule 3b-4 under the U.S. Exchange Act).  Accordingly, this Circular has been prepared in accordance with

If you have any questions or need assistance completing your proxy, please call Kingsdale Shareholder Services Inc.
at 1-877-657-5859 or email:  contactus@kingsdaleshareholder.com disclosure requirements applicable in Canada and in accordance with Canadian corporate and securities laws.  Securityholders in the United States should be aware that disclosure requirements under Canadian securities laws may be different from requirements of the United States.

Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in or incorporated by reference in this Circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  These standards differ significantly from the requirements of the SEC and United States securities laws.  Without limiting the foregoing, this Circular, including the documents incorporated by reference herein, use the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”.  United States securityholders are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  United States securityholders are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into reserves.  Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of “inferred mineral resources” will ever be upgraded to a higher category.  Therefore, United States securityholders are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this Circular or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Financial statements included or incorporated by reference in this Circular have been prepared in accordance with GAAP or IFRS, which differ from U.S. generally accepted accounting principles in certain material respects, and thus they may not be comparable to financial statements of U.S. companies.  The issuance of Pan American Shares in connection with the acquisition of the Minefinders Shares and Minefinders Options as described in this Circular should not result in any Canadian or United States federal income tax consequences to our shareholders with respect to their ownership of Pan American Shares.

The enforcement by securityholders of civil liabilities under U.S. securities laws may be affected adversely by the fact that each of Pan American and Minefinders is incorporated or organized outside the United States, that some or all of their respective directors and officers and the experts named in this Circular are not residents of the United States and that all or a substantial portion of their respective assets and said persons may be located outside the United States. As a result, it may be difficult or impossible for U.S. securityholders to effect service of process within the United States upon Pan American or Minefinders, their respective officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.  In addition, U.S. securityholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

If you have any questions or need assistance completing your proxy, please call Kingsdale Shareholder Services Inc.
at 1-877-657-5859 or email:  contactus@kingsdaleshareholder.com

Reporting Currencies and Accounting Principles

Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this Circular are references to United States dollars.  References to “$” are to U.S. dollars and references to “Cdn.$” are to Canadian dollars.  Pan American’s and Minefinders’ respective financial statements incorporated by reference into this Circular, in respect of documents for financial years beginning prior to January 1, 2011, have been prepared in accordance with GAAP which are reconciled to U.S. generally accepted accounting principles where required, and, in respect of documents for financial periods beginning on or after January 1, 2011, have been prepared in accordance with IFRS.

Currency Exchange Rate Information

The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the noon buying rates provided by the Bank of Canada:

		Year ended December 31 (Cdn.$)
	January to February 20, 2012 (Cdn.$)	2011	2010	2009

High	1.0272	1.0604	1.0778	1.3000
Low	0.9924	0.9449	0.9946	1.0292
Rate at end of period	0.9924	1.0170	0.9946	1.0466
Average rate for period	1.0066	0.9891	1.0299	1.1420

On February 20, 2012, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was Cdn.$0.9924.

Non-GAAP and IFRS Measures

References in the documents incorporated by reference in this Circular refer to various non-GAAP and IFRS measures, such as “cash and total cost per ounce of silver” which we use to manage and evaluate operating performance at each of our mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning and are not a recognized measure under GAAP or IFRS.  To facilitate a better understanding of these measures as calculated by us, please see “Non-GAAP Measures” in our management’s discussion and analysis of financial condition and results of operation for the year ended December 31, 2010, and see “Alternative Performance Measures” in our management’s discussion and analysis of financial condition and results of operations for the three and nine months ended September 30, 2011.

If you have any questions or need assistance completing your proxy, please call Kingsdale Shareholder Services Inc.
at 1-877-657-5859 or email:  contactus@kingsdaleshareholder.com

Frequently Asked Questions

What is this document?

This Circular is being sent to you in connection with the Special Meeting of Pan American Shareholders that will be held on Monday, March, 26, 2012 at 9:00 a.m. (Vancouver time) in the Vancouver Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia.  This Circular provides additional information about the business of the Special Meeting, Pan American and Minefinders.  A form of proxy or voting instruction form accompanies this Circular.

Why is the Special Meeting being held?

We are holding the meeting in order to approve the issuance of Pan American Shares in connection with the Arrangement.  Under the rules of the TSX and Nasdaq, a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25%, in the case of the TSX, and 20%, in the case of Nasdaq, of the number of outstanding securities of the listed issuer, on a non-diluted basis, prior to the date of closing of the transaction.  As the Arrangement will result in us issuing in excess of 25% of the outstanding Pan American Shares, approval of the Share Issuance Resolution by a simple majority (50% plus one vote) of votes cast at the Special Meeting by our shareholders, present in person or by proxy, is required.  The text of the Share Issuance Resolution is set out in full at Schedule B to this Circular.

Who is eligible to vote?

Holders of our shares at the close of business on the Record Date (February 14, 2012) and their duly appointed representatives are eligible to vote.  Each Pan American Share is entitled to one vote.

Who is soliciting my proxy?

Proxies are being solicited in connection with this Circular by Pan American’s management.  Pan American will bear the costs associated with the solicitation. The solicitation will be made primarily by mail, but proxies may also be solicited personally by regular employees of the Company to whom no additional compensation will be paid.  In addition, we have retained the services of Kingsdale who may contact you by telephone to solicit proxies for the Company.  We estimate Kingsdale’s fees will be approximately Cdn.$150,000.

What is the Arrangement?

The Arrangement involves us acquiring all of the issued and outstanding Minefinders Shares.  Under the Arrangement, Minefinders Shareholders can elect to receive, in exchange for each of their Minefinders Shares, either: (i) 0.55 Pan American Shares and Cdn.$1.84 in cash (the Full Proration Option); or (ii) 0.6235 Pan American Shares and Cdn.$0.0001 in cash (the Pan American Share Option); or (iii) Cdn.$15.60 in cash (the Cash Option), subject to proration on the basis of the Available Cash Amount (up to approximately Cdn.$178.8 million), and the Available Share Amount (up to approximately 53,452,000 Pan American Shares).  The calculations of the maximum cash and the maximum number of shares that may comprise the Available Cash Amount and the Available Share Amount, respectively, are based on certain assumptions; see “Business to be Acted Upon at the Special Meeting — Share Issuance Resolution”.  The total transaction value is approximately Cdn.$1.38 billion.

If you have any questions or need assistance completing your proxy, please call Kingsdale Shareholder Services Inc.
at 1-877-657-5859 or email:  contactus@kingsdaleshareholder.com

Each outstanding Minefinders Option not exercised at or before the Effective Time will be exchanged for a Replacement Option that will entitle the holder to receive, upon exercise, 0.6235 (the Option Exchange Ratio) Pan American Shares at an exercise price equal to the exercise price of the Minefinders Option divided by the Option Exchange Ratio (subject to rounding and adjustment pursuant to the Plan of Arrangement) and otherwise with the same general terms and conditions as the original Minefinders Option (subject to an extension of term for all Replacement Options for which Minefinders 2011 Options are exchanged; see “The Arrangement — Replacement Options”).

The Arrangement is being carried out pursuant to the terms of an Arrangement Agreement between Pan American and Minefinders and will be conducted in accordance with a court-approved Plan of Arrangement under the OBCA.

Following completion of the Arrangement, assuming the maximum number of 53,666,003 Pan American Shares are issued and issuable to Minefinders Securityholders in connection with the Arrangement, it is expected that the current Pan American Shareholders and former Minefinders Securityholders will hold approximately 68% and 32% of the outstanding Pan American Shares, respectively (each on a fully-diluted basis).

Why is Pan American proposing to acquire Minefinders?

Minefinders is a precious metals mining and exploration company that operates the multi-million ounce Dolores gold and silver mine in Chihuahua, Mexico.  Pan American believes the acquisition of Minefinders is logical and consistent with our vision to become the largest low-cost primary producer of silver in the world for the following reasons:

•                  Creates leading silver mining company:  The combined company will be one of the largest geographically diversified silver mining companies with a combined market capitalization of approximately Cdn.$3.7 billion, providing enhanced capital markets scale and profile and increased strategic flexibility.  The combined company will have a leading and well sequenced growth profile combining immediate access to near-term cash flow with significant future growth opportunities.

•                  Lowers production costs:  Meaningfully reduces our average silver cash costs across our portfolio of producing mines through the addition of low-cost, near-term production from the Dolores mine.

•                  Provides near term cash flow:  The transaction provides us with additional near-term cash flow to help finance our development of the Navidad project, and reduces our need to seek other dilutive financing.

•                  Leading growth profile:  Combined production for the year ended 2011 of approximately 26 million ounces of silver (based on Pan American 2011 guidance and Minefinders disclosed 2011 results) is expected to reach over 50 million ounces by the year 2015.  Minefinders’ Dolores property also provides a number of attractive near-term opportunities (including a potential mill addition), to drive production growth prior to the expected commencement of production at Pan American’s Navidad project.

•                  Enhances portfolio diversification:  The transaction diversifies Pan American’s portfolio towards producing assets from developing assets.  The combined company will consist of eight operating mines and an extensive portfolio of development and exploration projects in jurisdictions throughout the Americas.  The combined company will enjoy a greater presence in Mexico, a mining-friendly jurisdiction where we already have extensive operations and which is

If you have any questions or need assistance completing your proxy, please call Kingsdale Shareholder Services Inc.
at 1-877-657-5859 or email:  contactus@kingsdaleshareholder.com viewed by analysts as having less political risk than certain other South American jurisdictions in which we currently operate.  Based on expected silver production in 2011, approximately 52% of combined production will be from mines in Mexico, 21% from Peru, 15% from Argentina and 12% from Bolivia.

•                  Significant silver mineral reserves and mineral resources:  The combined company will have a significant mineral reserve base consisting of 350 million ounces of proven and probable silver mineral reserves and 3.0 million ounces of proven and probable gold mineral reserves — with additional measured and indicated mineral resources of 742 million ounces of silver and 2.0 million ounces of gold and inferred mineral resources of 265 million ounces of silver and 1.4 million ounces of gold, as of the end of December 2010.

•                  Strong balance sheet and access to capital:  The additional cash flow from Minefinders’ Dolores property will solidify our ability to fund our industry-leading growth profile without equity dilution while maintaining our existing dividend payments.  The pro forma company will have a cash balance of approximately $570 million, undrawn credit facilities in the amount of $150 million, substantial cash flow generating capacity and negligible debt.  In addition, our shares will remain one of the world’s most liquid silver investments with listings on both the TSX and Nasdaq and with one of the largest public market floats of primary silver producers.

•                  Attractive re-rating opportunity:  The valuation of the combined company will be well positioned to benefit from enhanced scale, diversification and growth profile as well as strong transaction rationale.

What does the Pan American Board think about the Arrangement?

AFTER CAREFUL CONSIDERATION OF THE ARRANGEMENT, THE PAN AMERICAN BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE SHARE ISSUANCE RESOLUTION.

Has Pan American received a fairness opinion in connection with the Arrangement?

Yes. Two, in fact.  CIBC (exclusive financial advisor to Pan American) and Scotia Capital (independent fairness opinion provider to the Pan American Board) have each provided fairness opinions to the effect that, as of January 20, 2012, and based upon and subject to the assumptions, limitations and qualifications set forth in their opinions, the Consideration to be paid by us pursuant to the Arrangement Agreement is fair, from a financial point of view, to Pan American.  The full text of the opinions can be found at Schedules D and E to this Circular.

How many Pan American Shares could be issued pursuant to the Arrangement?

A maximum of 53,666,003 Pan American Shares will be issuable in connection with the Arrangement.  The Share Issuance Resolution will authorize Pan American to issue up to this number of Pan American Shares.

How does Pan American intend to pay for the Arrangement?

Pan American intends to fund the Available Cash Amount (of up to approximately Cdn.$178.8 million) to be paid to Minefinders Shareholders under the Arrangement from cash on hand.

If you have any questions or need assistance completing your proxy, please call Kingsdale Shareholder Services Inc.
at 1-877-657-5859 or email:  contactus@kingsdaleshareholder.com

How will the Arrangement affect my ownership and voting rights as a Pan American Shareholder?

Following completion of the Arrangement, assuming the maximum number of 53,666,003 Pan American Shares are issued and issuable to Minefinders Securityholders in connection with the Arrangement, it is expected that the current Pan American Shareholders and former Minefinders Securityholders will hold approximately 68% and 32% of the outstanding Pan American Shares, respectively (each on a fully-diluted basis).

As a result of the issuance of Pan American Shares in connection with the Arrangement, your ownership and voting interests in the Company will be diluted, relative to your current interests.

What level of Pan American shareholder approval is required for the Share Issuance Resolution?

In order to become effective, the Share Issuance Resolution must be approved by a simple majority (50% plus one vote) of the votes cast at the Special Meeting by our shareholders, present in person or by proxy.

Who intends to support the Share Issuance Resolution?

Each of our directors and executive officers, holding shares representing, in aggregate, approximately 2.8% of Pan American’s outstanding shares intend to vote their shares FOR the Share Issuance Resolution.

When does Pan American expect the Arrangement to be completed?

As the Arrangement is conditional upon the receipt of a number of stock exchange, regulatory, court and securityholder approvals, the exact timing of completion of the Arrangement cannot be predicted, but it is expected to be on or about March 30, 2012.

What conditions must be satisfied to complete the Arrangement?

The Arrangement is conditional upon the receipt of, among other things: (i) the approval of the Share Issuance Resolution by a simple majority (50% plus one vote) of votes cast at the Special Meeting by shareholders, present in person or by proxy; (ii) the approval of the Minefinders Resolution by at least two-thirds (66 2/3%) of the Minefinders Shareholders present in person or by proxy at the Minefinders Meeting voting as a single class and by at least two-thirds (66 2/3%) of the votes cast by Minefinders Shareholders and Minefinders Optionholders present in person or by proxy at the Minefinders Meeting, voting together as a single class; (iii) applicable stock exchange and regulatory approvals, including receipt of the Final Order from the Court; and (iv) the satisfaction of certain closing conditions customary for transactions of this nature.

Am I entitled to dissent rights?

No.  Pan American Shareholders are not entitled to dissent rights in connection with the actions to be taken at the Special Meeting.

What if Pan American Shareholders do not approve the Share Issuance Resolution?

The Arrangement will not complete and either we or Minefinders may elect to terminate the Arrangement Agreement.  If we do not obtain Pan American Shareholder Approval at the Special Meeting, the Pan American Expense Payment of Cdn.$5 million or the Pan American Termination Payment of Cdn.$42

If you have any questions or need assistance completing your proxy, please call Kingsdale Shareholder Services Inc.
at 1-877-657-5859 or email:  contactus@kingsdaleshareholder.com million may be payable by us to Minefinders.  The Cdn.$5 million Pan American Expense Payment will be payable if our shareholders do not approve the Share Issuance Resolution, unless approval of the Minefinders Resolution by Minefinders Shareholders was not obtained at the Minefinders Meeting, or a Minefinders Material Adverse Effect occurs prior to the Special Meeting.  The Cdn.$42 million Pan American Termination Payment will only be payable if, prior to such termination, an Acquisition Proposal for Pan American was made or publicly announced by any person other than Minefinders, and within 12 months following the date of such termination, we enter into a definitive agreement in respect of one or more Acquisition Proposals or there shall have been consummated one or more Acquisition Proposals for Pan American.  In this case, we would be entitled to deduct the Pan American Expense Payment from the Pan American Termination Payment if any such payment was made to Minefinders.

Are there risks I should consider in connection with the Arrangement?

Yes.  There are a number of risk factors that you should consider in connection with the Arrangement.  These are described in the section of this Circular entitled “Risk Factors”.

How do I vote?

If you are a registered shareholder, you may vote your shares by proxy or you can attend the Special Meeting and vote in person.  Voting by proxy is the easiest way to vote because you’re appointing the persons named in the proxy or some other person you choose, who need not be a Pan American Shareholder, to represent you as a proxyholder and vote your shares at the Special Meeting.

There are different ways to submit your voting instructions depending on whether you are a registered or non-registered shareholder.

If your shares are held in an account with a bank, trust company, securities broker, trustee or other intermediary, please refer to the answer to the question “How do I vote if my shares are held in the name of an intermediary?”

How do I vote my shares in person?

If you are a registered shareholder and plan to attend the Special Meeting on March 26, 2012, and you wish to vote your Pan American Shares in person at the meeting, do not complete the enclosed form of proxy, as your vote will be taken and counted at the Special Meeting.  Please register with Pan American’s transfer agent, Computershare, upon arrival at the Special Meeting.

If your Pan American Shares are held in an account with an intermediary, please see the answer to the question “How do I vote if my shares are held in the name of an intermediary?”

How do I know if I am a “registered” Pan American Shareholder or a “beneficial” Pan American Shareholder?

You may own Pan American Shares in one or both of the following ways:

1.                                       If you are in possession of a physical share certificate, you are a “registered Pan American Shareholder” and your name and address are known to us through our transfer agent, Computershare.

If you have any questions or need assistance completing your proxy, please call Kingsdale Shareholder Services Inc.
at 1-877-657-5859 or email:  contactus@kingsdaleshareholder.com

2.                                       If you own our shares through a bank, broker or other intermediary, you are a “beneficial Pan American Shareholder” and you will not have a physical share certificate.  In this case, you will have an account statement from your bank or broker as evidence of your share ownership.

Most of our shareholders are “beneficial owners” who are non-registered Pan American Shareholders.  Their shares are registered in the name of an intermediary, such as a bank, trust company, securities broker, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency in which the intermediary is a participant (such as CDS).  Intermediaries have obligations to forward meeting materials to such non-registered holders unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions).

OBOs are beneficial Pan American Shareholders who do not want us to know their identity.

NOBOs are beneficial Pan American Shareholders who do not object to us knowing their identity.

We can deliver proxy-related materials directly to NOBOs.  Our transfer agent, Computershare, sends NOBOs the Special Meeting materials and a voting instruction form, along with instructions for completing the form and returning it to them.  Computershare is responsible for following the voting instructions it receives, tabulating the results and then providing appropriate instructions at the Special Meeting.

If you’re an OBO, we must send the Special Meeting materials to your intermediary so they or their service company can forward them to you.  The package includes a request for voting instruction form or a form of proxy for you to complete.

If my shares are held in the name of an intermediary, will they automatically vote my shares for me?

No.  Specific voting instructions must be provided.  See “How do I vote if my shares are held in the name of an intermediary” below.

How do I vote if my shares are held in the name of an intermediary?

Only registered Pan American Shareholders, or the persons they appoint as proxies, are permitted to attend and vote at the Special Meeting.  To vote using the voting instruction form NOBOs received with this package, fill out the form and carefully follow the instructions.  To vote using the voting instruction form or form of proxy OBO’s received from their intermediary, sign and date the form and carefully follow the instructions for returning the form.

To attend and vote at the Special Meeting: (i) if you are a NOBO, you must follow the instructions on the voting instruction form and request a legal proxy to grant you the right to attend the Special Meeting and vote in person; and (ii) if you are an OBO, you must follow the instructions on the voting instruction form, or in the case of a form of proxy, strike out the names of the person named in the proxy and insert your (or such other person’s) name in the blank space provided.

What happens if I sign the enclosed form of proxy?

Signing the enclosed form of proxy gives authority to the Company’s listed directors or officers to vote your shares at the Special Meeting in accordance with your instructions.  You have the right to appoint as your proxyholder a person or company (who need not be a Pan American Shareholder), other than the persons designated in the form of proxy accompanying this Circular, to attend and to act on your behalf at the Special Meeting.  You may do so by striking out the names of the persons designated in the form of

If you have any questions or need assistance completing your proxy, please call Kingsdale Shareholder Services Inc.
at 1-877-657-5859 or email:  contactus@kingsdaleshareholder.com proxy and by inserting that other person’s name in the blank space provided.  If you hold your shares through an intermediary you should refer to “How do I vote if my shares are held in the name of an intermediary?” above.

What do I do with my completed form of proxy?

You must deposit your completed proxy with Computershare no later than 9:00 a.m. (Vancouver time) on March 22, 2012, or at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment or postponement of the Special Meeting.  If you hold shares through an intermediary you should refer to “How do I vote if my shares are held in the name of an intermediary?” above.

Once I have submitted my proxy, can I change my vote?

Yes.  To revoke a proxy, a registered shareholder may deliver a written notice to our registered office at any time up to and including the last business day before the Special Meeting or any adjournment or postponement of the Special Meeting.  A proxy may also be revoked, with the consent of the chairman, on the day of the Special Meeting or any adjournment or postponement of the Special Meeting by a registered shareholder by delivering written notice to the chairman.  In addition, a proxy may be revoked by depositing with Computershare another properly executed instrument appointing a proxy bearing a later date in the manner described above, or by any other method permitted by applicable law.  The written notice of revocation may be executed by the registered shareholder or by an attorney who has the shareholder’s written authorization.  If the registered shareholder is a corporation, the written notice must be executed by a duly authorized officer or attorney.

How will my shares be voted if I give my proxy?

If you appointed designated individuals on the form of proxy as your proxyholders, the shares represented by your proxy will be voted for or against the Share Issuance Resolution in accordance with your instructions as indicated on the form, on any ballot that may be called for.  If you submit a proxy, but do not provide specific instructions on your form of proxy as to how your shares should be voted, your shares will be voted FOR the Share Issuance Resolution.

Can I vote or appoint a proxy by internet or telephone?

Registered shareholders may use the internet (www.investorvote.com) or the telephone (toll-free 1-866-732-8683) to transmit voting instructions on or before the date and time noted above, and may also use the internet to appoint a proxyholder to attend and vote on behalf of the shareholder at the Special Meeting.  For information regarding voting or appointing a proxy by internet or telephone, see the form of proxy for registered shareholders.

What if amendments are made to these matters or other business is brought before the Special Meeting?

The accompanying form of proxy confers discretionary authority on the individuals designated in the form of proxy with respect to any amendments or variations to the matters identified in the Notice of Meeting or other matters that may properly come before the Special Meeting and the named proxies in your properly executed proxy will vote on such matters in accordance with their best judgment.  At the date of this Circular, we are not aware of any such amendments, variation or other matter which may be presented for action at the Special Meeting.

If you have any questions or need assistance completing your proxy, please call Kingsdale Shareholder Services Inc.
at 1-877-657-5859 or email:  contactus@kingsdaleshareholder.com

How many Pan American Shares are entitled to vote?

As of February 14, 2012, the Record Date for the Special Meeting, there were 104,492,744 Pan American Shares issued and outstanding, with each share carrying the right to one vote.

What if I have other questions?

If you have questions, you may contact our proxy solicitation and information agent, Kingsdale Shareholder Services Inc., by:

(i)                                     telephone, toll-free in North America at 1-877-657-5859;

(ii)                                  call collect outside North America at 416-867-2272; or

(iii)                               e-mail to contactus@kingsdaleshareholder.com.

If you have any questions or need assistance completing your proxy, please call Kingsdale Shareholder Services Inc.
at 1-877-657-5859 or email:  contactus@kingsdaleshareholder.com

About the Special Meeting

Our Special Meeting gives you the opportunity to vote on items of Pan American business — including the Share Issuance Resolution — receive an update on the Company, meet face to face with management and interact with our board of directors.

What the Special Meeting will cover

We’ll cover the following two items of business at the Special Meeting:

1.             Share Issuance Resolution — See pages 23 to 24 of this Circular

Our shareholders will be asked to consider and vote on the Share Issuance Resolution, which authorizes Pan American to issue up to 53,666,003 of its common shares in connection with an arrangement involving Pan American and Minefinders under Section 182 of the Business Corporations Act (Ontario), pursuant to which Pan American will acquire all of the issued and outstanding common shares of Minefinders.  The full text of the Share Issuance Resolution is attached as Schedule B to this Circular.

After careful consideration of the Arrangement, the Pan American Board UNANIMOUSLY RECOMMENDS that shareholders VOTE IN FAVOUR of the Share Issuance Resolution.

2.             Other business

We’ll also consider other matters that properly come before the Special Meeting.  As of the date of this Circular, we are not aware of any other items of business to be considered at the Special Meeting.  If other items of business are properly brought before the Special Meeting or after any postponement or adjournment, you (or your proxyholder, if you are voting by proxy) can vote as you see fit.

Level of Approval Required

We need a quorum

We can only hold the Special Meeting and transact business if at the beginning of the Special Meeting we have a quorum — where two or more people attending the meeting hold, or represent by proxy, at least 25% of our total common shares issued and outstanding.

We require a simple majority (50% plus one vote) of votes cast at the Special Meeting to approve all items of business, including the Share Issuance Resolution.

Shares and Outstanding Principal Holders

We are authorized to issue 200,000,000 Pan American Shares without par value.  As of the close of business on the Record Date, 104,492,744 fully paid and non-assessable Pan American Shares were issued and outstanding and entitled to vote at the Special Meeting.  Each Pan American Share you own entitles you to one vote on each item of business to be considered at the Special Meeting.  We do not have any other classes of voting securities.

Our shares are listed on two exchanges:

•                  TSX under the symbol PAA; and

•                  Nasdaq under the symbol PAAS.

If you have any questions or need assistance completing your proxy, please call Kingsdale Shareholder Services Inc.
at 1-877-657-5859 or email:  contactus@kingsdaleshareholder.com

The following individuals or companies owned or controlled 10% or more of our shares on the Record Date, according to the most recent early warning reports and alternative monthly reports filed on SEDAR:

•                  Royce & Associates, LLC and its affiliates owned or controlled approximately 10,960,127 Pan American Shares (approximately 10.5%).

Management and the Pan American Board are not aware of any other shareholder who beneficially owns, directly or indirectly, or exercise control or direction over, more than 10% of our outstanding shares.

Interests of Certain Persons

Other than as otherwise described in this Circular, none of the following persons have a direct or indirect substantial or material interest, by way of beneficial ownership of securities or otherwise, in any item of business to be considered at the Special Meeting:

•                  our directors or officers, or any person who has held a similar position since the beginning of fiscal 2011; or

•                  any of their associates or affiliates.

Interest of Insiders in Material Transactions

Other than as disclosed in this Circular, we are not aware of any shareholder that owns or controls more than 10% of the voting rights attached to the Pan American Shares, or of any director or officer of Pan American or a subsidiary of Pan American, or any associate or affiliate of any of the foregoing, who has a direct or indirect material interest in:

•                  any transaction we entered into since the beginning of 2011; or

•                  any proposed transaction which has, or will have, a material effect on us or any of our subsidiaries.

If you have any questions or need assistance completing your proxy, please call Kingsdale Shareholder Services Inc.
at 1-877-657-5859 or email:  contactus@kingsdaleshareholder.com

Voting

Questions about voting?

Contact:

Kingsdale Shareholder Services Inc.

The Exchange Tower

130 King Street West

Suite 2950, P.O. Box 361

Toronto, Ontario M5X 1E2

contactus@kingsdaleshareholder.com

T. 1.877.657.5859

(toll free within North America)

T. 1.416.867.2272

(collect call outside North America)

Who can vote

You are entitled to receive notice of and vote at the Special Meeting to be held on Monday, March 26, 2012, if you held Pan American Shares as of the close of business on February 14, 2012, the Record Date for the Special Meeting.

Each Pan American Share you own entitles you to one vote on each item of business to be considered at the Special Meeting.

How to vote

You can vote by proxy or voting instruction form or you can attend the Special Meeting and vote your shares in person.

Voting by Proxy or Voting Instruction Form

Voting by proxy or by voting instruction form is the easiest way to vote.  It means you are giving someone else (called your proxyholder) the authority to attend the Special Meeting and vote your shares for you.

There are different ways to submit your voting instructions, depending on whether you are a registered or non-registered shareholder.

The voting process is different depending on whether you are a registered or non-registered shareholder.

You are a registered shareholder if your name appears on your share certificate.

You are a non-registered shareholder if your bank, trust company, securities broker, trustee or other financial institution holds your shares (your nominee). This means the shares are registered in your nominee’s name, and you are the beneficial shareholder.

Non-registered Pan American Shareholders

You are a non-registered (or beneficial) shareholder if your shares are registered in the name of:

•                  your bank, trust company, securities dealer or broker, trustee, administrator, custodian or other intermediary, who holds your shares in a nominee account; or

•                  a clearing agency like CDS.

OBOs are beneficial shareholders who do not want us to know their identity.

NOBOs are non-objecting beneficial shareholders that do not object to us knowing their identity.

Under NI 54-101, we can deliver proxy-related materials directly to NOBOs.  Our agent, Broadridge, sends NOBOs the Special Meeting materials and a voting instruction form, along with instructions for completing the form and returning it to them.  Broadridge is responsible for following the voting instructions it receives, tabulating the results and then providing appropriate instructions to our transfer agent, Computershare.

If you’re an OBO, we must send the Special Meeting materials to your intermediary so they or their service company can forward them to you, unless you’ve waived the right to receive certain proxy-related

If you have any questions or need assistance completing your proxy, please call Kingsdale Shareholder Services Inc.
at 1-877-657-5859 or email:  contactus@kingsdaleshareholder.com materials.  The package should include a request for voting instruction form for you to complete with your voting instructions.

Voting using the voting instruction form

•                  NOBOs: Fill in the voting instruction form you received with this package and carefully follow the instructions provided.  You can send your voting instructions by phone or by mail or through the internet.

•                  OBOs: Sign and date the voting instruction form your intermediary sends to you, and follow the instructions for returning the form.  Your intermediary is responsible for properly executing your voting instructions.

Registered Pan American Shareholders

You are a registered shareholder if you hold a share certificate in your name.

Our President and Chief Executive Officer, Geoffrey A. Burns, or failing him, our General Counsel, Robert Pirooz have agreed to act as the Pan American management proxyholders in connection with the Special Meeting.  You can appoint someone other than the Pan American management proxyholders to attend the Special Meeting and vote on your behalf.  If you want to appoint someone else as your proxyholder, strike out the names on the enclosed proxy form and print the name of the person you want to appoint as your proxyholder in the space provided.  This person does not need to be a Pan American Shareholder.

On any ballot, your proxyholder must vote your shares or withhold your vote according to your instructions and if you specify a choice on a matter, your shares will be voted accordingly.  If there are other items of business that properly come before the Special Meeting, or amendments or variations to the items of business, your proxyholder has the discretion to vote your shares as he or she sees fit.

It is important you provide voting instructions with your proxy.  If you appoint the Pan American management proxyholders, but do not tell them how to vote, your shares will be voted FOR the Share Issuance Resolution.  This is consistent with the voting recommendations of the Pan American Board.  If there are other items of business that properly come before the Special Meeting, or amendments or variations to the items of business, the Pan American management proxyholders will vote according to management’s recommendation.

If you appoint someone other than the Pan American proxyholders to be your proxyholder, that person must attend and vote at the Special Meeting for your vote to be counted.

A proxy will not be valid unless it is signed by the registered Pan American Shareholder, or by the registered shareholders’ attorney with proof that they are authorized to sign.  If you represent a registered shareholder who is a corporation or association, your proxy should have the seal of the corporation or association, and must be executed by an officer or an attorney who has written authorization.  If you execute a proxy as an attorney for an individual registered shareholder, or as an officer or attorney of a registered shareholder who is a corporation or association, you must include the original or a notarized copy of the written authorization for the officer or attorney, with your proxy form.

If you have any questions or need assistance completing your proxy, please call Kingsdale Shareholder Services Inc.
at 1-877-657-5859 or email:  contactus@kingsdaleshareholder.com

If you are voting by proxy, you may vote:

•                  by phone;

•                  by mail; or

•                  on the internet.

Computershare must receive your proxy by 9:00 a.m. (Vancouver time) on Thursday, March 22, 2012, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the province of British Columbia) prior to the time set for the Special Meeting or any adjournment or postponement of the Special Meeting.  The chairman of the Special Meeting has the discretion to accept late proxy forms.

By telephone

You may vote your shares using the telephone by dialling the following toll-free number from a touch tone telephone: 1-866-732-8683.  If you vote using the telephone, you will need your control number, which appears below your name and address on your proxy form.

By mail

Complete your proxy form, including the section on declaration of residency, sign and date it, and send it to Computershare in the envelope provided.

If you did not receive a return envelope, please send the completed form to:

Computershare Investor Services Inc.

Attention:  Proxy Department

100 University Avenue

9th Floor

Toronto, Ontario M5J 2Y1

On the internet

Go to www.investorvote.com and follow the instructions on screen.  If you vote using the internet, you will need your control number, which appears below your name and address on your proxy form.

Attending the Special Meeting and voting in person

Non-Registered Pan American Shareholders

•                  NOBOs: Follow the instructions on the voting instruction form.  You must request a legal proxy form granting you the right to attend the Special Meeting and vote in person.

•                  OBOs: Follow the instructions on the voting instruction form from your intermediary, and request a proxy form, which grants you the right to attend the Special Meeting and vote in person.

If you are a NOBO or an OBO holding your shares in a customer account at a U.S.-registered broker-dealer, your shares will not be voted, and your shares will not be represented at the Special Meeting, unless you complete and return a voting instruction form.

If you have any questions or need assistance completing your proxy, please call Kingsdale Shareholder Services Inc.
at 1-877-657-5859 or email:  contactus@kingsdaleshareholder.com

When you arrive at the Special Meeting, make sure you register with a representative from Computershare so your voting instructions can be taken at the Special Meeting.

Registered Pan American Shareholders

Do not complete the enclosed proxy form if you want to attend the Special Meeting and vote in person.  Simply register with a representative from Computershare when you arrive at the Special Meeting.

Send us your voting instructions right away

Your vote will only be counted if Computershare receives your voting instructions before 9:00 a.m. (Vancouver time) on Thursday, March 22, 2012, if you are submitting your voting instructions online or by telephone, or if you are sending the proxy form by mail.

Make sure the proxy form is properly completed and that you allow enough time for it to reach Computershare if you are sending it by mail.

If the meeting is postponed or adjourned, Computershare must receive your voting instructions at least 48 hours before the meeting is reconvened.

Changing your Vote

Non-registered Pan American Shareholders

Only registered shareholders have the right to revoke a proxy.

Non-registered shareholders can change their vote:

•                  NOBOs: contact Broadridge right away so they have enough time before the Special Meeting to arrange to change their vote.

•                  OBOs: contact your intermediary right away so they have enough time before the Special Meeting to arrange to change the vote and, if necessary, revoke the proxy.

Registered Pan American Shareholders

You can revoke your proxy by sending a new completed proxy form with a later date, or a written note signed by you, or by your attorney if he or she has your written authorization.  You can also revoke your proxy in any manner permitted by law.

If you represent a registered shareholder who is a corporation or association, your written note must have the seal of the corporation or association, and must be executed by an officer or an attorney who has their written authorization.  The written authorization must accompany the revocation notice.

We must receive the written notice any time up to and including the last business day before the day of the Special Meeting, or the day the Special Meeting is reconvened if it was postponed or adjourned.

If you have any questions or need assistance completing your proxy, please call Kingsdale Shareholder Services Inc.
at 1-877-657-5859 or email:  contactus@kingsdaleshareholder.com

Send the signed written notice to:

Pan American Silver Corp.

Suite 1500, 625 Howe Street

Vancouver, British Columbia

Canada, V6C 2T6

Attention: Delaney Fisher

You can also give your written notice to the chairman of the Special Meeting on the day of the Special Meeting.  If the Special Meeting has already started, your new voting instructions can only be executed for items that have not yet been voted on.

If you’ve sent in your completed proxy form and since decided that you want to attend the Special Meeting and vote in person, you need to revoke the proxy form before you vote at the Special Meeting.

Processing the Votes

Our transfer agent, Computershare, or its authorized agents count and tabulate the votes on our behalf.

We will file the voting results of the Special Meeting on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) and post them on our website (www.panamericansilver.com) after the Special Meeting.

If you have any questions or need assistance completing your proxy, please call Kingsdale Shareholder Services Inc.
at 1-877-657-5859 or email:  contactus@kingsdaleshareholder.com

Business to be Acted Upon at the Special Meeting

Items of Business

We’ll cover two items of business at the Special Meeting:

1.             Share Issuance Resolution

Shareholders will be asked to consider and vote on the Share Issuance Resolution, described below.  The Share Issuance Resolution authorizes Pan American to issue up to 53,666,003 Pan American Shares in connection with the Arrangement, pursuant to which Pan American will acquire all of the issued and outstanding Minefinders Shares.  The full text of the Share Issuance Resolution is attached as Schedule B to this Circular.

After careful consideration of the Arrangement, the Pan American Board UNANIMOUSLY RECOMMENDS that Pan American Shareholders VOTE IN FAVOUR of the Share Issuance Resolution.

2.             Other business

We’ll also consider other matters that properly come before the Special Meeting.  As of the date of this Circular, we are not aware of any other items of business to be considered at the Special Meeting.

Share Issuance Resolution

As set out in the Notice of Meeting, at the Special Meeting shareholders will be asked to consider and vote on the Share Issuance Resolution in connection with the Arrangement.

The Arrangement involves the acquisition by us of all of the issued and outstanding Minefinders Shares.  Under the Arrangement, Minefinders Shareholders can elect to receive, in exchange for each Minefinders Share held, either: (i) 0.55 Pan American Shares and Cdn.$1.84 in cash (the Full Proration Option); or (ii) 0.6235 Pan American Shares and Cdn.$0.0001 in cash (the Pan American Share Option); or (iii) Cdn.$15.60 in cash (the Cash Option), subject to proration on the basis of the Available Cash Amount (up to approximately Cdn.$178.8 million) and the Available Share Amount (up to approximately 53,452,000 Pan American Shares) assuming, in each case, the exercise and conversion of all Minefinders Options and Minefinders Convertible Notes(1) prior to the Effective Time).

Each outstanding Minefinders Option not exercised at or before the Effective Time will be exchanged for a Replacement Option that will entitle the holder to receive, upon the exercise thereof, 0.6235 (the Option Exchange Ratio) Pan American Shares at an exercise price equal to the exercise price of the Minefinders

(1)          Assuming a conversion ratio of 125 Minefinders Shares for each $1,000 principal amount of Minefinders Convertible Notes.  The Minefinders Convertible Notes are convertible into Minefinders Shares at a conversion ratio of 83.5422 Minefinders Shares for each $1,000 principal amount of Minefinders Convertible Notes.  If the Arrangement becomes effective, Minefinders Convertible Noteholders may be entitled to receive a conversion premium in the form of Additional Shares as provided in the Indenture.  The number of Additional Shares is calculated at the Effective Date based in part on the volume weighted average price of the Minefinders Shares for the five trading days prior to the Effective Date subject to a maximum of 125 Minefinders Shares for each $1,000 principal amount of Minefinders Convertible Notes.  Since the number of Additional Shares cannot be calculated until after the close of trading on the trading day preceding the Effective Date, any Additional Shares issuable in respect of Minefinders Convertible Notes converted prior to the Effective Date will be issued immediately prior to the Effective Time.  If the Arrangement is not completed, Minefinders Convertible Noteholders will not be entitled to receive any conversion premium.

If you have any questions or need assistance completing your proxy, please call Kingsdale Shareholder Services Inc.
at 1-877-657-5859 or email:  contactus@kingsdaleshareholder.com

Option divided by the Option Exchange Ratio (subject to rounding and adjustment pursuant to the Plan of Arrangement) and otherwise with the same general terms and conditions as the original Minefinders Option (subject to an extension of term for all Replacement Options for which Minefinders 2011 Options are exchanged; see “The Arrangement — Replacement Options”).

The Arrangement is being carried out pursuant to the terms of the Arrangement Agreement and will be conducted in accordance with a court-approved Plan of Arrangement under the OBCA.

The maximum number of Pan American Shares issuable in connection with the Arrangement is 53,666,003 (51.4% of the number of Pan American Shares issued and outstanding as of the date of this Circular; 47% of such number on a fully-diluted basis), which number includes, for greater certainty, the Option Shares that could be issued in the event that all of the outstanding Minefinders Options are exchanged for Replacement Options and such options are exercised after the Effective Date, and the maximum number of Pan American Shares issuable assuming conversion of all of the outstanding Minefinders Convertible Notes(1) prior to the Effective Date.

Following completion of the Arrangement, assuming the maximum number of 53,666,003 Pan American Shares are issued and issuable to Minefinders Securityholders in connection with the Arrangement, it is expected that the current Pan American Shareholders and former Minefinders Securityholders will hold approximately 68% and 32% of the outstanding Pan American Shares, respectively (each on a fully-diluted basis).

As a result of the issuance of Pan American Shares in connection with the Arrangement, your ownership and voting interests in Pan American will be diluted, relative to your current proportional ownership and voting interests.

Pursuant to the rules of the TSX and Nasdaq, a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25%, in the case of the TSX, and 20%, in the case of Nasdaq, of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction.  As the Arrangement will result in us issuing in excess of 25% of the outstanding Pan American Shares, Pan American Shareholder Approval is required.  It is a condition of the Arrangement Agreement which governs the acquisition of Minefinders that the Share Issuance Resolution be approved by a simple majority (50% plus one vote) of votes cast at the Special Meeting by our shareholders, present in person or by proxy.

Record Date

The Board has passed a resolution to fix the close of business (Vancouver time) on February 14, 2012 as the Record Date for the determination of the registered Pan American Shareholders who will be entitled

(1)          Assuming a conversion ratio of 125 Minefinders Shares for each $1,000 principal amount of Minefinders Convertible Notes.  The Minefinders Convertible Notes are convertible into Minefinders Shares at a conversion ratio of 83.5422 Minefinders Shares for each $1,000 principal amount of Minefinders Convertible Notes.  If the Arrangement becomes effective, Minefinders Convertible Noteholders may be entitled to receive a conversion premium in the form of Additional Shares as provided in the Indenture.  The number of Additional Shares is calculated at the Effective Date based in part on the volume weighted average price of the Minefinders Shares for the five trading days prior to the Effective Date subject to a maximum of 125 Minefinders Shares for each $1,000 principal amount of Minefinders Convertible Notes.  Since the number of Additional Shares cannot be calculated until after the close of trading on the trading day preceding the Effective Date, any Additional Shares issuable in respect of Minefinders Convertible Notes converted prior to the Effective Date will be issued immediately prior to the Effective Time.  If the Arrangement is not completed, Minefinders Convertible Noteholders will not be entitled to receive any conversion premium.

If you have any questions or need assistance completing your proxy, please call Kingsdale Shareholder Services Inc.
at 1-877-657-5859 or email:  contactus@kingsdaleshareholder.com to notice of the Special Meeting, and any adjournment or postponement of the Special Meeting, and who will be entitled to vote at the Special Meeting.

If you have any questions or need assistance completing your proxy, please call Kingsdale Shareholder Services Inc.
at 1-877-657-5859 or email:  contactus@kingsdaleshareholder.com

The Arrangement

General

This section provides material information about our acquisition of Minefinders pursuant to the Arrangement.  The Arrangement is governed by both the Arrangement Agreement and the Plan of Arrangement.  Both the Pan American Board and the Minefinders Board have approved the Arrangement Agreement.

The Arrangement Agreement and the Plan of Arrangement provide that we will acquire all of the outstanding Minefinders Shares subject to, among other things:

—                 approval of the Share Issuance Resolution by the Pan American Shareholders;

—                 approval of the Minefinders Resolution by Minefinders Shareholders voting as a single class and by Minefinders Securityholders voting as a single class;

—                 approval of the Arrangement by the Court and approvals of the relevant stock exchanges; and

—                 satisfaction of certain closing conditions customary to transactions of this nature.

Pursuant to the Plan of Arrangement, each outstanding Minefinders Share will be transferred by the holder thereof to Acquireco.  Minefinders and Acquireco will then be amalgamated and continued as one corporation under the OBCA, with Minefinders surviving the Amalgamation (we call such surviving entity, Amalco).  Amalco will be a wholly owned subsidiary of Pan American.

If permitted by applicable laws, we intend to delist the Minefinders Shares from the TSX and the NYSE Amex as soon as practicable following the Effective Date and to apply for a decision for Minefinders to cease to be a reporting issuer under the Securities laws of each jurisdiction of Canada in which it is a reporting issuer.

Under the OBCA, the Court must approve the Plan of Arrangement.  If, among other things, Pan American Shareholder Approval is obtained at the Special Meeting and Minefinders Shareholder Approval and Minefinders Combined Securityholder Approval is obtained at the Minefinders Meeting, the Court will hold a hearing regarding the Final Order.  The Court will consider, among other things, the fairness and reasonableness of the Arrangement.  The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Background to the Arrangement

Our mission is to be the largest and lowest cost primary silver mining company worldwide.  Our growth strategy is based on increasing low-cost silver production through: the efficient operation and expansion of our existing mines; an aggressive exploration program to replace the silver ounces mined each year and increase our silver reserves and resources; and the acquisition and development of new silver-rich deposits.  Our management regularly reviews the activities of other silver and precious metals mining, development and exploration companies for the purpose of identifying and investigating prospective silver assets and transactions that could complement our existing operations and advance our strategic goals.

If you have any questions or need assistance completing your proxy, please call Kingsdale Shareholder Services Inc.
at 1-877-657-5859 or email:  contactus@kingsdaleshareholder.com

During the period from 2008 to 2011, we investigated a number of potential strategic acquisitions, entered into a number of confidentiality agreements with interested parties, and our technical teams conducted due diligence on numerous projects and companies.  As a result of these corporate development activities — in addition to the current Arrangement Agreement with Minefinders - we also acquired an interest and operatorship in the La Preciosa silver development project in Durango, Mexico in April 2009 and acquired Aquiline Resources Inc., which owned the Navidad silver development project in Chubut, Argentina, by way of a friendly take-over bid in December 2009.

Our President and Chief Executive Officer, Geoff Burns, was first introduced to Mark Bailey, Minefinders’ President and Chief Executive Officer, at the Denver Gold Show in September 2008.  At this informal introductory meeting, Mr. Burns and Mr. Bailey generally discussed the operations of Pan American and Minefinders and the possible merits of exploring a potential combination of the two companies.

On October 16, 2008, we entered into a confidentiality and non-disclosure agreement with Minefinders under which Minefinders allowed us access to certain confidential information relating to Minefinders and its business operations.  Shortly thereafter, Minefinders granted us access to a confidential data room containing technical information, and we conducted desktop technical due diligence on Minefinders and its Dolores mine located in Chihuahua, Mexico.

On October 21, 2008, Michael Steinmann, our Executive Vice President, Geology & Exploration, and Martin Wafforn, our Vice President, Technical Services, travelled to Golden, Colorado, USA, to review mineral resource estimates for the Dolores mine at the offices of Chlumsky, Armbrust & Meyer, LLC (“CAM”), an external consultant that had been engaged by Minefinders.  From October 28 to 30, 2008, Mr. Steinmann, Mr. Wafforn and Steve Busby, our Chief Operating Officer, conducted a site visit of the Dolores mine.  In the two months that followed this site visit, further meetings took place among Mr. Bailey, Mr. Burns and Robert Pirooz, our General Counsel, which involved general discussions regarding us acquiring Minefinders.

Between November 3 and November 4, 2008, Mr. Steinmann and Mr. Busby travelled to Minefinders’ exploration offices located in Reno, Nevada, USA to conduct a review of Minefinders’ exploration programs.  On December 19, 2008, we entered into a confidentiality and non-disclosure agreement with Minefinders under which we allowed Minefinders access to certain confidential information relating to us and our business operations.

With the market collapse in late 2008, however, the parties decided not to pursue a potential transaction at that time.

In February and March 2009, Minefinders conducted reciprocal due diligence on certain of our properties.  Minefinders’ technical personnel visited our Manantial Espejo mine, in Argentina and our Alamo Dorado mine in Mexico.

In early March 2009, Mr. Burns met with Minefinders’ senior management at the Global Metals and Mining Conference that was held by BMO Capital Markets in Florida and reinitiated discussions about a potential transaction.  On March 26, 2009, Mr. Steinmann, Mr. Wafforn, Mr. Busby and Joe Phillips (our former Senior Vice President, Project Development) undertook a second site visit to the Dolores mine.

In June 2009, we delivered a non-binding proposal letter to Minefinders with indicative terms for a potential acquisition of Minefinders.  Following a review of the proposal, the Minefinders Board determined not to proceed with the proposed transaction at that time given the proposed terms and the then prevailing market conditions.  However, the respective management teams of Pan American and Minefinders agreed to consider discussions in the future if warranted.

If you have any questions or need assistance completing your proxy, please call Kingsdale Shareholder Services Inc.
at 1-877-657-5859 or email:  contactus@kingsdaleshareholder.com

On March 1, 2011, Mr. Burns and Mr. Bailey met informally at the Global Metals and Mining Conference held by BMO Capital Markets in Florida, and after discussions concerning recent developments for Pan American and Minefinders, they agreed to renew the two companies’ previous confidentiality agreements with each other so that we could update our due diligence on Minefinders’ projects and the parties could, if interested, resume discussions regarding a possible transaction.  We renewed our confidentiality and non-disclosure agreement with Minefinders on March 14, 2011 pursuant to which Minefinders agreed to disclose certain confidential information to us.  On March 22, 2011, management provided the Board with an update on the recent developments with respect to re-initiation of discussions between Pan American and Minefinders.  Between March 30 and April 1, 2011, a further site visit of the Dolores property was conducted by Mr. Steinmann, Mr. Wafforn, Mr. Busby, Doug Ward, our Director, Business Development, and Wade Stogran, our Director, Environmental Services.  During this site visit, among other matters, our technical team reviewed Minefinders’ geological model and life-of-mine plan for the Dolores mine.  Based on this information, our technical team prepared its own geological model for Dolores and an economic valuation model for Dolores based on Minefinders’ life-of-mine plan.  In addition, on May 9, 2011, Mr. Steinmann, Mr. Ward and Pamela DeMark, our Director, Resources, attended CAM’s offices and conducted another mineral reserve review relating to the Dolores mine.  In May 2011, our senior management made a presentation to the Pan American Board concerning Minefinders and proposed transaction terms.

Based on a positive response from our initial due diligence, Minefinders renewed its confidentiality and non-disclosure agreement with us on May 27, 2011, under which we agreed to disclose certain confidential information to Minefinders.  In early June 2011, we provided Minefinders with access to our confidential data room containing technical, financial and corporate information.  Later that month, Minefinders’ senior technical personnel and independent director Bob Gilroy conducted site visits of our Manantial Espejo, Alamo Dorado and La Colorada mines.

On July 8, 2011, we entered into an engagement agreement with CIBC (effective as of June 27, 2011) pursuant to which CIBC agreed to act as our financial advisor in connection with a potential transaction with Minefinders.

On July 11, 2011, we submitted a draft indicative proposal to Minefinders (without any proposed consideration amount specified) to provide Minefinders’ management, the Minefinders Board and their advisors an indication of the type of proposal being considered by us.  On July 14, 2011, Mr. Steinmann undertook a further visit to Minefinders’ Reno exploration office to review Minefinders’ exploration programs.

On August 4, 2011, Mr. Burns and Mr. Pirooz met with Mr. Bailey and Greg Smith, Minefinders’ Vice President, Finance and Chief Financial Officer.  At that meeting, we presented Minefinders with a non-binding expression of interest and an exclusivity agreement, both of which were open for acceptance for seven days.  This proposal involved the acquisition of all outstanding Minefinders Shares by us in exchange for consideration consisting of 0.53 Pan American Shares per Minefinders Share.  The respective management teams discussed the proposed exchange ratio and timing and agreed to extend the period for acceptance of the expression of interest to allow for the Minefinders Board and its advisors to review the proposal and for market conditions to improve.

On August 11, 2011, Mr. Bailey confirmed by letter to Mr. Burns that the Minefinders Board had concluded that the proposed exchange ratio was not acceptable at that time and, therefore, negotiations would cease.  However, Mr. Bailey also indicated that the Confidentiality Agreements would remain in place and Pan American would be permitted to complete its due diligence then underway.

If you have any questions or need assistance completing your proxy, please call Kingsdale Shareholder Services Inc.
at 1-877-657-5859 or email:  contactus@kingsdaleshareholder.com

In early November 2011, Mr. Burns reinitiated discussions with Mr. Bailey over a potential transaction between us and Minefinders, specifically one that involved both the share exchange component proposed in June and an additional cash component.  Minefinders’ response to this new proposal was positive, and between November 22 to November 23, 2011, Mr. Wafforn, Ota Hally, our Director, Finance, Americo Delgado, our Director, Metallurgy, and Gerardo Real, our former controller at the Alamo Dorado mine, conducted a further site visit of the Dolores mine.  During this site visit, among other matters, our technical team reviewed operations costing, taxation and metallurgical recoveries for the Dolores mine.  Between December 1 and December 3, 2011, Mr. Ward conducted another site visit of the Dolores mine with two representatives of our external geotechnical consultant, Golder & Associates, to specifically assess geotechnical issues, including the stability of pit walls and leach pads at the mine.  Based on the information from all site visits, our technical team subsequently updated our financial model for Minefinders.

During November and December 2011, Mr. Burns and Mr. Bailey met on at least two more occasions to discuss the potential combination of Pan American and Minefinders.  During this period we also delivered to Minefinders a list of additional financial, legal and corporate materials we required in connection with our due diligence.

On December 14, 2011, we delivered to Mr. Bailey and Robert Leclerc, a director and the Chairman of Minefinders’ board of directors, a written, non-binding, conditional expression of interest indicating the terms and conditions upon which we would be prepared to consider combining the two companies under a plan of arrangement, subject to satisfactory due diligence, negotiation of definitive transaction agreements and mutual board approvals.  In particular, the expression of interest provided that we would acquire each outstanding Minefinders Share for consideration consisting of 0.53 Pan American Shares and Cdn.$1.84 in cash.

On December 15, 2011, Mr. Bailey contacted Mr. Burns with the comments and concerns of Minefinders and its advisors respecting the December 14 expression of interest.  Messrs. Bailey and Burns also discussed potentially increasing the share exchange ratio to improve the terms of the proposed transaction.  Between December 15 and December 19, 2011, we continued to negotiate the terms of the non-binding proposal letter and exclusivity agreement with Minefinders.

On December 19, 2011, we delivered to Minefinders a revised non-binding expression of interest which proposed consideration of 0.55 Pan American Shares and Cdn.$1.84 per Minefinders Share.  This expression of interest was accepted by Minefinders on December 22, 2011 and we entered into an exclusivity agreement with Minefinders later that day, providing for exclusive dealings until January 23, 2012 to allow confirmatory financial and legal due diligence to be completed and to negotiate definitive transaction agreements.

During the period from December 23, 2011 to January 22, 2012, our and Minefinders’ respective financial and legal advisors continued with due diligence and negotiated the terms of definitive transaction agreements.  Extensive due diligence continued during this period with reviews of corporate records and accounting materials for both companies, and a review by our local counsel in Mexico, R.B. Abogados, of the mineral concessions and related permits held by Minefinders in Mexico and corporate matters in connection with Minefinders’ Mexican subsidiaries.  We also hired a Mexican labour relations law firm, Legalmex S.C., and a community relations specialist law firm, Grupo Abogacía Profesional, S.C., to assist with our due diligence of Minefinders focusing on labour matters and issues relating to the ejido and the local community surrounding the Dolores mine, respectively.

If you have any questions or need assistance completing your proxy, please call Kingsdale Shareholder Services Inc.
at 1-877-657-5859 or email:  contactus@kingsdaleshareholder.com

On January 10, 2012, the Pan American Board engaged Scotia Capital as an independent financial advisor in respect of the proposed Arrangement, and under the terms of the engagement we agreed to pay Scotia Capital a fee for the preparation of its fairness opinion that was not contingent on the successful completion of the Arrangement.

On January 17, 2012, the senior management and technical teams of Minefinders and Pan American held a full day reciprocal due diligence session in Vancouver.  At this session, we gave a number of presentations ranging from our 2012 consolidated mining operations budget, to a summary and analysis of our operating properties as well as our long term outlook.  Similarly, Minefinders provided us with a summary of its operations, and both companies had an opportunity to pose a number of questions to each other, which were answered at the meeting.

On the afternoon of Friday, January 20, 2012, after the close of trading on North American markets, the Pan American Board met to consider the proposed transaction and received presentations from management and our external legal counsel, Borden Ladner Gervais LLP (“BLG”), on the results of their technical, financial and legal due diligence on Minefinders.  Each of CIBC and Scotia Capital then reviewed with the Pan American Board their respective financial analysis of the transaction and delivered to the Pan American Board their respective oral fairness opinions, which were confirmed by subsequent delivery of written fairness opinions dated January 20, 2012, to the effect that, as of that date and based on and subject to the assumptions, limitations and qualifications described in such opinions, the Consideration to be paid by us pursuant to the Arrangement Agreement is fair, from a financial point of view, to Pan American.  The Pan American Board then received a summary of the terms of the Arrangement Agreement and the Voting Agreement from BLG.  After considering these reports and presentations, the Pan American Board carefully reviewed, considered and deliberated aspects of the proposed transaction, including the terms and conditions of the Arrangement Agreement and the Voting Agreement, and then unanimously: (i) determined that entering into the Arrangement Agreement and completing the transactions contemplated in the Arrangement Agreement is in the best interests of Pan American; (ii) approved the execution and delivery of the Arrangement Agreement and the Voting Agreement; and (iii) recommended that Pan American Shareholders vote in favour of an ordinary resolution to approve the issuance of Pan American Shares in connection with the Arrangement.  The determination of the Pan American Board is based on various factors described more fully under the heading “The Arrangement — Reasons for and Benefits of the Arrangement”.

On the afternoon of Sunday, January 22, 2012, the Minefinders Board met to consider the Arrangement and passed a unanimous resolution to approve the Arrangement.

Later in the afternoon of Sunday, January 22, 2012, execution copies of the Arrangement Agreement and the Voting Agreement and ancillary documents were finalized.  The Arrangement Agreement was then executed and delivered by us and Minefinders that evening and the Voting Agreement was executed by us and the Locked-up Shareholders.  The transaction was announced by us and Minefinders by way of a joint press release at approximately 8:00 a.m. (EST) on Monday, January 23, 2012, prior to the opening of North American markets for trading.  We held a joint conference call and webcast with Minefinders on Monday, January 23, 2012 at 8:00 a.m. (PST) to discuss the Arrangement.

During the process of reviewing the proposed transaction, there were no materially contrary views expressed or abstention by any of our directors.

If you have any questions or need assistance completing your proxy, please call Kingsdale Shareholder Services Inc.
at 1-877-657-5859 or email:  contactus@kingsdaleshareholder.com

Recommendation of the Board

AFTER CAREFUL CONSIDERATION OF THE ARRANGEMENT, INCLUDING THE FACTORS SET FORTH BELOW, THE PAN AMERICAN BOARD UNANIMOUSLY RECOMMENDS THAT PAN AMERICAN SHAREHOLDERS VOTE IN FAVOUR OF THE SHARE ISSUANCE RESOLUTION.

Reasons for and Benefits of the Arrangement

In evaluating the Arrangement and unanimously reaching their conclusion and making their recommendations in support of the Arrangement, the Pan American Board considered a number of factors including, among others:

•                  Creates leading silver mining company:  The combined company will be one of the largest geographically diversified silver mining companies with a combined market capitalization of approximately Cdn.$3.7 billion, providing enhanced capital markets scale and profile and increased strategic flexibility.  The combined company will have a leading and well sequenced growth profile combining immediate access to near-term cash flow with significant future growth opportunities.

•                  Lowers production costs:  Meaningfully reduces our average silver cash costs across our portfolio of producing mines through the addition of low-cost, near-term production from the Dolores mine.

•                  Provides near term cash flow:  The transaction provides us with additional near-term cash flow to help finance our development of the Navidad project, and reduces our need to seek other dilutive financing.

•                  Leading growth profile:  Combined production for the year ended 2011 of approximately 26 million ounces of silver (based on Pan American 2011 guidance and Minefinders disclosed 2011 results) is expected to reach over 50 million ounces by the year 2015.  Minefinders’ Dolores property also provides a number of attractive near-term opportunities (including a potential mill addition at the Dolores mine), to drive production growth prior to the expected commencement of production at Pan American’s Navidad project.

•                  Enhances portfolio diversification:  The transaction diversifies Pan American’s portfolio towards producing assets from developing assets.  The combined company will consist of eight operating mines and an extensive portfolio of development and exploration projects in jurisdictions throughout the Americas.  The combined company will enjoy more diversified operations with a greater presence in Mexico, a mining-friendly jurisdiction where we already have extensive operations and which is viewed by analysts as having less political risk than certain other South American jurisdictions in which we currently operate.  Based on expected silver production in 2011, approximately 52% of combined production will be from mines in Mexico, 21% from Peru, 15% from Argentina and 12% from Bolivia.

•                  Significant silver mineral reserves and mineral resources:  The combined company will have a significant mineral reserve base consisting of 350 million ounces of proven and probable silver mineral reserves and 3.0 million ounces of proven and probable gold mineral reserves — with additional measured and indicated mineral resources of 742 million ounces of silver and 2.0 million ounces of gold and inferred mineral resources of 265 million ounces of silver and 1.4 million ounces of gold, as of the end of December 2010.

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•                  Strong balance sheet and access to capital:  The additional cash flow from Minefinders’ Dolores property will solidify our ability to fund our industry-leading growth profile without equity dilution while maintaining our existing dividend payments.  The pro forma company will have a cash balance of approximately $570 million, undrawn credit facilities in the amount of $150 million, substantial cash flow generating capacity and negligible debt.  In addition, our shares will remain one of the world’s most liquid silver investments with listings on both the TSX and Nasdaq and with one of the largest public market floats of primary silver producers.

•                  Attractive re-rating opportunity:  The valuation of the combined company will be well positioned to benefit from enhanced scale, diversification and growth profile as well as strong transaction rationale.

A number of these anticipated benefits and factors are based on various assumptions and are subject to various risks.  See the sections of the Circular entitled ‘‘Forward-Looking Statements and Information’’ and ‘‘Risk Factors’’.

In reaching their conclusion and making their recommendations, the Pan American Board relied on their knowledge of Pan American, Minefinders and the silver industry, on the information provided by Pan American’s management and on the advice of its legal and financial advisors.  The Pan American Board considered numerous other factors in assessing the Arrangement including, among others, the following:

•                  Opinions:  The respective financial analyses and opinions of each of CIBC and Scotia Capital, as of January 20, 2012 and based on and subject to various assumptions, matters considered and limitations and qualifications described in such opinions, as to the fairness, from a financial point of view, to Pan American of the Consideration to be paid by Pan American in the Arrangement.

•                  Due Diligence:  Our management and its technical, legal and financial advisors conducted extensive due diligence on Minefinders from 2008 through 2012 and several site visits to Minefinders’ Dolores mine in Chihuahua, Mexico.

•                  Likelihood of Completion:  The Arrangement is not subject to unreasonable or extraordinary conditions to completion.  We expect to obtain all necessary regulatory approvals in due course.

•                  Voting Agreement:  The directors and executive officers of Minefinders, who, as at January 22, 2012, in aggregate held approximately 1.69% of the outstanding Minefinders Shares and 62.45% of the outstanding Minefinders Options, being 3.5% of the Minefinders Securities outstanding, indicated a willingness to enter into the Voting Agreement with Pan American under which they would agree to vote in favour of the Arrangement.

•                  Ability to Accept a Superior Proposal:  Under the Arrangement Agreement, the Pan American Board remains able to respond, in accordance with its fiduciary duties, to certain unsolicited proposals that are more favourable to Pan American Shareholders than the Arrangement.  The Pan American Board received advice from its financial and legal advisors that the deal protection terms including the Pan American Termination Payment and Pan American Expense Payment and circumstances for payment of such payments, are within the ranges typical in the market for similar transactions.

•                  Pan American Shareholder Approval:  The Share Issuance Resolution must be approved by a majority of the votes cast in respect thereof by Pan American Shareholders present in person or represented by proxy at the Special Meeting.  The Pan American Board believes that the required approval protects the rights of Pan American Shareholders.

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•                  Absence of Competing Proposal:  Since the entering into of the Arrangement Agreement on January 22, 2012, neither Minefinders nor Pan American have received any expressions of interest or competing offers related to a merger or acquisition transaction.

The Pan American Board also considered potential adverse factors associated with the Arrangement including, among others, the following:

•                  Dilution — As a result of the issuance of Pan American Shares under the Arrangement, existing shareholders will experience a degree of dilution in their ownership of Pan American.  Dilution to existing shareholders will be reduced to the extent such shareholders are also shareholders of Minefinders.  Following completion of the Arrangement, assuming the maximum number of 53,666,003 Pan American Shares are issued and issuable to Minefinders Securityholders in connection with the Arrangement, it is expected that the current Pan American Shareholders and former Minefinders Securityholders will hold approximately 68% and 32% of the outstanding Pan American Shares, respectively (each on a fully-diluted basis).

•                  Integration Challenges — The challenges inherent in the combination of two enterprises of the size and scope of Pan American and Minefinders and the possible resulting diversion of management attention for an extended period of time as well as the risk that anticipated benefits, long-term as well as short-term, of the transaction for our shareholders might not be realized.

•                  Opportunity Costs — The investment of management time to the Arrangement may delay or prevent us from exploiting other business opportunities that may arise pending completion of the Arrangement.

•                  Risk of Non-Completion — The risks and costs to us if the Arrangement is not completed, including the adverse effects on our ability to execute another transaction.

•                  Expenses and Payments on Termination — Our obligation to pay the Pan American Expense Payment and the Pan American Termination Payment if the Arrangement Agreement is terminated under certain circumstances.

•                  Risks in Minefinders’ Business — The risks involved in the business of Minefinders, particularly with respect to the potential addition of a mill at the Dolores mine, the use of sodium cyanide in connection with the heap leach pads at the Dolores mine and past difficulties with heap leach pads at the Dolores mine.

The foregoing summary of the information and factors considered by the Pan American Board in reaching its conclusions and recommendations is not, and is not intended to be, exhaustive.  In view of the wide variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, the Pan American Board did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusions and recommendations.  In addition, our individual directors may have assigned different weight to different factors.

Fairness Opinions

CIBC

Pursuant to an amended and restated engagement agreement dated January 19, 2012 and effective as of June 27, 2011, CIBC agreed to act as our financial advisor in connection with the Arrangement and provide the Pan American Board with an opinion as to the fairness to Pan American, from a financial point

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of view, of the Consideration to be paid by us pursuant to the Arrangement Agreement.  At a meeting held on January 20, 2012, CIBC provided the Pan American Board with an oral opinion, subsequently confirmed in writing to the Pan American Board, to the effect that, based upon and subject to the assumptions, limitations and qualifications contained therein, and as of the date thereof, the Consideration to be paid by us pursuant to the Arrangement Agreement was fair, from a financial point of view, to Pan American.

The full text of the CIBC Fairness Opinion, which sets forth, among other things, the assumptions made, information reviewed and matters considered, and limitations and qualifications on the review undertaken in connection with the opinion, is attached to this Circular as Schedule D.  The CIBC Fairness Opinion is not intended to be and does not constitute a recommendation to any Pan American Shareholder as to how to vote or act at the Special Meeting.  The CIBC Fairness Opinion was only one of a number of factors taken into consideration by the Pan American Board in considering the Arrangement and should not be viewed as determinative of the views of the Pan American Board with respect to the Arrangement or the Consideration to be paid by us pursuant to the Arrangement.  This summary of the CIBC Fairness Opinion is qualified in its entirety by reference to the full text of the CIBC Fairness Opinion and shareholders are urged to read the CIBC Fairness Opinion in its entirety.

The CIBC Fairness Opinion was rendered on the basis of securities markets, economic, monetary, general business, financial and other conditions and circumstances prevailing as at the date of the opinion and the conditions, prospects, financial and otherwise, of Pan American and Minefinders, as applicable, as they are reflected in the information and documents reviewed by CIBC and as they were presented to CIBC.  Subsequent developments may affect the CIBC Fairness Opinion.  CIBC has disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the CIBC Fairness Opinion which may come or be brought to the attention of CIBC after the date of the CIBC Fairness Opinion.

CIBC has acted as our exclusive financial advisor in connection with the Arrangement and will receive a fee for its services, including a fee for the delivery of the CIBC Fairness Opinion and fees that are contingent upon the completion of the Arrangement or another change of control involving Pan American and Minefinders.  We have also agreed to indemnify CIBC against certain liabilities.

Scotia Capital

On January 10, 2012, we entered into an engagement agreement with Scotia Capital pursuant to which, among other things, Scotia Capital agreed to provide the Pan American Board with an independent fairness opinion as to the fairness of the Consideration, from a financial point of view, to Pan American.  At a meeting held on January 20, 2012, Scotia Capital provided the Pan American Board with an oral opinion, subsequently confirmed in writing to the Pan American Board, to the effect that, based upon and subject to the various assumptions, limitations and qualifications contained therein, the Consideration was fair, from a financial point of view, to Pan American.

The full text of the Scotia Capital Fairness Opinion, which sets forth, among other things, the assumptions made, information reviewed and matters considered, and limitations and qualifications on the review undertaken in connection with the opinion, is attached to this Circular as Schedule E.  The Scotia Capital Fairness Opinion is not intended to be and does not constitute a recommendation to any Pan American Shareholder as to how to vote or act at the Special Meeting.  The Scotia Capital Fairness Opinion was only one of a number of factors taken into consideration by the Pan American Board in considering the Arrangement and should not be viewed as determinative of the views of the Pan American Board with respect to the Arrangement or the Consideration to be paid by Pan American pursuant to the Arrangement.  This summary of the Scotia Capital Fairness Opinion is qualified in its entirety by reference

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to the full text of the Scotia Capital Fairness Opinion and shareholders are urged to read the Scotia Capital Fairness Opinion in its entirety.

The Scotia Capital Fairness Opinion was rendered on the basis of securities markets, economic, monetary, general business, financial and other conditions and circumstances prevailing as at the date of the opinion and the conditions, prospects, financial and otherwise, of Pan American and Minefinders, as applicable, as they are reflected in the information and documents reviewed by Scotia Capital and as they were presented to Scotia Capital. Subsequent developments may affect the Scotia Capital Fairness Opinion. Scotia Capital has disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the Scotia Capital Fairness Opinion which may come or be brought to the attention of Scotia Capital after the date of the Scotia Capital Fairness Opinion.

Scotia Capital has acted as an independent fairness opinion provider to the Pan American Board, and in exchange, we have agreed to pay Scotia Capital a fee for rendering the Scotia Capital Fairness Opinion, regardless of the conclusions reached therein and regardless of whether the Arrangement is consummated. Scotia Capital will not be paid an additional fee that is contingent upon the completion of the Arrangement or any alternative transaction. The Pan American Board took this fee structure into account when considering the Scotia Capital Fairness Opinion. In addition, we agreed to reimburse Scotia Capital for its reasonable out-of-pocket expenses in connection with the provision of its services.

Plan of Arrangement

The Plan of Arrangement sets out the steps and actions by which the Arrangement will be effected.

The Plan of Arrangement is set out as Schedule “A” to the Amendment Agreement, which is available in full on SEDAR (www.sedar.com) and may also be obtained, free of charge, by Pan American Shareholders upon request from the Corporate Secretary of Pan American at Suite 1500 — 625 Howe Street, Vancouver, British Columbia V6C 2T6 (Attention: Corporate Secretary).

The following summary of certain material provisions of the Plan of Arrangement is not comprehensive, and is qualified in its entirety by reference to the full text of the Plan of Arrangement.

Commencing at the Effective Time, except as otherwise noted herein, the following shall occur and shall be deemed to occur in one minute intervals, in the following order, without any further act or formality required on the part of any person:

1.                                       all Minefinders Shares to be issued to Minefinders Optionholders who have tendered Conditional Exercise Notices, together with the applicable exercise price, for any Minefinders Options that are vested at or prior to the Effective Time (including any unvested Minefinders Options whose vesting was accelerated pursuant to Section 3.4(f) of the Minefinders 2003 Option Plan or Section 6 of the Minefinders 2011 Option Plan), will be deemed to be issued to such Minefinders Optionholders, as fully paid and non-assessable common shares in the capital of Minefinders, such Minefinders Optionholders will be entered in the share register of Minefinders as the registered holder thereof and no share certificates in respect of such Minefinders Shares shall be issued;

2.                                       each Dissenting Minefinders Share held by a Dissenting Minefinders Shareholder shall be deemed to have been transferred to Pan American, and

(a)                                  the Dissenting Minefinders Shareholder shall cease to be the registered holder of such Dissenting Minefinders Shares and shall cease to have any rights as a Minefinders Shareholder in respect of such Dissenting Minefinders Shares other than the right to be paid fair value by Pan American for such Dissenting Minefinders Shares as set out in Article 4 of the Plan of Arrangement;

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(b)                                 the Dissenting Minefinders Shareholder’s name shall be removed as the holder of such Dissenting Minefinders Shares from the register of Minefinders Shareholders; and

(c)                                  Pan American will be the holder of all of the Dissenting Minefinders Shareholder’s Dissenting Minefinders Shares and the register of Minefinders Shareholders shall be revised accordingly;

Please note that only registered Minefinders Shareholders are entitled to exercise Dissent Rights. Pan American Shareholders are not entitled to exercise any dissent rights in connection with the Share Issuance Resolution or the Arrangement.

3.                                       subject to certain provisions of the Plan of Arrangement (regarding adjustments to cash and share elections, the manner of making elections and adjustments to ensure no Minefinders Shareholder is entitled to a fraction of a Pan American Share or a fraction of Cdn.$0.01), each Minefinders Share held by a Minefinders Shareholder (other than Minefinders Shares held by Pan American and its affiliates and (without duplication) Dissenting Minefinders Shares but, for greater certainty, including Minefinders Shares acquired by former Minefinders Optionholders pursuant to paragraph 1 above) shall be transferred by the holder thereof to Pan American in exchange for (as elected or deemed to be elected by the holder in accordance with the Minefinders Shareholder’s Letter of Transmittal or (in respect of Minefinders Shares issued to former Minefinders Optionholders in accordance with paragraph 1 above) Conditional Exercise Notice:

(a)                                  the Cash Option;

(b)                                 the Pan American Share Option; or

(c)                                  the Full Proration Option,

and (1) the Former Minefinders Shareholder shall cease to be the registered holder of each Minefinders Share so transferred and shall be the holder of the Pan American Shares received by it pursuant to this paragraph (if any), and the name of such Former Minefinders Shareholder shall be removed from the register of Minefinders Shareholders and shall be entered into the register of holders of Pan American Shares as the holder of the Pan American Shares received by it pursuant to this paragraph (if any); (2) the Former Minefinders Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Minefinders Share in accordance with this paragraph; (3) Pan American will be the holder of all of the outstanding Minefinders Shares and the register of Minefinders Shareholders shall be revised accordingly; and (4) unless the Minefinders Shareholder receives only cash for Minefinders Shares owned by such Minefinders Shareholder, a pro rata portion of the total amount of cash and the total number of Pan American Shares received by such Minefinders Shareholder pursuant to this paragraph as adjusted (pursuant to the cash and share elections described below, and as adjusted to ensure no Minefinders Shareholder is entitled to a fraction of a Pan American Share or a fraction of a Cdn.$0.01), if applicable, will be allocated to every Minefinders Share transferred by such Minefinders Shareholder hereunder, so that such Minefinders Shareholder will receive for each such Minefinders Share the same combination of Pan American Shares and cash as it receives for each other Minefinders Share held by it and neither Pan American Shares nor cash will be considered to have been received for any specific portion or fraction of such Minefinders Share;

4.                                       each outstanding Minefinders Option in respect of which Pan American Shares are not issued in accordance with paragraph 1 above (all in accordance with the Plan of Arrangement) shall be exchanged for an option (each, a “Replacement Option”) to purchase from Pan American the

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number of Pan American Shares equal to: (i) the Option Exchange Ratio multiplied by (ii) the number of Minefinders Shares subject to such Minefinders Option immediately prior to the Effective Time. Such Replacement Option shall provide for an exercise price per Pan American Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Minefinders Share otherwise purchasable pursuant to such Minefinders Option; divided by (y) the Option Exchange Ratio. If the foregoing calculation results in the total Replacement Options of a particular holder being exercisable for a number of Pan American Shares that includes a fractional Pan American Share, the total number of Pan American Shares subject to such holder’s total Replacement Options shall be rounded down to the nearest whole number of Pan American Shares. All terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercise, will be the same as the Minefinders Option for which it was exchanged, except that the expiry date for all Replacement Options for which Minefinders 2011 Options are exchanged and which are held by employees, officers, directors or consultants of Minefinders or its affiliates:

(a)                                  who cease to be employees, officers, directors or consultants of Minefinders of any of its affiliates on the Effective Date will be extended to the earlier of (a) 12 months from the Effective Date, and (b) the original expiry date (absent such cessation) of any such Minefinders 2011 Option; and

(b)                                 whose service with Minefinders, Pan American or any affiliate thereof is terminated other than for cause after the Effective Date will be extended to the earlier of (a) the later of (1) 12 months from the Effective Date, and (2) 90 days from the date of such termination, and (b) the original expiry date (absent such termination) of any such Minefinders 2011 Option.

Notwithstanding the foregoing, if required, the exercise price of each Replacement Option of any particular holder shall be, and shall be deemed to be, adjusted by the amount, and only to the extent, necessary to ensure that the In the Money Amount of the Replacement Option does not exceed the In the Money Amount of the original Minefinders Option immediately before the exchange;

5.                                       each outstanding Minefinders Share (including any Minefinders Share held by Pan American or any affiliate thereof) shall be transferred without any further act or formality by the holder thereof to Acquireco in exchange for one common share of Acquireco;

6.                                       the stated capital in respect of the Minefinders Shares shall be reduced to Cdn.$1.00 without any repayment of capital in respect thereof;

7.                                       Minefinders and Acquireco will merge (the “Amalgamation”) to form one corporate entity with the same effect as if they were amalgamated under Sections 174 through 179 (other than Section 177) of Part XIV of the OBCA, except that the separate legal existence of Minefinders will not cease and Minefinders will survive the Amalgamation (Minefinders, as such surviving entity, “Amalco”) and, for the avoidance of doubt, the Plan of Arrangement is intended to qualify as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code for all United States federal income tax purposes and as an amalgamation as defined in Subsection 87(1) of the Tax Act;

For the purposes of determining the amount of cash and/or Pan American Shares which each Minefinders Shareholder is entitled to receive for each Minefinders Share transferred pursuant to paragraph 3 above, the following proration rules shall apply:

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8.                                       if the Elected Cash Amount exceeds the Available Cash Amount, then, notwithstanding the election of the Cash Option by a Minefinders Shareholder in respect of any particular Minefinders Share, each Minefinders Shareholder (other than Pan American and its affiliates and Dissenting Minefinders Shareholders) who has elected the Cash Option in respect of any Minefinders Shares:

(a)                                  will receive cash equal in amount to the amount that such Minefinders Shareholder would have received if such Minefinders Shareholder had elected the Cash Option in respect of the number of Minefinders Shares that is equal to the product of (1) the total number of Minefinders Shares in respect of which the Minefinders Shareholder elected the Cash Option, and (2) the number obtained by dividing (i) (a) the Available Cash Amount less (b) Cdn.$1.84 multiplied by the aggregate number of Minefinders Shares in respect of which all Minefinders Shareholders have elected or are deemed to have elected the Full Proration Option, by (ii) (a) the Elected Cash Amount less (b) Cdn.$1.84 multiplied by the aggregate number of Minefinders Shares in respect of which all Minefinders Shareholders have elected or are deemed to have elected the Full Proration Option, and rounding such resulting number up to the nearest whole number, and

(b)                                 will receive Pan American Shares and cash equal in amount to the amount that such Minefinders Shareholder would have received if such Minefinders Shareholder had elected the Pan American Share Option for the remainder of the Minefinders Shares in respect of which it elected the Cash Option; and

9.                                       if the Elected Share Amount exceeds the Available Share Amount, then, notwithstanding the election of the Pan American Share Option by a Minefinders Shareholder in respect of any particular Minefinders Share, each Minefinders Shareholder (other than Pan American and its affiliates and Dissenting Minefinders Shareholders) who has elected the Pan American Share Option in respect of any Minefinders Shares:

(a)                                  will receive Pan American Shares and cash equal in amount to the amount that such Minefinders Shareholder would have received if such Minefinders Shareholder had elected the Pan American Share Option in respect of the number of Minefinders Shares that is equal to the product of (1) the total number of Minefinders Shares in respect of which the Minefinders Shareholder elected the Pan American Share Option, by (2) the number obtained by dividing (i) (a) the Available Share Amount less (b) 0.55 multiplied by the aggregate number of Minefinders Shares in respect of which all Minefinders Shareholders have elected or are deemed to have elected the Full Proration Option, by (ii) (a) the Elected Share Amount less (b) 0.55 multiplied by the aggregate number of Minefinders Shares in respect of which all Minefinders Shareholders have elected or are deemed to have elected the Full Proration Option, and rounding such resulting number up to the nearest whole number, and

(b)                                 will receive cash equal in amount to the amount that such Minefinders Shareholder would have received if such Minefinders Shareholder had elected the Cash Option for the remainder of the Minefinders Shares in respect of which it elected the Pan American Share Option.

For greater certainty, no Minefinders Optionholder to whom Minefinders Shares are issuable pursuant to paragraph 1 above shall be required to deliver share certificates representing the Minefinders Shares issued to such former Minefinders Optionholder pursuant to paragraph 1 above in order to receive the Consideration to which it is entitled for such Minefinders Shares in accordance with paragraph 3 above

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and no other Minefinders Optionholder who exercises Minefinders Options prior to or at the Effective Time shall be required to deliver share certificates representing Minefinders Shares to the extent that such certificates were not issued prior to the Election Deadline and provided such other Minefinders Optionholder otherwise provides satisfactory documentation evidencing due exercise of each Minefinders Option.

Following the receipt of the Final Order and prior to the Effective Date, Pan American shall deliver or arrange to be delivered to the Depositary sufficient cash and certificates representing the Pan American Shares required to be issued to Former Minefinders Shareholders in accordance with the provisions of paragraph 3 above hereof, to be held by the Depositary as agent and nominee for such Former Minefinders Shareholders for distribution to such Former Minefinders Shareholders in accordance with the provisions of the Plan of Arrangement.

Consideration

Minefinders Shareholders can elect to receive as consideration for each Minefinders Share held, either: (i) 0.55 of a Pan American Share and Cdn.$1.84 in cash (the Full Proration Option); (ii) 0.6235 Pan American Shares and Cdn.$0.0001 in cash (the Pan American Share Option); or (iii) Cdn.$15.60 in cash (the Cash Option), subject to proration on the basis of the Available Cash Amount (up to approximately Cdn.$178.8 million) and the Available Share Amount (up to approximately 53,452,000 Pan American Shares) assuming, in each case, the exercise and conversion of all Minefinders Options and Minefinders Convertible Notes(1) prior to the Effective Time. Assuming full proration, Minefinders Shareholders will receive 0.55 of our shares and Cdn.$1.84 in cash, in exchange for each Minefinders Share held.

Minefinders Shareholders will not be entitled to fractional Pan American Shares in connection with the Arrangement. Where the aggregate number of Pan American Shares to be issued to a Minefinders Shareholder as Consideration under the Arrangement would result in a fraction of a Pan American Share being issued, the number of Pan American Shares to be received by such Minefinders Shareholder will be rounded down to the nearest whole share, and in lieu of a fractional Pan American Share, the Minefinders Shareholder will receive a cash payment in Canadian dollars (rounded down to the nearest cent) determined on the basis of an amount equal to (i) the Pan American Share Closing Price multiplied by the (ii) fractional share amount.

If the aggregate amount of cash consideration which a Minefinders Shareholder is entitled to receive for all Minefinders Shares transferred by such Minefinders Shareholder pursuant to the Arrangement would otherwise include a fraction of Cdn.$0.01, then the aggregate cash consideration to which such Minefinders Shareholder will be entitled to receive for all of its Minefinders Shares transferred pursuant to the Arrangement will be rounded up to the nearest whole Cdn.$0.01.

We intend to fund the aggregate cash amount to be paid to Minefinders Shareholders from cash on hand. The issuance of the Pan American Shares comprising the Consideration to Minefinders Shareholders requires the consent of our shareholders.

(1)          Assuming a conversion ratio of 125 Minefinders Shares for each $1,000 principal amount of Minefinders Convertible Notes. The Minefinders Convertible Notes are convertible into Minefinders Shares at a conversion ratio of 83.5422 Minefinders Shares for each $1,000 principal amount of Minefinders Convertible Notes. If the Arrangement becomes effective, Minefinders Convertible Noteholders may be entitled to receive a conversion premium in the form of Additional Shares as provided in the Indenture. The number of Additional Shares is calculated at the Effective Date based in part on the volume weighted average price of the Minefinders Shares for the five trading days prior to the Effective Date subject to a maximum of 125 Minefinders Shares for each $1,000 principal amount of Minefinders Convertible Notes. Since the number of Additional Shares cannot be calculated until after the close of trading on the trading day preceding the Effective Date, any Additional Shares issuable in respect of Minefinders Convertible Notes converted prior to the Effective Date will be issued immediately prior to the Effective Time. If the Arrangement is not completed, Minefinders Convertible Noteholders will not be entitled to receive any conversion premium.

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Replacement Options

As of February 20, 2012, there were outstanding Minefinders Options which, when vested, would be exercisable to acquire a total of 2,887,049 Minefinders Shares.

Each outstanding Minefinders Option not exercised at or before the Effective Time will be exchanged for a Replacement Option to purchase from us the number of Pan American Shares equal to: (i) the Option Exchange Ratio multiplied by (ii) the number of Minefinders Shares subject to such Minefinders Option immediately prior to the Effective Time. Such Replacement Option shall provide for an exercise price per Pan American Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Minefinders Share otherwise purchasable pursuant to such Minefinders Option; divided by (y) the Option Exchange Ratio. If the foregoing calculation results in the total Replacement Options of a particular holder being exercisable for a number of Pan American Shares that includes a fractional share, the total number of Pan American Shares subject to such holder’s total Replacement Options shall be rounded down to the nearest whole number of Pan American Shares. All terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercise, will be the same as the Minefinders Option for which it was exchanged, except that the expiry date for all Replacement Options for which Minefinders 2011 Options are exchanged and which are held by employees, officers, directors or consultants of Minefinders or its affiliates:

(i)                                     who cease to be employees, officers, directors or consultants of Minefinders or any of its affiliates on the Effective Date will be extended to the earlier of (a) 12 months from the Effective Date, and (b) the original expiry date (absent such cessation) of any such Minefinders 2011 Option; and

(ii)                                  whose service with Minefinders, Pan American or any affiliate thereof is terminated other than for cause after the Effective Date will be extended to the earlier of (a) the later of (1) 12 months from the Effective Date, and (2) 90 days from the date of such termination, and (b) the original expiry date (absent such termination) of any such Minefinders 2011 Option.

Notwithstanding the foregoing, if required, the exercise price of each Replacement Option of any particular holder shall be, and shall be deemed to be, adjusted by the amount, and only to the extent, necessary to ensure that the In the Money Amount of the Replacement Option does not exceed the In the Money Amount of the original Minefinders Option immediately before the exchange.

In the event that all holders of Minefinders Options outstanding as at February 20, 2012 elect to receive Replacement Options rather than exercise their Minefinders Options at or prior to the Effective Time, then, in connection with the Arrangement, we would issue Replacement Options to acquire a total of approximately 1,800,076 Pan American Shares.

Stock Exchange Listings

The Minefinders Shares are currently listed on the TSX under the symbol “MFL” and on the NYSE Amex under the symbol “MFN”. If permitted by applicable laws, we intend to delist the Minefinders Shares from the TSX and the NYSE Amex as soon as practicable following the Effective Date.

Our shares are listed on the TSX under the symbol “PAA” and Nasdaq under the symbol “PAAS”. The obligation of Pan American and Minefinders to complete the Arrangement is subject to, among other things, the approval of the TSX and Nasdaq of the listing of the Consideration Shares, the Option Shares and the Underlying Shares.

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Voting Agreement

The Voting Agreement is available in full on SEDAR (www.sedar.com) and may also be obtained, free of charge, by Pan American Shareholders upon request from the Corporate Secretary of Pan American at Suite 1500 — 625 Howe Street, Vancouver, British Columbia V6C 2T6 (Attention: Corporate Secretary).

The following summary of certain material provisions of the Voting Agreement is not comprehensive, and is qualified in its entirety by reference to the full text of the Voting Agreement.

The following is a summary of certain material terms of the Voting Agreement. The following summary is not comprehensive and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is available on SEDAR (www.sedar.com) and may also be obtained, free of charge, by Pan American Shareholders upon request from the Corporate Secretary of Pan American at Suite 1500 — 625 Howe Street, Vancouver, British Columbia V6C 2T6 (Attention: Corporate Secretary).

Each of the Locked-up Shareholders has entered into the Voting Agreement with us. The Voting Agreement sets forth, among other things, the terms and conditions upon which each Locked-up Shareholder has agreed to vote all of the Minefinders Shares currently owned or controlled by such Locked-up Shareholder in favour of the Minefinders Resolution.

The following is a summary of the principal terms of the Voting Agreement.

Except as otherwise noted below, each Locked-up Shareholder has covenanted and agreed that it will:

•                  not (i) sell, transfer, gift, assign or otherwise dispose of or exchange, and shall keep free and clear of all encumbrances, any or all of its Minefinders Shares or other securities issued by Minefinders (the “Other Minefinders Securities”) and, any Minefinders Shares or other securities of Minefinders otherwise obtained by it (the “Additional Minefinders Securities”) or enter into any agreement, arrangement or understanding in connection therewith (whether by actual disposition, derivative transaction or effective economic disposition through cash settlement), (ii) grant or enter into with any person, any agreement or option, right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the exchange, acquisition or transfer from the Locked-up Shareholder or his or her affiliates of any of the Minefinders Shares or Additional Minefinders Securities, or any interest therein or right thereto, or (iii) grant any proxies or powers of attorney, or deposit any of its Minefinders Shares, Minefinders Options or Additional Minefinders Securities (collectively, the “Owned Minefinders Securities”) into a voting trust or enter into a voting agreement, pooling agreement, understanding or arrangement with respect to such Owned Minefinders Securities, without having first obtained the prior written consent of Pan American, which consent is within the sole discretion of Pan American and may be unreasonably withheld;

•                  not, directly or indirectly, (i) make, solicit, assist, initiate, encourage or otherwise facilitate any inquires, proposals or offers from any other person (including any of its officers or employees) relating to any Acquisition Proposal, or furnish to any person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage any effort or attempt by any other person to do or seek to do any of the foregoing, or (ii) engage in any discussions or negotiations regarding, or provide any confidential information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage any effort or attempt by any other person to make or complete any Acquisition Proposal. Each Locked-up Shareholder and their respective affiliates will cease immediately and cause to be terminated all existing discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to or result in, an Acquisition Proposal and will discontinue access to any of

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its confidential information and will as soon as possible request and enforce the return or destruction of all confidential information provided by it, if any;

•                  not, nor shall any of his or her affiliates, exercise any Dissent Rights in respect of the Arrangement and the Locked-up Shareholder waives and shall cause his or her affiliates to waive any rights of appraisal or rights of dissent from the Arrangement that the Locked-up Shareholder or any of his or her affiliates may have, and the Locked-up Shareholder agrees, and shall cause his or her affiliates, not to commence or participate in, and to take all actions necessary to opt out of, any class in any class action with respect to any claim, derivative or otherwise, against Minefinders or any of its subsidiaries (or any of their respective successors, including without limitation, Pan American) relating to the negotiation, execution and delivery of the Voting Agreement or the Arrangement Agreement or the consummation of the Arrangement;

•                  notify us immediately orally and then promptly (and in any event within 24 hours) in writing of becoming aware of any Acquisition Proposal, and provide orally and in writing the terms and other details of which it is aware, including the identity of any prospective offeror, of such Acquisition Proposal;

•                  subject to completion of a proxy as contemplated under the Voting Agreement, vote (or cause to be voted) all its Owned Minefinders Securities at any meeting of the securityholders of Minefinders, including without limitation the Minefinders Meeting, and in any action by written consent of the securityholders of Minefinders: (i) in favour of the approval, consent, ratification and adoption of the Minefinders Resolution (and any actions required in furtherance thereof); (ii) against any action, including without limitation any Superior Proposal, that would impede, interfere or discourage the Arrangement, including, for greater certainty, against (A) any Acquisition Proposal, Superior Proposal or any transaction similar to an Acquisition Proposal or Superior Proposal whether or not initiated, proposed, recommended or supported by Minefinders, (B) any merger, consolidation, business combination, sale of assets, amalgamation, arrangement, reorganization or recapitalization of Minefinders, (C) any sale, lease or transfer of any significant part of the assets of Minefinders (D) any dissolution, liquidation or winding up of Minefinders, and (E) any material change in the capitalization of Minefinders, or the corporate structure or constating documents of Minefinders (in each case where the relevant proposal does not have the express written consent of Pan American, which consent is within the sole discretion of Pan American and may be unreasonably withheld); and (iii) against any action that would result or could be reasonably expected to result in any breach of any representation, warranty or covenant of Minefinders in the Arrangement Agreement; and

•                  for greater certainty, in connection with any matter referred to in the prior paragraph, consult with us prior to exercising (or causing to be exercised) any voting rights attached to the Minefinders Shares, Other Minefinders Securities or the Additional Minefinders Securities and shall exercise or procure the exercise of such voting rights as we shall instruct.

The Voting Agreement shall terminate upon the earliest of:

•                  the Effective Time;

•                  the termination of the Voting Agreement in accordance with its terms; or

•                  the termination of the Arrangement Agreement in accordance with its terms.

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Approvals

Minefinders Securityholder Approval

Subject to the Interim Order, at the Minefinders Meeting, the Minefinders Resolution must receive: (i) Minefinders Shareholder Approval; and (ii) Minefinders Combined Securityholder Approval.

Pan American Shareholder Approval

Pursuant to the rules of the TSX and Nasdaq, a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25%, in the case of the TSX, and 20%, in the case of Nasdaq, of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction. As the Arrangement will result in us issuing in excess of 25% of our outstanding shares, Pan American Shareholder Approval is required.

It is a condition of the acquisition of Minefinders that the Share Issuance Resolution be approved by a simple majority (50% plus one vote) of votes cast at the Special Meeting by our shareholders, present in person or by proxy.

The maximum number of Pan American Shares that is issuable in connection with the Arrangement is 53,666,003 (51.4% of the number of Pan American Shares issued and outstanding as of the date of this Circular; 47% of such number on a fully-diluted basis), which number includes, for greater certainty, the Option Shares that could be issued in the event that all of the outstanding Minefinders Options are exchanged for Replacement Options and such options are exercised after the Effective Date, and the maximum number of Pan American Shares issuable assuming conversion of all of the outstanding Minefinders Convertible Notes(1) prior to the Effective Date.

Following completion of the Arrangement, assuming the maximum number of 53,666,003 Pan American Shares are issued and issuable to Minefinders Securityholders in connection with the Arrangement, it is expected that the current Pan American Shareholders and former Minefinders Securityholders will hold approximately 68% and 32% of the outstanding Pan American Shares, respectively (each on a fully-diluted basis).

As a result of the issuance of Pan American Shares in connection with the Arrangement, your ownership and voting interests in Pan American will be diluted, relative to your current proportional ownership and voting interests.

Court Approval

The OBCA requires that Minefinders obtain the approval of the Court in respect of the Arrangement.

(1)          Assuming a conversion ratio of 125 Minefinders Shares for each $1,000 principal amount of Minefinders Convertible Notes. The Minefinders Convertible Notes are convertible into Minefinders Shares at a conversion ratio of 83.5422 Minefinders Shares for each $1,000 principal amount of Minefinders Convertible Notes. If the Arrangement becomes effective, Minefinders Convertible Noteholders may be entitled to receive a conversion premium in the form of Additional Shares as provided in the Indenture. The number of Additional Shares is calculated at the Effective Date based in part on the volume weighted average price of the Minefinders Shares for the five trading days prior to the Effective Date subject to a maximum of 125 Minefinders Shares for each $1,000 principal amount of Minefinders Convertible Notes. Since the number of Additional Shares cannot be calculated until after the close of trading on the trading day preceding the Effective Date, any Additional Shares issuable in respect of Minefinders Convertible Notes converted prior to the Effective Date will be issued immediately prior to the Effective Time. If the Arrangement is not completed, Minefinders Convertible Noteholders will not be entitled to receive any conversion premium.

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On February 17, 2012, Minefinders obtained the Interim Order, which provides for the calling and holding of the Minefinders Meeting and other procedural matters, and filed a Notice of Application for the Final Order to approve the Arrangement. Copies of the Interim Order and the Notice of Application are attached to the Minefinders Circular which is available on SEDAR (www.sedar.com) under Minefinders’ profile.

The Court hearing in respect of the Final Order is expected to take place at 10:00 a.m. (Toronto time) on March 28, 2012, or as soon thereafter as counsel for Minefinders may be heard, subject to the approval of the Minefinders Resolution at the Minefinders Meeting. At the hearing for the Final Order, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement and the rights and interests of every person affected thereunder. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. Prior to the hearing in respect of the Final Order, the Court will be informed that the Final Order will also constitute the basis for an exemption from registration under the U.S. Securities Act for the securities of Pan American to be issued pursuant to the Arrangement to holders of Minefinders securities, as applicable, pursuant to Section 3(a)(10) of the U.S. Securities Act. Under the terms of the Interim Order, each Minefinders Securityholder, as well as creditors of Minefinders and any other interested party, will have the right to appear and make submissions at the application for the Final Order. There can be no assurance that the Court will approve the Arrangement.

Regulatory Approvals

Competition Laws in Mexico

Under the Mexican Competition Law, the parties to a transaction must notify the Mexican Competition Commission of a transaction if certain transaction value or size of party thresholds are met (a “Mexican Notifiable Transaction”). If a transaction is a Mexican Notifiable Transaction certain information must be filed with the Mexican Competition Commission.

Within ten days following the date of such filing, the Mexican Competition Commission may issue an order prohibiting the parties to a transaction from completing the transaction before the Mexican Competition Commission issues a ruling. If the Mexican Competition Commission does not issue such an order, the transaction may be completed before the Mexican Competition Commission issues its ruling, subject to the risk that the Mexican Competition Commission may subsequently reject the transaction (and require that the transaction be unwound) or subject the transaction to certain conditions (for example, partial divestiture of assets).

Once the notice of a Mexican Notifiable Transaction is filed with the Mexican Competition Commission, the Mexican Competition Commission may advise the filing parties that not all required information has been provided and require that the “missing” information be provided within the following five business days. The Mexican Competition Commission may also request “additional” information or documentation during the fifteen business days after the filing is made.

The Mexican Competition Commission must issue a ruling within 35 business days following receipt of the notification or of the additional documents requested, if any. Should the Mexican Competition Commission fail to issue a ruling within this period, it is deemed that no objection to the transaction has been raised by the Mexican Competition Commission. In a ruling, the Mexican Competition Commission may: (a) approve the transaction; (b) oppose it; or (c) subject its closing to certain conditions.

The Arrangement is subject to: (a) approval by the Mexican Competition Commission without any condition or limitation whatsoever; or (b) lapse of the 35 business-day period following the filing of the

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notification or, as applicable, receipt of additional information or documentation requested, without the Mexican Competition Commission having issued clearance.

Minefinders and Pan American filed notice of the Arrangement with the Mexican Competition Commission on January 31, 2012.  On February 3, 2012, the Mexican Competition Commission requested certain additional information from the parties.  A reply to this request was provided on February 13, 2012.

Competition Laws in Canada

Part IX of the Competition Act requires that the Canadian Competition Commissioner be notified of certain classes of transactions that exceed both of the thresholds set out in Sections 109 and 110 of the Competition Act (“Canadian Notifiable Transactions”), by the parties to the transaction.  The applicable threshold set out in Section 110 is met where the corporation being acquired has more than: (i) Cdn.$73 million of assets in Canada; or (ii) more than Cdn.$73 million of annual revenues from sales in or from Canada.  The Section 110 threshold is exceeded in the case of the Arrangement.  The threshold set out in Section 109 is met where the parties to a transaction, including their affiliates, collectively have more than: (i) Cdn.$400 million of assets in Canada; or (ii) more than Cdn.$400 million of annual revenues from sales in, from or into Canada, measured in accordance with the Competition Act.  As of the date of this Circular, the Section 109 threshold is not exceeded, but it may be exceeded, with result that the Arrangement is notifiable under Part IX of the Competition Act, if closing of the Arrangement occurs more than 30 days after audited annual financial statements for both of the parties are available for their 2011 fiscal years.

Subject to certain limited exceptions, the parties to a Canadian Notifiable Transaction cannot complete the transaction until they have submitted the information prescribed pursuant to Subsection 114(1) of the Competition Act to the Canadian Competition Commissioner and the applicable waiting period has expired or been terminated or waived by the Canadian Competition Commissioner.  The waiting period is 30 calendar days after the day on which the parties to the transaction submit the prescribed information, provided that, before the expiry of this period, the Canadian Competition Commissioner has not notified the parties that she requires additional information that is relevant to the Canadian Competition Commissioner’s assessment of the transaction pursuant to Subsection 114(2) of the Competition Act (a “Supplementary Information Request”).  In the event that the Canadian Competition Commissioner provides the parties with a Supplementary Information Request, the parties cannot complete their transaction until 30 calendar days after compliance with such Supplementary Information Request, and provided that there is no order in effect prohibiting completion at the relevant time.  A transaction may be completed before the end of the applicable waiting period if the Canadian Competition Commissioner notifies the parties that she does not, at such time, intend to challenge the transaction by making an application under Section 92 of the Competition Act to the Competition Tribunal but which reserves her right to do so (a “No Action Letter”) and waives the applicable waiting period.

Alternatively, or in addition to filing the prescribed information, a party to a Canadian Notifiable Transaction may apply to the Canadian Competition Commissioner for an advance ruling certificate (an “ARC”) or, if she is not prepared to issue an ARC, a No Action Letter.  A transaction in respect of which an ARC is issued pursuant to Section 102 of the Competition Act is exempt from the notification requirements of Part IX of the Competition Act.  Where the Canadian Competition Commissioner issues a No Action Letter, she also may waive the notifying parties’ obligation to submit a notification (a “Waiver”) if in their ARC request they supplied the Canadian Competition Commissioner with information that is substantially similar to the information required in a notification pursuant to Subsection 114(1) and the applicable regulation.

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Whether or not a merger is subject to notification under Part IX of the Competition Act, the Canadian Competition Commissioner can apply to the Competition Tribunal for a remedial order under Section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that the Canadian Competition Commissioner did not issue an ARC in respect of the merger.  On application by the Canadian Competition Commissioner under Section 92 of the Competition Act, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed or, if completed, order its dissolution or the disposition of assets or shares; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Canadian Competition Commissioner, the Competition Tribunal can order a person to take any other action.  The Competition Tribunal cannot, however, issue a remedial order where it finds that the merger or proposed merger has brought or is likely to bring about gains in efficiency that will be greater than, and will offset, the effects of any prevention or lessening of competition that will result or is likely to result from the merger and that the gains in efficiency would not likely be attained if the order were made.

The transactions contemplated by the Arrangement constitute a “merger” for the purposes of the Competition Act.  Minefinders and Pan American do not expect that there is any material potential for a remedial order under Section 92 of the Competition Act and do not plan to make any filings with the Canadian Competition Commissioner.  However, if Minefinders and Pan American mutually acknowledge and agree, acting reasonably, that the Cdn.$400 million size of the parties threshold in Part IX of the Competition Act will be exceeded, they will file with the Canadian Competition Commissioner a competition brief requesting an ARC under the Competition Act within ten business days of such agreement and, in that case, it will be a condition of closing that either: (a) an ARC has been issued; or (b) a No Action Letter has been issued.

Dissenting Shareholder Rights

Under applicable British Columbian corporate law, Pan American Shareholders are not entitled to dissent rights with respect to the Share Issuance Resolution or the Arrangement.

Issuance of Pan American Securities in the United States

The securities of Pan American to be issued pursuant to the Arrangement have not been, and will not be registered under the U.S. Securities Act or the securities laws of any other jurisdiction. The securities of Pan American to be issued in the United States pursuant to the Arrangement will be issued pursuant to an exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act, based on the approval of terms and conditions of the Arrangement by the Court.

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The Arrangement Agreement

General

The Arrangement Agreement and the Amendment Agreement are available on SEDAR (www.sedar.com) and may also be obtained, free of charge, by Pan American Shareholders upon request from the Corporate Secretary of Pan American at Suite 1500 — 625 Howe Street, Vancouver, British Columbia V6C 2T6 (Attention: Corporate Secretary).

The following summary of certain material provisions of the Arrangement Agreement is not comprehensive, and is qualified in its entirety by reference to the full text of the Arrangement Agreement.

The Arrangement is being effected pursuant to the Arrangement Agreement.  In this Circular, when we refer to the Arrangement Agreement, we are also referring to its subsequent Amendment Agreement.  Copies of the Arrangement Agreement and the Amendment Agreement have been filed with the Canadian Securities Administrators on SEDAR (www.sedar.com) and with the SEC on EDGAR (www.sec.gov/edgar.shtml) and may also be obtained, free of charge, by Pan American Shareholders upon request from the Corporate Secretary of Pan American at Suite 1500 — 625 Howe Street, Vancouver, British Columbia V6C 2T6 (Attention: Corporate Secretary).  The Arrangement Agreement contains covenants, representations and warranties of and from each of Pan American and Minefinders and various conditions precedent, both mutual and with respect to each party to the Arrangement Agreement.

At the Effective Time of the Arrangement, and upon the terms and subject to the conditions of the Arrangement Agreement and in accordance with the Arrangement, among other things, Pan American will acquire all of the outstanding Minefinders Shares (other than those held by Minefinders Shareholders who validly exercise their Dissent Rights) in exchange for the Consideration.  Dissenting Minefinders Shareholders who validly exercise their Dissent Rights will be entitled to be paid fair value by Pan American for their Minefinders Shares and shall be deemed to have transferred their Minefinders Shares to Pan American as of the Effective Time.

The Arrangement, which is deemed part of the Arrangement Agreement, provides that, at the Effective Time, a series of events shall occur in one minute intervals without any further act or formality thereby giving effect to the transactions contemplated by the Arrangement as described above under “The Arrangement — Plan of Arrangement”.

Conditions

Mutual Conditions Precedent

The obligations of Pan American and Minefinders to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived with the mutual consent of Pan American and Minefinders:

—                 Minefinders Shareholder Approval and Minefinders Combined Securityholder Approval shall have been obtained in accordance with the Interim Order;

—                 the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to Minefinders and Pan American, acting reasonably, on appeal or otherwise;

—                 Pan American Shareholder Approval shall have been obtained;

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—                 no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;

—                 the Pan American Shares and Replacement Options to be issued pursuant to the Arrangement shall either be: (i) exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof; or (ii) be registered pursuant to an effective registration statement under the U.S. Securities Act; provided, however, that Minefinders shall not be entitled to the benefit of this condition, and shall be deemed to have waived such condition, in the event that Minefinders fails to advise the Court prior to the hearing in respect of the Final Order that Pan American intends to rely on the exemption from registration afforded by Section 3(a)(10) of the U.S. Securities Act based on the Court’s approval of the Arrangement and comply with the requirements set forth in the Arrangement Agreement;

—                 all Antitrust Clearances shall have been obtained on terms and conditions satisfactory to each of Pan American and Minefinders, acting reasonably;

•                  except as set out in the Minefinders Disclosure Letter, there shall not be pending or threatened in writing any suit, action or proceeding by any Governmental Entity or any other person that is reasonably likely to result in:

•                  a prohibition or restriction on the acquisition by Pan American of any Minefinders Shares, the payment of consideration by us to the Minefinders Shareholders or the consummation of the Arrangement or a person obtaining from Minefinders or Pan American any material damages directly or indirectly in connection with the Arrangement;

•                  a prohibition or material limit on the ownership by Pan American of Minefinders or any material portion of its business; or

•                  the imposition of limitations on the ability of: (A) Pan American to acquire or hold, or exercise full rights of ownership of, any Minefinders Shares, including the right to vote the Minefinders Shares to be acquired by it on all matters properly presented to the Minefinders Shareholders; or (B) Minefinders Shareholders to acquire or hold or exercise full rights of ownership of any Pan American Shares, including the right to vote the Pan American Shares to be acquired by them on all matters properly presented to Pan American Shareholders; and

•                  the Arrangement Agreement shall not have been terminated.

Additional Conditions Precedent to the Obligations of Pan American

Our obligation to complete the Arrangement is subject to the fulfillment of each of the following additional conditions precedent on or before the Effective Time (each of which is for our exclusive benefit and may be waived by us):

—                 except as set out in the Minefinders Disclosure Letter, all covenants of Minefinders under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by us shall have been duly performed by Minefinders in all material respects and we shall have received a certificate of Minefinders addressed to Pan American and dated the Effective Date, signed on behalf of Minefinders by two senior executive officers of Minefinders (on Minefinders’ behalf and without personal liability), confirming the same as at the Effective Time;

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—                 except as set out in the Minefinders Disclosure Letter, the representations and warranties of Minefinders set forth in the Arrangement Agreement shall be true and correct in all respects, without regard to any materiality or Minefinders Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Minefinders Material Adverse Effect (provided, however, that the representations and warranties of Minefinders relating to its interests in the Minefinders Property and the Minefinders Mineral Rights and corrupt practices legislation, as set forth in the Arrangement Agreement, shall be true and correct in all material respects as of the Effective Time), and we shall have received a certificate of Minefinders addressed to Pan American and dated the Effective Date, signed on behalf of Minefinders by two senior executive officers of Minefinders (on Minefinders’ behalf and without personal liability), confirming the same as at the Effective Time;

—                 except as set out in the Minefinders Disclosure Letter, there shall not have occurred a Minefinders Material Adverse Effect that has not been publicly disclosed by Minefinders prior to the date of the Arrangement Agreement or disclosed to us in writing prior to the date of the Arrangement Agreement, and since the date of the Arrangement Agreement, there shall not have occurred a Minefinders Material Adverse Effect, and we shall have received a certificate of Minefinders addressed to Pan American and dated the Effective Date, signed on behalf of Minefinders by the chief executive officer and the chief financial officer of Minefinders (on Minefinders’ behalf and without personal liability), confirming the same as at the Effective Time;

—                 Minefinders shall have delivered to us update letters, in customary form, to title opinions previously provided to us, or new title opinions, with respect to the Dolores mine and the La Bolsa and La Virginia projects;

—                 holders of no more than 5% of the Minefinders Shares shall have exercised Dissent Rights; and

•                  any of the Locked-up Shareholders who hold Minefinders Options immediately prior to the Effective Time shall have executed and delivered to us an acknowledgement and acceptance as to the terms of the Replacement Options in a form acceptable to us, acting reasonably.

Additional Conditions Precedent to the Obligations of Minefinders

The obligation of Minefinders to complete the Arrangement is subject to the fulfillment of each of the following additional conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Minefinders and may be waived by Minefinders):

—                 all covenants of Pan American under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Minefinders shall have been duly performed by us in all material respects and Minefinders shall have received a certificate from us, addressed to Minefinders and dated the Effective Date, signed on behalf of two of our senior executive officers (on Pan American’s behalf and without personal liability), confirming the same as of the Effective Time;

—                 the representations and warranties of Pan American set forth in the Arrangement Agreement shall be true and correct in all respects, without regard to any materiality or Pan American Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified

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date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Pan American Material Adverse Effect (provided, however, that the representations and warranties of Pan American relating to interests in the Pan American Properties and the Pan American Mineral Rights and corrupt practices legislation, as set forth in the Arrangement Agreement shall be true and correct in all material respects as of the Effective Time), and Minefinders shall have received a certificate from us and dated the Effective Date, signed by two of our senior executive officers (on Pan American’s behalf and without personal liability) confirming the same as of the Effective Time;

—                 Pan American shall have complied with its obligations under the Arrangement Agreement to, following receipt by Minefinders of the Final Order and prior to the filing by Minefinders of the Articles of Arrangement, deposit in escrow with the Depositary: (a) sufficient Pan American Shares and cash to satisfy the Consideration payable to the Minefinders Shareholders; and (b) sufficient cash to satisfy any cash payments in lieu of fractional Pan American Shares, pursuant to the Plan of Arrangement (other than payments to Minefinders Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection), and the Depositary shall have confirmed receipt of such Pan American Shares and cash;

—                 there shall not have occurred a Pan American Material Adverse Effect that has not been publicly disclosed by us prior to the date of the Arrangement Agreement or disclosed to Minefinders in writing prior to the date of the Arrangement Agreement, and since the date of the Arrangement Agreement, there shall not have occurred a Pan American Material Adverse Effect and Minefinders shall have received a certificate from us addressed to Minefinders and dated the Effective Date, signed on our behalf by our chief executive officer and chief financial officer (on Pan American’s behalf and without personal liability), confirming the same as of the Effective Time;

—                 we shall have delivered evidence satisfactory to Minefinders, acting reasonably, of the approval of the listing and posting for trading on the TSX and Nasdaq of the Consideration Shares, Option Shares and Underlying Shares, subject only in each case to the satisfaction of the customary listing conditions of the TSX or Nasdaq, as the case may be;

—                 the distribution of the Consideration Shares shall be exempt from the prospectus requirements of Securities Laws in Canada and shall either be: (i) exempt from the registration requirements of the U.S. Securities Act; or (ii) registered pursuant to an effective registration statement under the U.S. Securities Act; and: (x) there shall be no resale restrictions on the Consideration Shares under Securities laws in Canada, except in respect of those holders that are subject to restrictions on resale as a result of being a “control person” under Securities Laws in Canada; and (y) the Consideration Shares, the Option Shares and the Underlying Shares shall not be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act; and

•                  we shall have delivered to Minefinders update letters, in customary form, to title opinions previously provided to Minefinders with respect to the principal Pan American Properties and Pan American Mineral Rights comprising Pan American’s Navidad, Manantial Espejo, Alamo Dorado and La Colorada mines.

Representations and Warranties

The Arrangement Agreement contains a number of customary representations and warranties of Pan American and Minefinders relating to, among other things, corporate status; compliance with laws; status of and compliance with necessary Authorizations; fairness opinions of financial advisors and

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recommendations of each of the Pan American Board and Minefinders Board; full information; capitalization and listing; and the corporate authorization and enforceability of, and board approval of, the Arrangement Agreement and the Arrangement.  The representations and warranties also address various matters relating to the business, operations and properties of each of the parties and their respective subsidiaries, including: accuracy of financial statements; absence of undisclosed liabilities; absence of any Pan American Material Adverse Effect or Minefinders Material Adverse Effect, as applicable, and certain other changes or events since December 30, 2010; absence of any undisclosed litigation or other actions which if determined adversely would reasonably be expected to have a Pan American Material Adverse Effect or Minefinders Material Adverse Effect, as applicable; interest in properties and mineral rights; mineral reserves and resources; consents; reports; shareholder and similar agreements; operational matters; employment matters; litigation; taxes; books and records; insurance; non-arm’s length transactions; benefit plans; environmental matters; restrictions on business activities; material contracts; relationships with customers, suppliers, distributors and sales representatives; brokers; reporting issuer status; stock exchange compliance; U.S. Securities law, expropriation; corrupt practices legislation; and NGOs and community groups.

In addition, with respect to Pan American, the Arrangement Agreement also contains representations and warranties relating to arrangements with securityholders of Minefinders, Minefinders Shares, the Investment Canada Act and the sufficiency of funds to consummate the Arrangement.  With respect to Minefinders, the Arrangement Agreement also contains representations and warranties relating to the HSR Act.

Covenants

Covenants of Pan American Regarding the Conduct of Business

Except as disclosed in the Pan American Disclosure Letter, we agreed that, prior to the Effective Date, unless Minefinders shall otherwise agree in writing or as required by applicable law or by any Governmental Entity having jurisdiction or as otherwise expressly contemplated or permitted by the Arrangement Agreement:

•                  Pan American shall, and shall cause each of its subsidiaries to, conduct its and their business in the ordinary course of business consistent with past practice, which business includes, without limitation, the acquisition (directly or indirectly), exploration, development and operation of mineral projects;

•                  Pan American shall use, and shall cause each of its subsidiaries to use, commercially reasonable efforts to maintain and preserve its and their business organization, assets, employees, goodwill and business relationships;

•                  Pan American shall provide Minefinders with prompt written notice of: (A) any change, effect, event or occurrence that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a Pan American Material Adverse Effect; (B) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (x) cause any of the representations of Pan American contained herein to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Pan American Material Adverse Effect qualification already contained within such representation or warranty) in any material respect; or (y) result in the failure in any material respect of Pan American to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Effective Time;

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•                  Pan American shall not, and shall cause each of its subsidiaries to not: (i) amend its or their constating or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of Pan American or its subsidiaries; (iii) amend the terms of any of its or their securities; (iv) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Pan American or any of its subsidiaries; (v) amend its accounting policies or adopt new accounting policies, in each case except as required to comply with GAAP; (vi) declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any securities except, in the case of Pan American, for dividends paid in the ordinary course consistent with past practice and in the case of any of Pan American’s subsidiaries, for dividends payable, directly or indirectly, to Pan American; (vii) issue or sell, or agree to issue or sell, any Pan American Shares, or securities convertible into or exchangeable for Pan American Shares, which represent 25% or more of the issued and outstanding Pan American Shares as of the date of the Arrangement Agreement; or (viii) take any action, or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Pan American to consummate the Arrangement or the other transactions contemplated by the Arrangement Agreement; and

•                  Pan American shall publicly disclose its unaudited financial and operating results for the fourth quarter and year ended December 31, 2011 in the ordinary course, and by no later than February 29, 2012.

Covenants of Minefinders Regarding the Conduct of Business

Except as disclosed in the Minefinders Disclosure Letter, Minefinders agreed that prior to the Effective Date unless Pan American shall otherwise agree in writing or as required by applicable law or by any Governmental Entity having jurisdiction or as otherwise expressly contemplated or permitted by the Arrangement Agreement, Minefinders shall, and shall cause each of its subsidiaries to, conduct its and their respective businesses only in, not take any action except in, and maintain their respective facilities, in the ordinary course of business consistent with past practice and to use commercially reasonable efforts to preserve intact its and their present business organization and goodwill, to preserve intact Minefinders, the Minefinders Property and the Minefinders Mineral Rights, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships consistent with past practice with suppliers, distributors, employees, Governmental Entities and others having business relationships with them; provided, however, that Pan American shall not unreasonably withhold its consent for the disposition or transfer of a non-material Property or Mineral Right.  In addition, Minefinders shall not enter into any engineering, procurement and construction or engineering, procurement and construction management contract or contracts in respect of the construction of a mill at Minefinders’ Dolores mine or in respect of its La Bolsa property and not enter into any agreements with mining contractors in respect of pre-stripping at the Dolores mine.

Other Covenants

Each of Pan American and Minefinders has also agreed to co-operate and use their commercially reasonable efforts to take, or cause to be taken, all reasonable actions, including the preparation of any applications for appropriate Regulatory Approvals and other orders, registrations, consents, filings and approvals and the preparation of any required documents, in each case as reasonably necessary to discharge their respective obligations under the Arrangement Agreement and the Arrangement, and to complete any of the transactions contemplated by the Arrangement Agreement, including their obligations under applicable Securities laws.

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Minefinders Covenants Regarding Non-Solicitation

The Arrangement Agreement contains certain “non-solicitation” provisions pursuant to which Minefinders has agreed that it will not, directly or indirectly, through any officer, director, employee, advisor, representative, agent or otherwise:

—                 make, solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers from any other person relating to any Acquisition Proposal for Minefinders, or furnish to any person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek to do any of the foregoing;

—                 engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to make or complete any Acquisition Proposal for Minefinders; provided, however, that, for greater certainty, Minefinders may advise any person making an unsolicited Acquisition Proposal for Minefinders that such Acquisition Proposal does not constitute a Superior Proposal when the Minefinders Board has so determined;

—                 withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Pan American, the recommendation of the Minefinders Board or any committee thereof of the Minefinders Resolution, except in certain permitted circumstances pursuant to the Arrangement Agreement;

—                 approve, recommend or remain neutral with respect to, or propose publicly to approve, recommend or remain neutral with respect to, any Acquisition Proposal for Minefinders; or

—                 accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal for Minefinders, provided, however, that Minefinders is permitted to engage in discussions or negotiations with, or respond to enquiries from any person that has made an unsolicited written Acquisition Proposal for Minefinders that the Minefinders Board has determined constitutes or could reasonably be expected to result in a Superior Proposal.

If Minefinders receives a request for material non-public information from a person who proposes to Minefinders an unsolicited written Acquisition Proposal and: (x) the Minefinders Board determines that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal; and (y) in the opinion of the Minefinders Board, acting in good faith and on advice from its outside legal advisors, the failure to provide such party with access to information regarding Minefinders and its subsidiaries would be inconsistent with the fiduciary duties of the Minefinders Board, then, and only in such case, Minefinders may provide such person with access to information regarding Minefinders and its subsidiaries, subject to the execution of a confidentiality and standstill agreement which is customary in such situations and which, in any event and taken as a whole, is no less favourable to Minefinders than the Confidentiality Agreements; provided that Minefinders sends a copy of any such confidentiality and standstill agreement to us promptly upon its execution and we are provided with a list of, and, at our request, copies of, the information provided to such person and immediately provided with access to similar information to which such person was provided.

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In addition, Minefinders has agreed to not accept, approve or enter into any agreement (a “Proposed Minefinders Agreement”) other than a confidentiality agreement as contemplated above, with any person providing for or to facilitate any Acquisition Proposal for Minefinders unless:

—                 the Minefinders Board has determined that the Acquisition Proposal constitutes a Superior Proposal;

—                 the Minefinders Meeting has not occurred;

—                 Minefinders has complied with its non-solicitation covenants;

—                 Minefinders has provided us with: (i) notice in writing that there is a Superior Proposal for Minefinders together with all documentation related to and detailing the Superior Proposal, including a copy of any Proposed Minefinders Agreement relating to such Superior Proposal; (ii) and a written notice from the Minefinders Board regarding the value in financial terms that the Minefinders Board has in consultation with its financial advisors determined should be ascribed to any non-cash consideration offered under the Superior Proposal; and Minefinders has provided such documents to us not less than five business days prior to the proposed acceptance, approval, recommendation or execution of the Proposed Minefinders Agreement by Minefinders;

—                 five business days shall have elapsed from the date we received the notice and documentation referred to above and, if we have proposed to amend the terms of the Arrangement, the Minefinders Board shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal for Minefinders is a Superior Proposal compared to the proposed amendment to the terms of the Arrangement by us;

—                 Minefinders concurrently terminates the Arrangement Agreement pursuant to certain termination provisions of the Arrangement Agreement; and

—                 Minefinders has previously, or concurrently will have, paid us the Minefinders Termination Payment.

Pan American Opportunity to Match

Pursuant to the Arrangement Agreement, Minefinders has agreed that, during the five business day period referred to above or such longer period as Minefinders may approve (in its sole and absolute discretion) for such purpose, we shall have the opportunity, but not the obligation, to propose to amend the terms of the Arrangement Agreement and Minefinders has agreed to co-operate with us with respect thereto, including negotiating in good faith with us during the five business day period.  The Minefinders Board will review any proposal by us to amend the terms of the Arrangement Agreement in order to determine, in good faith in the exercise of its fiduciary duties, whether our proposal to amend the Arrangement Agreement would result in the Acquisition Proposal for Minefinders not being a Superior Proposal compared to the proposed amendment to the terms of the Arrangement Agreement.  If the Minefinders Board determines that the Acquisition Proposal for Minefinders would thereby cease to be a Superior Proposal, it will cause Minefinders to enter into an amendment to the Arrangement Agreement reflecting our offer to amend the terms of the Arrangement Agreement and will further agree not to enter into the applicable Proposed Minefinders Agreement.

The Minefinders Board shall promptly reaffirm its recommendation of the Minefinders Resolution by press release after: (x) any Acquisition Proposal for Minefinders which the Minefinders Board determines not to be a Superior Proposal is publicly announced or made; or (y) the Minefinders Board determines that a proposed amendment to the terms of the Arrangement Agreement would result in an Acquisition Proposal

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for Minefinders which has been publicly announced or made not being a Superior Proposal, and Pan American has so amended the terms of the Arrangement Agreement. Pan American and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by Minefinders, acting reasonably.

Pan American Covenants Regarding Non-Solicitation

The Arrangement Agreement contains certain “non-solicitation” provisions pursuant to which we have agreed that we will not, directly or indirectly, through any officer, director, employee, advisor, representative, agent or otherwise:

—                 make, solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers from any other person relating to any Acquisition Proposal for Pan American, or furnish to any person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek to do any of the foregoing;

—                 engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to make or complete any Acquisition Proposal for Pan American; provided, however, that, for greater certainty, we may advise any person making an unsolicited Acquisition Proposal for Pan American that such Acquisition Proposal does not constitute a Superior Proposal when the Pan American Board has so determined;

—                 withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Minefinders, the approval or recommendation of the Pan American Board or any committee thereof of the Share Issuance Resolution, except in certain circumstances pursuant to the Arrangement Agreement;

—                 approve, recommend or remain neutral with respect to, or propose publicly to approve, recommend or remain neutral with respect to, any Acquisition Proposal for Pan American; or

—                 accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal for Pan American, provided, however, that we may engage in discussions or negotiations with, or respond to enquiries from any person that has made an unsolicited written Acquisition Proposal for Pan American that the Pan American Board has determined constitutes or could reasonably be expected to result in a Superior Proposal.

If we receive a request for material non-public information from a person who proposes to us an unsolicited written Acquisition Proposal and: (x) the Pan American Board determines that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal; and (y) in the opinion of the Pan American Board, acting in good faith and on advice from its outside legal advisors, the failure to provide such party with access to information regarding Pan American and its subsidiaries would be inconsistent with the fiduciary duties of the Pan American Board, then, and only in such case, we may provide such person with access to information regarding Pan American and its subsidiaries, subject to the execution of a confidentiality and standstill agreement which is customary in such situations and which, in any event and taken as a whole, is no less favourable to us than the Confidentiality Agreements; provided that we send a copy of any such confidentiality and standstill

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agreement to Minefinders promptly upon its execution and Minefinders is provided with a list of, and, at the request of Minefinders, copies of, the information provided to such person and immediately provided with access to similar information to which such person was provided.

We are obligated to not accept, approve or enter into any agreement (a “Proposed Pan American Agreement”) other than a confidentiality agreement as contemplated above, with any person providing for or to facilitate any Acquisition Proposal for Pan American unless:

—                 the Pan American Board has determined that the Acquisition Proposal constitutes a Superior Proposal;

—                 the Special Meeting has not occurred;

—                 we have complied with our non-solicitation covenants;

—                 we have provided Minefinders with notice in writing that there is a Superior Proposal for Pan American together with all documentation related to and detailing the Superior Proposal, including a copy of any Proposed Pan American Agreement relating to such Superior Proposal, and a written notice from the Pan American Board regarding the value in financial terms that the Pan American Board has in consultation with its financial advisors determined should be ascribed to any non-cash consideration offered under the Superior Proposal;

—                 we concurrently terminate the Arrangement Agreement pursuant to certain termination provisions of the Arrangement Agreement; and

—                 we have previously, or concurrently will have, paid to Minefinders the Pan American Termination Payment.

Termination

The Arrangement Agreement may be terminated in certain circumstances. As at the date of this Circular, we are not aware of any reason for, or circumstance under which, the Arrangement Agreement would be so terminated. If termination occurred, four potential fees could become payable depending on the manner in which the Arrangement Agreement is terminated. These fees are:

—                 a fee pursuant to which Pan American must pay Cdn.$42 million to Minefinders (the “Pan American Termination Payment”);

—                 a fee pursuant to which Pan American must pay Cdn.$5 million to Minefinders (the “Pan American Expense Payment”);

—                 a fee pursuant to which Minefinders must pay Cdn.$42 million to Pan American (the “Minefinders Termination Payment”); and

—                 a fee pursuant to which Minefinders must pay Cdn.$5 million to Pan American (the “Minefinders Expense Payment”).

Collectively, the Pan American Expense Payment and the Minefinders Expense Payment are referred to in this Circular as an “Expense Payment” and the Pan American Termination Payment and the Minefinders Termination Payment are referred to as a “Termination Payment”.

The circumstances under which the Arrangement Agreement may be terminated prior to the Effective Time (notwithstanding Pan American Shareholder Approval, Minefinders Shareholder Approval,

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Minefinders Combined Securityholder Approval or any approval by the Court, as applicable) are as follows:

—                 by mutual written agreement of Minefinders and Pan American — no Expense Payment or Termination Payment is payable;

—                 by either Minefinders or Pan American, if:

—                 the Effective Time shall not have occurred on or before the Outside Date, except that this right to terminate the Arrangement Agreement shall not be available to any party to the Arrangement Agreement whose failure to fulfill any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date (a “Mutual Termination Event”) — no Expense Payment or Termination Payment is payable except as provided below in “The Arrangement Agreement — Termination — Termination Payment Tail”;

—                 after the date of the Arrangement Agreement, there shall be enacted or made any applicable law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Minefinders or Pan American from consummating the Arrangement and such applicable law or enjoinment shall have become final and non-appealable — no Expense Payment or Termination Payment is payable;

—                 Minefinders Shareholder Approval or Minefinders Combined Securityholder Approval shall not have been obtained at the Minefinders Meeting in accordance with the Interim Order (a “Minefinders Non-Shareholder Approval Event”) — the Minefinders Expense Payment is payable, unless Pan American Shareholder Approval was not obtained at the Special Meeting or a Pan American Material Adverse Effect occurs prior to the Minefinders Meeting; or

—                 Pan American Shareholder Approval shall not have been obtained at the Special Meeting (a “Pan American Non-Shareholder Approval Event”) — the Pan American Expense Payment is payable, unless Minefinders Shareholder Approval was not obtained at the Minefinders Meeting or a Minefinders Material Adverse Effect occurs prior to the Special Meeting.

—                 by Pan American, if:

—                 subject to certain non-solicitation provisions of the Arrangement Agreement, prior to the Minefinders Meeting, the Minefinders Board fails to recommend or withdraws, modifies or qualifies, in a manner adverse to Pan American or fails to publicly reaffirm its recommendation of the Minefinders Resolution within five business days (and in any case prior to the Minefinders Meeting) after having been requested in writing by Pan American to do so (a “Minefinders Change in Recommendation”) — the Minefinders Termination Payment is payable if Pan American terminates prior to the Minefinders Meeting, except in circumstances where such Minefinders Change in Recommendation resulted from the occurrence of a Pan American Material Adverse Effect;

—                 prior to the Effective Time, the Minefinders Board or a committee thereof shall have approved or recommended any Acquisition Proposal — the Minefinders Termination Payment is payable if Pan American terminates prior to the Minefinders Meeting;

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—                 prior to the Effective Time, Minefinders shall have breached any of its non-solicitation covenants under the Arrangement Agreement in any material respect — the Minefinders Termination Payment is payable if Pan American terminates prior to the Minefinders Meeting;

—                 a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Minefinders set forth in the Arrangement Agreement shall have occurred that would cause certain conditions which are for the benefit of Pan American not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, as reasonably determined by Pan American; provided, however, that Pan American is not then in breach of the Arrangement Agreement so as to cause any such conditions not to be satisfied — the Minefinders Expense Payment is payable; or

—                 Pan American wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted by the Arrangement Agreement) subject to compliance with its non-solicitation covenants under the Arrangement Agreement in all material respects — the Pan American Termination Payment is payable; provided, however, that no termination under this provision shall be effective unless and until Pan American shall have paid to Minefinders the Pan American Termination Payment.

—                 by Minefinders, if:

—                 subject to certain non-solicitation provisions of the Arrangement Agreement, prior to the Special Meeting, the Pan American Board fails to recommend or withdraws, modifies or qualifies, in a manner adverse to Minefinders or fails to publicly reaffirm its recommendation of the Share Issuance Resolution within five business days (and in any case prior to the Special Meeting) after having been requested in writing by Minefinders to do so (a “Pan American Change in Recommendation”) — the Pan American Termination Payment is payable if Minefinders terminates prior to the Special Meeting, except in circumstances where such Pan American Change in Recommendation resulted from a Minefinders Material Adverse Effect;

—                 prior to the Effective Time, the Pan American Board or a committee thereof shall have approved or recommended any Acquisition Proposal — the Pan American Termination Payment is payable if Minefinders terminates prior to the Special Meeting;

—                 prior to the Effective Time, Pan American shall have breached its non-solicitation covenants under the Arrangement Agreement in any material respect — the Pan American Termination Payment is payable if Minefinders terminates prior to the Special Meeting;

—                 a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Pan American set forth in the Arrangement Agreement shall have occurred that would cause certain conditions which are for the benefit of Minefinders not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date as reasonably determined by Minefinders; provided, however, that Minefinders is not then in breach of the Arrangement Agreement so as to cause such conditions not to be satisfied — the Pan American Expense Payment is payable; or

—                 Minefinders wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted by the Arrangement Agreement) subject to compliance with its non-solicitation covenants under the Arrangement Agreement in all material respects - the Minefinders Termination Payment is payable; provided, however,

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that no termination under this provision shall be effective unless and until Minefinders shall have paid to Pan American the Minefinders Termination Payment.

Termination Payment Tail

In addition to the Termination Payments and Expense Payments outlined above:

•                  the Minefinders Termination Payment will be payable if either party terminates the Arrangement Agreement because:

—                 a Mutual Termination Event occurs; or

—                 a Minefinders Non-Shareholder Approval Event occurs,

but only if, in these termination events: (x) prior to such termination, an Acquisition Proposal for Minefinders shall have been made or publicly announced by any person other than Pan American; and (y) within twelve (12) months following the date of such termination, Minefinders or one or more of its subsidiaries: (A) enters into a definitive agreement in respect of one or more Acquisition Proposals; or (B) there shall have been consummated one or more Acquisition Proposals for Minefinders; provided, however, that Minefinders shall be entitled to deduct from the Minefinders Termination Payment an amount equal to the Minefinders Expense Payment if any such payment was paid to Pan American; and

•                  the Pan American Termination Payment will be payable if either party terminates the Arrangement Agreement because:

—                 a Mutual Termination Event occurs; or

—                 a Pan American Non-Shareholder Approval Event occurs,

but only if, in these termination events: (x) prior to such termination, an Acquisition Proposal for Pan American shall have been made or publicly announced by any person other than Minefinders; and (y) within twelve (12) months following the date of such termination, Pan American or one or more of its subsidiaries: (A) enters into a definitive agreement in respect of one or more Acquisition Proposals; or (B) there shall have been consummated one or more Acquisition Proposals for Pan American; provided, however, that Pan American shall be entitled to deduct from the Pan American Termination Payment an amount equal to the Pan American Expense Payment if any such payment was paid to Minefinders.

Directors’ and Officers’ Insurance

The Arrangement Agreement provides that prior to the Effective Date, Minefinders shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Minefinders and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Pan American will, or will cause Minefinders and its subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided, however, that Pan American shall not be required to pay any amounts in respect of such coverage prior to the Effective Time; and provided further that the aggregate cost of such policy for the six year period shall not exceed

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300% of Minefinders’ current annual aggregate premium for policies currently maintained by Minefinders or its subsidiaries.

We have agreed that we shall directly, or shall cause Minefinders (or any successor to Minefinders) to honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Minefinders and its subsidiaries to the extent that they are disclosed in the Minefinders Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in the Minefinders Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

Risk Factors

In evaluating the Arrangement, you should carefully consider the following risk factors relating to the Arrangement. The following risk factors are not a definitive list of all risk factors associated with the Arrangement. Additional risks and uncertainties, including those currently unknown or considered immaterial by us, may also adversely affect your shares, and/or the combined businesses of Minefinders and Pan American following the Arrangement. In addition to the risk factors relating to the Arrangement set out below, you should also carefully consider the risk factors associated with the business of Minefinders included in this Circular, as well as the risk factors included in the Minefinders Annual Information Form and annual and quarterly management’s discussion and analysis and other documents incorporated by reference herein.

There are risks pertaining to the Arrangement including: (i) the Arrangement not concluding; (ii) reliance on Minefinders’ disclosure; (iii) market reaction to the Arrangement; and (iv) integration risks, including impact on operations and development.

The Arrangement is subject to the satisfaction or waiver of several conditions

The Arrangement is conditional upon, among other things, Minefinders Shareholder Approval, Minefinders Combined Securityholder Approval, Pan American Shareholder Approval and Minefinders and/or Pan American having obtained certain other approvals (including those of the Court, the TSX, NYSE Amex, Nasdaq and all Antitrust Clearances). There is no certainty, nor can we provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in any required approvals could have an adverse effect on our business, financial condition or results of operations. In addition, if for any reason the conditions to the Arrangement are not satisfied or waived and the Arrangement is not completed or if the Arrangement Agreement is otherwise terminated, the market price of our shares may be adversely affected.

If the Arrangement is not completed and Pan American decides to seek another acquisition, there can be no assurance that it will be able to find an asset or target company for acquisition at an equivalent or more attractive price than the total Consideration to be paid pursuant to the Arrangement.

Certain costs relating to the Arrangement, such as legal, accounting and financial advisor fees, must be paid by us, even if the Arrangement is not completed. These costs, including, if applicable, the payment of the Pan American Termination Payment, and/or the Pan American Expense Payment, may adversely affect our results of operation, cash flow from operations and financial condition.

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The Consideration under the Arrangement represents a fixed exchange ratio

Minefinders Shareholders will receive fixed Consideration under the Arrangement, rather than consideration with a fixed market value. Because the number of Pan American Shares to be received in respect of each Minefinders Share under the Arrangement will not be adjusted to reflect any change in the market value of the Pan American Shares, the market value of the Pan American Shares received under the Arrangement may vary significantly from the market value at the dates referenced in this Circular. If the market price of the Pan American Shares increases or decreases, the value of the Consideration that Minefinders Shareholders receive pursuant to the Arrangement will correspondingly increase or decrease.

There can be no assurance that the market price of the Pan American Shares on the Effective Date will not be lower than the market price of such shares on the date of the Special Meeting. In addition, the number of Pan American Shares being issued in connection with the Arrangement will not change despite increases or decreases in the market price of the Minefinders Shares. Many of the factors that affect the market price of the Pan American Shares and the Minefinders Shares are beyond the control of Pan American and Minefinders, respectively.

Pan American has not verified the reliability of the information regarding Minefinders included in, or which may have been omitted from, this Circular

Unless otherwise indicated, all historical information regarding Minefinders contained in this Circular, including all Minefinders financial information and all pro forma financial information reflecting the pro forma effects of the acquisition of Minefinders by us, has been derived from Minefinders’ publicly disclosed information or provided by Minefinders. Although we have no reason to doubt the accuracy or completeness of such information, any inaccuracy or material omission in Minefinders’ publicly disclosed information, including the information about or relating to Minefinders contained in this Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect our operational and development plans and our results of operations and financial condition.

Mineral reserve and mineral resource figures pertaining to Pan American’s and Minefinders’ properties are only estimates and are subject to revision based on developing information

Information pertaining to Pan American’s and Minefinders’ mineral reserves and mineral resources presented in this Circular, or incorporated by reference herein, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Mineral reserves and mineral resources estimates are materially dependent on the prevailing price of minerals and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of minerals or increases in recovery costs, as well as various short-term operating factors, may cause a mining operation to be unprofitable in any particular accounting period.

The estimates of mineral reserves and mineral resources attributable to any specific property of Pan American and Minefinders are based on accepted engineering and evaluation principles. The estimated amount of contained minerals in proven and probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

Furthermore, we have not reviewed in detail the methodology used by Minefinders in preparing Minefinders’ mineral reserves and mineral resources presented in this Circular, or incorporated by

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reference herein and accordingly there is no assurance that such estimates will not change following our review of the methodology.

Completion of the Arrangement could adversely affect the market price of Pan American Shares

Market reaction to the Arrangement is unpredictable and could have an adverse effect on the future trading price of shares.

After completion of the Arrangement, a significant number of additional Pan American Shares will be available for trading in the public market. This increase in the number of our shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, our shares. Moreover, any Former Minefinders Shareholder holding a significant percentage of Minefinders Shares may hold a significant percentage of Pan American Shares after the Arrangement. The potential that such Former Minefinders Shareholder may sell its Pan American Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such shares in the public market, could adversely affect the market price of the our shares.

The integration of Pan American and Minefinders may not occur as planned

The Arrangement Agreement has been entered into with the expectation that its successful completion will result in increased production growth at attractive cash costs to us. This expectation is partly based on presumed synergies from consolidation and successful construction or expansion of mines at Minefinders’ operating and development projects. These anticipated benefits will depend in part on whether the operations, systems, management and cultures of each of Minefinders and Pan American can be integrated in an efficient and effective manner and whether the expected bases or sources of synergies do in fact produce the benefits anticipated. Most operational and strategic decisions, and certain staffing decisions, with respect to the combined company post-acquisition will continue to be reviewed by us and may not have been fully identified. These decisions and the integration of Pan American and Minefinders will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, significant one-time write-offs or restructuring charges, unanticipated costs and the loss of key employees. There can be no assurance that there will be operational or other synergies realized by us, or that the integration of Pan American’s and Minefinders’ operations, systems, management and cultures will be timely or effectively accomplished, or ultimately will be successful in increasing earnings and reducing costs. In addition, synergies assume certain long-term realized gold prices. If actual prices were below such assumed prices, that could adversely affect the synergies to be realized.

We may not realize the benefits of our newly acquired projects

As part of our strategy, we will continue our efforts to develop new projects and will have an expanded portfolio of such projects as a result of our acquisition of Minefinders. A number of risks and uncertainties are associated with the development of these types of projects, including political, legal, litigation, regulatory, design, construction, labour (including risks associated with expatriated employees), environmental, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks, and risks associated with the ejido.

We may be subject to significant permitting and completion risks and capital cost increases associated with its expanded operations and its expanded portfolio of projects

If there are significant delays in the permitting or completion of projects and when they commence producing on a commercial and consistent scale, and/or their capital costs are significantly higher than

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estimated, these events could have a significant adverse effect on our results of operations, cash flow from operations and financial condition.

Actual capital costs necessary to develop Minefinders’ projects could be significantly above Minefinders’ estimates. Such capital cost overruns could have a significant adverse effect on us.

We may be subject to additional capital requirements and operating risks associated with our expanded operations and our expanded portfolio of growth projects

As a consequence of the Minefinders acquisition, we will be subject to additional capital requirements associated with the expanded operations and expanded portfolio of exploration and development projects.

We must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance our growth and sustain capital requirements. Following the Arrangement, a decrease in the amount of, or a change in the timing of the production outlook, or in the prices realized for silver will directly affect the amount and timing of our cash flow from operations. If we do not realize satisfactory prices for the silver that we produce, we could be required to raise very significant additional capital through the capital markets and/or incur significant borrowings to meet our capital requirements. These financing requirements could adversely affect our credit ratings and our ability to access the capital markets in the future to meet any external financing requirements we might have. If there are significant delays in when these projects are completed and are producing on a commercial and consistent scale, and/or their capital costs were to be significantly higher than estimated, these events could have a significant adverse effect on our results of operation, cash flow from operations and financial condition.

In addition, our mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks include, without limitation, environmental hazards, industrial accidents, labour disputes, changes in laws, litigation, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, periodic or extended interruptions due to the unavailability of materials and force majeure events. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdowns at our mining or processing operations could materially adversely affect our business, results of operations, financial condition or liquidity.

Heap leaching is inherently subject to risk, including the unintended discharge of hazardous materials, such as sodium cyanide, into the environment

Mining companies often employ sodium cyanide, which is a hazardous material, to extract metals from ore. In addition, mining companies often use heap leaching as a means of applying sodium cyanide to metal-bearing ore and collecting the resulting metal-bearing solution. There is inherent risk of unintended discharge of hazardous materials in the operation of leach pads.

Mined ore at Minefinders’ Dolores mine is crushed and heaped on an impermeable plastic lined leach pad where it is irrigated with a sodium cyanide leach solution to dissolve silver and gold from the ore. The leach solution containing the dissolved minerals percolates through the heap and is then collected, treated in a Merrill-Crowe process plant to recover the silver and gold, and then recycled to the heap after reagent levels are adjusted.

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A tear in the phase 1 leach pad at the Dolores mine occurred towards the end of June 2010. The remediation work required cessation of leaching on the leach pad. Remediation work on the phase 1 leach pad to date has included excavation of approximately 2.2 million tonnes to fully expose the affected area. Recent assessment of the excavated area on the phase 1 leach pad shows more damage to the liner than anticipated and indicates the liner may be impaired upslope from the excavated area. Accordingly, Minefinders is assessing various options to fully remediate the liner. The remaining low grade material on the phase 1 leach pad consists of approximately 8.3 million tonnes containing an estimated 3,800 recoverable gold ounces and 575,000 recoverable silver ounces. This material will be reserved for future processing, the manner of which will be determined based on the resolution of a remediation plan for the phase 1 pad.

In the third quarter of 2011, the west side of the phase 2 leach pad suffered a crushed collection pipe that prevented collection of solution in one of two collection pipes. In order to maintain the bulk of production while accessing the affected area for remediation, the east side of the pad was prepared for stacking. While no metal was lost as a result of this event, metal production was delayed during the changeover while new patios were prepared for irrigation. Leach solution continues to be diverted to other collection areas of the phase 2 leach pad while remediation of the affected area continues.

Should sodium cyanide escape from the leach pad and collection infrastructure or otherwise be detected in the downstream surface and ground water points, Minefinders may become subject to liability for remediation costs, which could be significant and may not be insured against. In addition, metal production could be delayed or halted to allow for remediation, resulting in a reduction or loss of cash flow for Minefinders. While Minefinders takes appropriate steps to prevent discharges of sodium cyanide and other hazardous materials into the ground water, surface water and the downstream environment, there is inherent risk in the operation of leach pads and there can be no assurance that a release of hazardous materials will not occur.

Pan American’s and Minefinders’ operations are in jurisdictions outside of Canada and the United States

Operations, development and exploration activities carried out by Pan American and Minefinders are or may be affected to varying degrees by taxes and government regulations relating to such matters as environmental protection, land use, water use, health, safety, labour, restrictions on production, price controls, currency remittance, maintenance of mineral rights, mineral tenure and exploration of property. Pan American’s and Minefinders’ principal assets are held outside of North America. Although the governments where the assets are situated are currently generally stable and generally friendly to foreign investment, there are still political risks. The risks include, but are not limited to, extreme fluctuations in currency exchange rates, high rates of inflation, labour and social unrest, terrorism, hostage taking and expropriation. Changes in mining or investment policies or shifts in political attitudes may also adversely affect our business. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, import, duties and taxes, export controls, currency remittance, income taxes, maintenance of claims, repatriation of earnings, environmental legislation, litigation, expropriation of property, land use and ownership, land claims of local people, water use and safety. Any changes in the laws relating to mining in the jurisdictions in which Pan American or Minefinders carries on business could materially affect the rights and title to the interests to be held there by us. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining Authorizations nor that such exploration and mining Authorizations will not be challenged or impugned by third parties. The effect of any of these factors cannot be accurately predicted.

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Local opposition to mine development projects has arisen in Peru in the past, and such opposition has at times been violent.  In particular, on June 24, 2011, six people were killed and approximately 30 wounded when police fired on mostly indigenous protesters opposing Bear Creek Mining Corporation’s Santa Ana silver development project as they tried to seize control of the Juliaca airport in the region of Puno approximately 160 kilometres away from the project.  In response to the protests, on June 25, 2011, the Peruvian government issued a Supreme Decree that reversed a Supreme Decree issued in 2007, which granted Bear Creek title over mineral concessions covering the Santa Ana project.  Bear Creek has since appealed the Peruvian government’s decision.  There can be no assurance that similar local opposition will not arise in the future with respect to Pan American’s Peruvian operations.  If Pan American were to experience resistance or unrest in connection with its foreign operations, it could have a material adverse effect on Pan American’s operations or profitability.

In September 2011, Peru’s Parliament approved new laws to change the scheme for royalty payments and to introduce a new special mining tax, which are effective from October 1, 2011.  Under the previous tax scheme, royalties were based on net sales.  Under the current law, royalties are based on operating profit and royalty rates that vary depending on operating margins.  In the case that the calculated royalty payments are less than 1% of net sales, then the company will pay a minimum royalty of 1% of net sales.  Additionally, a new special mining tax has been introduced which is also based on operating profits and a tax rate that also varies depending on operating margins.  The Company’s calculations of the change in the royalty and the new tax indicate that no material impact is expected on the results of the Company’s Peruvian operations.

Our Mexican operations have both suffered from armed robberies of doré within the past year.  The Company has instituted a number of additional security measures and a more frequent shipping schedule in response to these incidents.  Pan American has subsequently renewed its insurance policy to mitigate some of the financial loss that would result from such criminal activities in the future, however a substantial deductible amount would apply to any such losses in Mexico.

There are currently laws in the Province of Chubut, Argentina which, among other things, prohibit open pit mining and the use of cyanide in mineral processing across the entire Province.  As currently enacted, these laws in the Province of Chubut would likely render any future construction and development of our Navidad development project uneconomic or not possible at all.  There is no guarantee that the present restrictions on mining will be removed or that they will not become more restrictive, or that new constraints will not be imposed.  Such restrictions, particularly those affecting the development of the Navidad project, could have a material adverse impact on Pan American’s future profitability, growth and value.

On October 26, 2011, the Federal Government of Argentina promulgated an economic emergency decree requiring all oil, gas and mining exporters to repatriate 100% of sales receipts, in an attempt to stem ongoing capital flight.  We are currently assessing the implications the new regulation will have on our Manantial Espejo mine and our development projects in Chubut and Rio Negro.  Currently, management believes that the likely impact would come in the form of additional transaction fees associated with the repatriation of funds; however, the precise methods of application of the decree are still being formulated by the Government and are being analyzed by the Company as further details are determined.

In late 2005, a national election in Bolivia resulted in the emergence of a left-wing government.  This has caused some concerns amongst foreign companies doing business in Bolivia due to the government’s policy objective of nationalizing the oil and gas industries.  There is no certainty the government of Bolivia will not take steps to implement such measures targeting the mining industry, and in early 2009, a new constitution was enacted that further entrenches the government’s ability to amend or enact such laws,

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including those that may affect mining.  Risks of doing business in Bolivia include being subject to new higher taxes and mining royalties (some of which have already been proposed or threatened), revision of contracts and threatened expropriation of assets, all of which could have a material adverse impact on Pan American’s operations or profitability.

In April 2011, media reports from Bolivia suggested that the Bolivian government was considering unilaterally terminating contracts and taking control of several privately-operated mines (formerly operated by the government).  On May 1, Bolivian President Evo Morales announced the formation of a multi-disciplinary committee to re-evaluate several pieces of legislation, including the mining law.  However, Mr. Morales made no reference to reviewing or terminating agreements with private mining companies.  Operations at our San Vicente mine in Bolivia have continued to run normally and the Company expects normal operations to continue status quo.

We are subject to a broad range of environmental laws and regulations in the jurisdictions in which we operate, and if the Arrangement is successful, we may be exposed to increased environmental costs and liabilities given the operations of Minefinders.

Each of Pan American and Minefinders is subject to a broad range of environmental laws and regulations in each of the jurisdictions in which it operates.  These laws and regulations, as interpreted by relevant agencies and courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices and remediation of environmental contamination.  The costs of complying with these laws and regulations, including participation in assessments and remediation of sites, could be significant. In addition, these standards can create the risk of substantial environmental liabilities, including liabilities associated with divested assets and past activities.  Furthermore, challenges from third parties may arise that challenge permits that Pan American, Minefinders and their subsidiaries have been granted or are in the process of obtaining.  We have established reserves for environmental remediation activities and liabilities.  However, environmental matters cannot be predicted with certainty, and these amounts may not be adequate, especially in light of potential changes in environmental conditions or the discovery of previously unknown environmental conditions, the risk of governmental orders to carry out additional compliance on certain sites not initially included in remediation in progress, and the potential liability of each of Pan American and Minefinders to remediate sites for which provisions have not been previously established.  Such future developments could result in increased environmental costs and liabilities that could have a material adverse effect on our financial position and results of operations.

Other Risks

Due to the inherent uncertainty of the litigation process and dealings with regulatory bodies, there is no assurance that any current or potential legal or regulatory proceeding involving Minefinders or Pan American and their subsidiaries will be resolved in a manner that will not have a material and adverse effect on our future cash flow, results of operations or financial condition if the Arrangement is implemented.

Additional risks and uncertainties related to our business and operations are set out in the Pan American Annual Information Form under the heading “Risks Related to Pan American’s Business”, as well as in our most recent quarterly and annual management’s discussion and analysis, which risks and uncertainties are incorporated herein by reference.

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Pan American Post-Arrangement

Overview

Pursuant to the Plan of Arrangement, each outstanding Minefinders Share will be transferred by the holder thereof to Acquireco.  Minefinders and Acquireco will then be amalgamated and continued as one corporation under the OBCA, with Minefinders surviving the Amalgamation (Minefinders, as such surviving entity, Amalco).  Amalco will be a wholly owned subsidiary of Pan American.

Organizational Chart

The following chart shows the corporate relationship between us and Minefinders following the completion of the Arrangement.

*                 Amalco will be Minefinders, as the corporation surviving the amalgamation of Minefinders and Acquireco, a wholly-owned subsidiary of Pan American, completed pursuant to the Plan of Arrangement.

Directors and Officers

Following completion of the Arrangement, it is expected that our Board and senior management will remain the same as they currently exist.  The operations personnel of Pan American are expected to consist of personnel from each of the two companies and will be assessed further following the completion of the Arrangement and a review of the acquired assets.

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Information about our current directors and officers is as set forth in the Pan American Annual Information Form which is incorporated by reference into this Circular.  The following changes to our Board occurred subsequent to the Pan American Annual Information Form.

Bill Fleckenstein retired from our Board effective December 31, 2011.  Christopher Noel Dunn was appointed to our Board to replace Mr. Fleckenstein effective December 31, 2011.  Mr. Dunn has over 25 years’ experience in the investment banking industry and previously worked as a Managing Director in London for Goldman Sachs, and as a Senior Managing Director and Head of Global Mining and Metals for Bear Stearns.  Mr. Dunn is currently Managing Director of Liberty Metals & Mining, part of Liberty Mutual Group Asset Management Inc., which is focused on private equity type investments in natural resources.

Description of Share Capital

The share capital of Pan American will remain unchanged as a result of the completion of the Arrangement, other than the issuance of the Consideration Shares, Replacement Options and Option Shares as contemplated pursuant to the Arrangement.

Our authorized share capital consists of 200,000,000 common shares without par value.  As at the Record Date there were: (i) 104,492,744 Pan American Shares validly issued and outstanding as fully-paid and non-assessable shares; (ii) 1,230,449 outstanding Pan American Options providing for the issuance of 1,230,449 Pan American Shares upon the exercise thereof; and (iii) 7,814,983 outstanding Pan American Warrants providing for the issuance of 7,814,983 Pan American Shares upon the exercise thereof.  Our shares are listed on the TSX under the symbol “PAA” and Nasdaq under the symbol “PAAS”.

The holders of our shares are entitled to one vote per share at all meetings of our shareholders, to receive dividends as and when declared by the directors of Pan American and to receive a pro rata share of our assets available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up the Company.  There are no pre-emptive, conversion or redemption rights attached to our shares.

Dividends

On February 15, 2010, we announced that our Board had approved a semi-annual cash dividend to holders of our shares.  In conjunction with this approval, our Board declared its first cash dividend of $0.025 per share to shareholders of record as of the close of business on February 26, 2010.  Each of these dividends was designated to be an eligible dividend for the purposes of the Tax Act.  Specific dates and amounts of future dividends will be determined by our Board on an ongoing basis.  Our Board will consider, among other things, present economic conditions and the then current activities of Pan American when determining the amount and timing of future dividends.  In 2011, we declared a cash dividend of $0.025 per share on the following dates:  February 15, 2011, May 18, 2011, August 10, 2011 and November 8, 2011.

Selected Pan American Unaudited Pro Forma Consolidated Financial Information

The selected unaudited pro forma consolidated financial information set forth below should be read in conjunction with our unaudited pro forma consolidated financial statements and the accompanying notes thereto attached as Schedule C to this Circular.  The pro forma consolidated balance sheet has been prepared from our unaudited consolidated balance sheet as at September 30, 2011 and gives pro forma effect to the successful completion of the Arrangement as if the transactions occurred on September 30,

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2011.  The pro forma consolidated statement of operations for the year ended December 31, 2010 and the nine month period ended September 30, 2011 have been prepared, respectively, from our audited statements of operations and unaudited IFRS consolidated income statements for the year ended December 31, 2010 and our unaudited interim condensed consolidated income statements for the nine month period ended September 30, 2011 and gives pro forma effect to the successful completion of the Arrangement as if the transactions occurred on January 1, 2010.

The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Arrangement will differ from the pro forma information presented below.  No attempt has been made to calculate or estimate potential synergies between us and Minefinders.  The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with our unaudited pro forma consolidated financial statements and the accompanying notes included in Schedule C to this Circular.

	Summary of Historical and unaudited Pro forma Information of Pan American In thousands of US dollars, except per share amounts
	Nine months ended September 30, 2011 (unaudited IFRS)	Year ended December 31, 2010 (GAAP)	Pro forma nine months ended September 30, 2011 (unaudited IFRS)
Consolidated Statement of Operations
Revenue	642,914	631,986	822,080
Earnings from operations	285,873	190,488	340,524
Net earnings for the period	258,679	112,573	295,299
Net income per share — basic	2.40	1.05	1.84
Net income per share — diluted	2.38	1.05	1.84

Consolidated Balance Sheet
Cash and cash equivalents	299,488	179,921	371,393
Assets	1,962,772	2,072,608	3,506,362
Liabilities	391,634	544,546	738,868
Long-term debt	—	—	—
Shareholders’ equity attributable to Pan American Shareholders	1,562,644	1,520,288	2,759,000
Non-controlling interest	8,494	7,774	8,494

Post-Arrangement Shareholdings and Principal Shareholders

The maximum number of Pan American Shares that is issuable in connection with the Arrangement is 53,666,003 (51.4% of the number of Pan American Shares issued and outstanding as of the date of this Circular; 47% of such number on a fully-diluted basis), which number includes, for greater certainty, the Option Shares that could be issued in the event that all of the outstanding Minefinders Options are exchanged for Replacement Options and such options are exercised after the Effective Date, and the

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maximum number of Pan American Shares issuable assuming conversion of all of the outstanding Minefinders Convertible Notes(1) prior to the Effective Date.

Following completion of the Arrangement, assuming the maximum number of 53,666,003 Pan American Shares are issued and issuable to Minefinders Securityholders in connection with the Arrangement, it is expected that the current Pan American Shareholders and former Minefinders Securityholders will hold approximately 68% and 32% of the outstanding Pan American Shares, respectively (each on a fully-diluted basis).

To the knowledge of our directors and executive officers, following completion of the Arrangement, no person or company will beneficially own, directly or indirectly, or exercise control or direction over, voting securities of Pan American carrying 10% or more of the voting rights attached to any class of voting securities.

(1)         Assuming a conversion ratio of 125 Minefinders Shares for each $1,000 principal amount of Minefinders Convertible Notes.  The Minefinders Convertible Notes are convertible into Minefinders Shares at a conversion ratio of 83.5422 Minefinders Shares for each $1,000 principal amount of Minefinders Convertible Notes.  If the Arrangement becomes effective, Minefinders Convertible Noteholders may be entitled to receive a conversion premium in the form of Additional Shares as provided in the Indenture.  The number of Additional Shares is calculated at the Effective Date based in part on the volume weighted average price of the Minefinders Shares for the five trading days prior to the Effective Date subject to a maximum of 125 Minefinders Shares for each $1,000 principal amount of Minefinders Convertible Notes.  Since the number of Additional Shares cannot be calculated until after the close of trading on the trading day preceding the Effective Date, any Additional Shares issuable in respect of Minefinders Convertible Notes converted prior to the Effective Date will be issued immediately prior to the Effective Time.  If the Arrangement is not completed, Minefinders Convertible Noteholders will not be entitled to receive any conversion premium.

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Information Concerning Pan American

Overview

We are a major silver producer whose mission is to be the world’s largest and lowest cost primary silver mining company.  At present, we have seven operating mines in Mexico, Peru, Argentina and Bolivia.  We also carry on mineral exploration programs in all of the aforementioned countries.  The principal product from our mining operations is silver, although gold, zinc, lead and copper are also produced and sold.

We are a company incorporated under the laws of the Province of British Columbia.  Our head office is located at 1500 — 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6 and our registered and records office at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V7X 2T2.  Our telephone number is 604-684-1175 and our website is www.panamericansilver.com.  The information contained in our website is not incorporated by reference in this Circular.

For further information regarding us, refer to our filings with the Canadian securities regulatory authorities which may be obtained through SEDAR (www.sedar.com) or our filings with the SEC which are available on EDGAR (www.sec.gov/edgar.shtml).

Recent Developments

For a description of recent changes to our Board, see the heading “Pan American Post-Arrangement — Directors and Officers”.

Share Capital of Pan American

For a description of our share capital, see the section of this Circular entitled, “Pan American Post- Arrangement — Description of Share Capital”.

Price Range and Trading Volumes of Pan American Shares

The principal markets on which our shares trade are the TSX and Nasdaq.  The following tables set forth, for the periods indicated, the reported high and low quotations and the aggregate volume of trading of our shares on the TSX and Nasdaq.

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	TSX			Nasdaq(1)
	Price Range			Price Range
Period	High	Low	Volume	High	Low	Volume
	(Cdn.$)	(Cdn.$)	(#)	($)	($)	(#)
2011
February	$40.52	$32.97	6,430,878	$41.15	$33.04	36,819,424
March	$39.39	$32.50	7,867,391	$40.58	$32.85	44,669,043
April	$41.20	$33.33	9,767,317	$43.06	$34.90	65,761,836
May	$34.07	$30.33	5,903,500	$35.96	$31.00	40,641,817
June	$33.08	$27.08	4,895,796	$34.03	$27.60	30,967,766
July	$32.71	$28.82	3,961,374	$34.29	$29.81	23,940,669
August	$32.73	$26.23	7,870,681	$33.50	$26.44	34,698,071
September	$34.26	$27.00	6,678,057	$34.49	$26.03	26,521,549
October	$30.83	$25.78	5,641,213	$30.47	$24.16	24,468,270
November	$31.20	$23.93	5,503,968	$30.79	$23.08	22,751,871
December	$26.82	$20.44	6,239,916	$26.11	$19.93	22,663,383
2012
January	$25.80	$21.27	14,126,792	$25.42	$21.00	37,020,486
February (1 to 17)	$24.32	$22.88	7,001,511	$24.39	$22.96	20,473,595

(1)         Nasdaq trading information includes the aggregate reported trading in the U.S., including trading on alternative trading systems due to the significance of the volume traded thereon.

The closing price of our shares on the TSX and Nasdaq on January 20, 2012, the last trading day prior to the announcement of our intention to acquire Minefinders, was Cdn.$25.02 and $24.73, respectively.

The closing price of our shares on the TSX on February 17, 2012 was Cdn.$23.81.  The closing price of our shares on Nasdaq on February 17, 2012 was $23.96.

Prior Sales

For the 12-month period prior to the date of this Circular, we have issued the Pan American Shares and Pan American Options listed in the table below:

Date	Security	Price per Security	Number of Securities
		(Cdn.$)
December 9, 2011	Pan American Shares	$24.96	51,686
August 3, 2011	Pan American Shares	$30.31	2,035
December 9, 2011	Pan American Options	$24.90	373,853

Consolidated Capitalization

The following table sets forth our consolidated capitalization as at September 30, 2011, adjusted to give effect to the material changes in the Pan American Shares since September 30, 2011, the date of our most recent interim consolidated financial statements, and further adjusted to give effect to the Arrangement.  The table should be read in conjunction with our interim consolidated financial statements for the third quarter ending September 30, 2011, including the notes thereto, and management’s discussion and analysis in respect thereof and the other financial information contained in or incorporated by reference in this Circular.

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	As at September 30, 2011	As at September 30, 2011 after giving effect to options exercised during the period	As at September 30, 2011 after giving effect to the completion of the Arrangement
		(in thousands of dollars, except share amounts)
Pan American Share Capital	$1,269,665	$1,269,665	$2,475,532
	(106,937,220 Pan American Shares)	(106,937,220 Pan American Shares)	(159,233,215 Pan American Shares)

Risk Factors

An investment in the Pan American Shares and our other securities is subject to certain risks.  Investors should carefully consider the risk factors described under the heading “Risks Related to Pan American’s Business” in the Pan American Annual Information Form dated March 31, 2011 for the year ended December 31, 2010, which is incorporated by reference in this Circular, as well as the risk factors set forth elsewhere in this Circular.

Auditors, Transfer Agents and Registrars

Our auditors are Deloitte & Touche LLP, Independent Registered Chartered Accountants, Vancouver, British Columbia.

The transfer agent and registrar for our shares is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia, and Computershare Trust Company, N.A. at its office in Denver, Colorado, USA.

Documents Incorporated by Reference and Further Information

Information regarding us has been incorporated by reference in this Circular from documents we filed with the securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference regarding us may be obtained on request without charge from our Corporate Secretary, at 1500-625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6, telephone: 604-684-1175 or may be obtained through the SEDAR website (www.sedar.com) or on EDGAR (www.sec.gov/edgar.shtml).

The following documents, filed with the various securities commissions or similar authorities in certain of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part, of this Circular:

(a)                                 the Pan American Annual Information Form dated March 31, 2011 for the year ended December 31, 2010;

(b)                                 our audited consolidated financial statements for the year ended December 31, 2010, including the consolidated balance sheets as at December 31, 2010 and December 31, 2009 and the consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, together with the notes thereto, the auditors’ report thereon and the management’s discussion and analysis in respect thereof;

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(c)                                  our unaudited condensed interim consolidated financial statements for the third quarter ending September 30, 2011, together with the notes thereto and the management’s discussions and analysis in respect thereof;

(d)                                 our management information circular dated April 12, 2011 prepared in connection with the annual general and special meeting of our shareholders held on May 18, 2011; and

(e)                                  our material change report dated February 1, 2012 issued in connection with the Arrangement.

Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus filed by us with any securities commission or similar regulatory authority in Canada subsequent to the date of this Circular and prior to the Effective Date will be deemed to be incorporated by reference in this Circular.  Other than the announcement of the Arrangement, we are not aware of any information that indicates any material change in our affairs since the date of our last published financial statements.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Information contained in or otherwise accessed through our website (www.panamericansilver.com), or any other website, does not form part of this Circular.  All such references to our website are inactive textual references only.

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Information Concerning Minefinders

Overview of Minefinders

Minefinders is in the business of the mining and development of, and the exploration for, precious and base metal properties.  Interests in these properties are held directly and indirectly through exploitation and exploration concessions, leases, options and working interests.  Minefinders’ properties are located in Mexico and the United States.  Minefinders’ principal mineral property interest is the Dolores property, located in Chihuahua, Mexico.  A feasibility study for the Dolores property was completed in 2006, followed by capital financing and the purchase of mining and processing equipment.

Construction of an 18,000 tonne per day, open pit heap leach mine was started in 2006 and completed during the fourth quarter of 2008.  Mining operations began in late 2007 and final commissioning of the plant and processing equipment was completed in the second half of 2008.  In addition to constructing an operating open pit heap leach mine, Minefinders also constructed a 92-kilometer long main access road, a 300-person (since increased) operations camp including employee housing, water and sanitation systems, and service facilities including an office complex, assay laboratory, maintenance shops and power stations.  Minefinders also constructed community housing and infrastructure for local inhabitants.

On November 17, 2008, Minefinders announced the first pour of gold and silver doré at the Dolores property.  The December 31, 2010 reserves support a 16 year mine life from a base case heap leach only operation.  Production from the Dolores mine from commencement of operations to December 31, 2011 is as follows:

•                  In 2008, 3,093 ounces of gold and 57,378 ounces of silver were produced, all in November and December.

•                  In 2009, 77,264 ounces of gold and 1,318,245 ounces of silver were produced.

•                  In 2010, 56,110 ounces of gold and 1,218,664 ounces of silver were produced.

•                  In 2011, 74,193 ounces of gold and 3,572,357 ounces of silver were produced.

Minefinders also has property interests in Sonora, Mexico.  The Sonora properties include the La Bolsa gold and silver deposit, the La Virginia gold and silver project, the Real Viejo silver prospect and the Planchas de Plata silver prospect, each at various stages of exploration.  Minefinders has other mineral property interests in northern Mexico and in the United States that are in the early exploration stage.

More detailed information regarding Minefinders, its operations and its properties can be found in Minefinders’ Annual Information Form for the financial year ended December 31, 2010, dated February 24, 2011 and other documents that are incorporated herein by reference.  See “Documents Incorporated by Reference and Further Information” below.

Recent Developments

On October 25, 2011, Minefinders filed a technical report dated September 30, 2011 entitled “NI 43-101 Technical Report, Dolores Gold-Silver Project, Chihuahua, Mexico” (the “CAM Report”) prepared by CAM.  The CAM Report supports the updated reserves and resources for the Dolores mine reported by news release in May 2011.  The CAM Report is available on SEDAR (www.sedar.com).  The principal author of the CAM Report was Robert L. Sandefur P.E., who is an independent “qualified person” as

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defined in NI 43-101.  The CAM Report has not been updated to account for operating and production results subsequent to December 31, 2010.  No technical reports on the Dolores mine have been filed subsequent to the CAM Report.

The following information on the updated reserves and resources for the Dolores mine has been summarized from the CAM Report.

Mineral Resources

Mineral resources have been estimated as of December 31, 2010.  Minefinders personnel prepared these estimates, with independent review by Robert L Sandefur, P.E. of CAM.  Mr. Sandefur is the qualified person as defined by NI 43-101 for this mineral resource statement.

The mineral resources in this estimate were calculated using the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on December 11, 2005.

The total measured and indicated resources at Dolores (which include the mineral reserves) at December 31, 2010, are estimated at 2.646 million ounces of gold and 139.5 million ounces of silver, contained in 151.9 million tonnes grading 0.542 grams per tonne (“gpt”) gold and 28.6 gpt silver, at a gold equivalent (“AuEq”) cutoff grade of 0.3 gpt.  An additional 326,214 ounces of gold and 16.1 million ounces of silver, contained in 27.6 million tonnes, are classified as “inferred resources”.

Mineral Resources

Resources (1)	Tonnes	Gold Grade (gpt)	Gold Ounces	Silver Grade(gpt)	Silver Ounces	AuEq Grade (gpt)
Measured	80,050,610	0.595	1,530,279	30.8	79,241,979	1.187
Indicated	71,856,401	0.483	1,116,743	26.1	60,272,682	0.985
Measured + indicated	151,904,139	0.542	2,646,975	28.6	139,478,988	1.092
Inferred	27,632,397	0.367	326,214	18.2	16,133,009	0.717

(1)          Cutoff or 0.3 gpt AuEq based on gpt AuEq at 75:1 silver to gold ratio, having regard to metallurgical recoveries. AuEq grade is based on a silver to gold ratio of 52 to one.

Resources at various cut-off grades are summarized in the following tables.  Note that because of the estimation method, the resource includes diluted ore reserves.

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Mineral Resources – Measured(1)

Cut-off (gpt AuEq)(i)	Tonnes	Gold Ounces	Gold Grade (gpt)	Silver Ounces	Silver Grade (gpt)	AuEq Grade (gpt) (i)
0.2	96,587,826	1,605,129	0.517	83,718,850	27.0	1.036
0.3	80,050,610	1,530,279	0.595	79,241,979	30.8	1.187
0.4	61,857,757	1,415,775	0.712	72,508,982	36.5	1.414
0.5	46,836,549	1,293,629	0.859	65,502,085	43.5	1.696
0.6	36,734,441	1,194,358	1.011	59,652,930	50.5	1.982
1.0	21,765,502	989,672	1.414	48,087,568	68.7	2.735
1.5	14,558,872	823,659	1.760	39,004,084	83.3	3.362
2.0	9,291,428	652,792	2.185	83,718,850	99.9	4.106

(i)           Gold-equivalent (AuEq) mine cut-off grades are based on a silver to gold ratio of 75 to one.

(ii)        AuEq grade is based on a silver to gold ratio of 52 to one.

Mineral Resources – Indicated(1)

Cut-off (gpt AuEq)(i)	Tonnes (million)	Gold Ounces (million)	Gold Grade (gpt)	Silver Ounces (million)	Silver Grade (gpt)	AuEq Grade (gpt) (i)
0.2	90,584,324	1,203,357	0.413	65,206,084	22.4	0.844
0.3	71,856,401	1,116,743	0.483	60,272,682	26.1	0.985
0.4	52,033,568	988,672	0.591	53,231,017	31.8	1.203
0.5	37,090,620	865,371	0.726	46,434,526	38.9	1.474
0.6	28,057,187	775,032	0.859	41,331,407	45.8	1.740
1.0	14,534,863	589,634	1.262	30,790,123	65.9	2.529
1.5	9,219,244	463,983	1.565	24,506,244	82.7	3.155
2.0	5,671,306	351,683	1.929	18,134,789	99.5	3.842

(i)           Gold-equivalent (AuEq) mine cut-off grades are based on a silver to gold ratio of 75 to one.

(ii)        AuEq grade is based on a silver to gold ratio of 52 to one.

Mineral Resources – Measured + Indicated(1)

Cut-off (gpt AuEq)(i)	Tonnes (million)	Gold Ounces (million)	Gold Grade (gpt)	Silver Ounces (million)	Silver Grade (gpt)	AuEq Grade (gpt) (i)
0.2	187,168,418	2,808,351	0.467	148,932,250	24.8	0.934
0.3	151,904,139	2,646,975	0.542	139,478,988	28.6	1.092
0.4	113,889,315	2,404,534	0.657	125,737,334	34.3	1.317
0.5	83,925,445	2,159,102	0.800	111,948,445	41.5	1.598
0.6	64,789,904	1,969,472	0.946	100,983,618	48.5	1.879
1.0	36,299,504	1,579,224	1.353	78,879,494	67.6	2.653
1.5	23,777,543	1,287,636	1.684	63,510,340	83.1	3.282
2.0	14,962,161	1,004,446	2.088	47,963,848	99.7	4.005

(i)           Gold-equivalent (AuEq) mine cut-off grades are based on a silver to gold ratio of 75 to one.

(ii)        AuEq grade is based on a silver to gold ratio of 52 to one.

(1)          Note that because of the estimation method, the resource includes diluted ore reserves.

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Mineral Resources – Inferred

Cut-off (gpt AuEq)(i)	Tonnes (million)	Gold Ounces (million)	Gold Grade (gpt)	Silver Ounces (million)	Silver Grade (gpt)	AuEq Grade (gpt) (i)
0.2	40,786,301	388,139	0.296	19,459,389	14.8	0.581
0.3	27,632,397	326,214	0.367	16,133,009	18.2	0.717
0.4	17,359,931	256,959	0.460	12,764,245	22.9	0.900
0.5	11,089,833	202,514	0.568	10,118,552	28.4	1.114
0.6	7,451,842	164,086	0.685	8,219,877	34.3	1.345
1.0	2,755,033	96,750	1.092	4,788,327	54.1	2.132
1.5	1,323,119	62,140	1.461	3,223,125	75.8	2.919
2.0	668,668	40,646	1.891	2,087,209	97.1	3.758

(i)           Gold-equivalent (AuEq) mine cut-off grades are based on a silver to gold ratio of 75 to one.

(ii)        AuEq grade is based on a silver to gold ratio of 52 to one.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.  The quantity and grade of reported inferred resources in this estimation are conceptual in nature.

Mineral Reserves

Proven and probable reserves have been estimated as of December 31, 2010.  Minefinders personnel prepared these estimates, with independent review by Robert L Sandefur, P.E. of CAM.  Mr. Sandefur is the qualified person as defined by NI 43-101 for this mineral reserve statement.  Note that because of the estimation method, the resources disclosed above include diluted ore reserves.

The updated gold and silver reserves are current to December 31, 2010 and are sufficient to sustain open pit production for the next 16 years at current throughput rates.  The open pit gold and silver reserves base at the Dolores mine consists of 2.024 million ounces of gold and 114.52 million ounces of silver, or 4.226 million gold equivalent ounces.  The reserves are contained in 107.64 million tonnes of proven and probable ore having an average grade of 0.58 gpt gold and 33.1 gpt silver.

A standard methodology for pit limit analysis was followed by Minefinders using the Whittle software package which applies an implementation of the Lerchs-Grossmann (LG) algorithm.  The parameters for pit optimization include a gold price of $1,200/oz and a silver price of $23/oz.  Initial block dimensions were 3.0 m X 5.0 m X 7.5 m vertically.

The Whittle LG pit shell selected for the reserves statement corresponding to a revenue factor of 0.720, or $864 gold and $16.56 Silver.  An ultimate pit plan including haul roads and safety berms was created using MineSight software by the Dolores planning engineering department.  This ‘ultimate pit’ was used for reporting of reserves.

For the purpose of reporting mine reserves, the value of gold and silver in each block, net of recovery are stored (recoveries vary according to alteration for each block).  An internal value cutoff grade (excluding mining cost) is used for separation of ore from waste based on a cost of $ 7.50/tonne.

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Minable reserves for the Dolores mine as of December 31, 2010 are summarized in the following table.

Dolores Mine Reserves

Category	Tonnes	Gold Grade (gpt)	Silver Grade (gpt)	Gold Ounces (million)	Silver Ounces (million)
Probable	62,430,655	0.62	34.2	1.254	68.552
Proven	45,212,669	0.53	31.6	0.770	45.972
Total	107,643,324	0.58	33.1	2.024	114.524

(1)          Gold equivalent grade is based on a 52 to one silver to gold ratio without regard to metallurgical recoveries.

Share Capital of Minefinders

The authorized share capital of Minefinders consists of an unlimited number of common shares without par value.  As at the date of this Circular there were: (i) 89,770,791 Minefinders Shares issued and outstanding, all of which are fully paid and not subject to any future call or assessment; (ii) 2,887,049 outstanding options providing for the issuance of 2,887,049 Minefinders Shares upon the exercise thereof; and (iii) $36,235,000 aggregate principal amount of Minefinders Convertible Notes outstanding providing for the issuance of up to 4,529,375 Minefinders Shares(1) upon the conversion thereof.

The Minefinders Shares rank equally as to voting rights, participation in a distribution of the assets of Minefinders on a liquidation, dissolution or winding-up, and the entitlement to dividends. The holders of the Minefinders Shares are entitled to receive notice of all meetings of shareholders and to attend and vote the Minefinders Shares at the meetings.  Each Minefinders Share carries the right to one vote.

More detailed information regarding the Minefinders Convertible Notes can be found in Minefinders’ Annual Information Form for the financial year ended December 31, 2010, dated February 24, 2011 and other documents that are incorporated herein by reference.  See “Documents Incorporated by Reference and Further Information” below.

Price Range and Trading Volumes of Minefinders Shares

Minefinders Shares are traded on the TSX under the symbol “MFL” and on the NYSE Amex under the symbol “MFN”.

The following tables set forth, for the periods indicated, the reported high and low quotations and the aggregate volume of trading of the Minefinders Shares on the TSX and the NYSE Amex.

(1)          Assuming a conversion ratio of 125 Minefinders Shares for each $1,000 principal amount of Minefinders Convertible Notes.  The Minefinders Convertible Notes are convertible into Minefinders Shares at a conversion ratio of 83.5422 Minefinders Shares for each $1,000 principal amount of Minefinders Convertible Notes.  If the Arrangement becomes effective, Minefinders Convertible Noteholders may be entitled to receive a conversion premium in the form of Additional Shares as provided in the Indenture.  The number of Additional Shares is calculated at the Effective Date based in part on the volume weighted average price of the Minefinders Shares for the five trading days prior to the Effective Date subject to a maximum of 125 Minefinders Shares for each $1,000 principal amount of Minefinders Convertible Notes.  Since the number of Additional Shares cannot be calculated until after the close of trading on the trading day preceding the Effective Date, any Additional Shares issuable in respect of Minefinders Convertible Notes converted prior to the Effective Date will be issued immediately prior to the Effective Time.  If the Arrangement is not completed, Minefinders Convertible Noteholders will not be entitled to receive any conversion premium.

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	TSX			NYSE Amex(1)
	Price Range			Price Range
	High (Cdn.$)	Low (Cdn.$)	Volume (#)	High ($)	Low ($)	Volume (#)
2011
February	$11.40	$9.62	6,430,058	$11.81	$9.65	11,252,237
March	$12.84	$9.75	7,078,269	$13.25	$9.86	19,782,354
April	$16.51	$12.44	9,155,710	$17.40	$12.89	19,088,168
May	$15.98	$11.91	6,801,316	$16.85	$12.25	17,267,505
June	$13.02	$11.18	2,794,159	$13.39	$11.40	9,947,569
July	$14.79	$12.30	4,367,281	$15.60	$12.43	9,975,176
August	$17.05	$13.47	7,804,571	$17.25	$13.62	18,731,408
September	$18.90	$13.81	7,605,090	$18.95	$13.27	20,317,577
October	$15.41	$13.13	5,533,210	$15.20	$12.48	12,824,887
November	$16.43	$11.39	8,202,731	$16.23	$10.91	20,884,792
December	$12.44	$9.78	5,623,861	$12.26	$9.55	13,373,680
2012
January	$14.68	$10.88	14,267,217	$14.60	$10.65	27,753,396
February 1 to 17	$15.05	$14.21	5,094,775	$15.09	$14.23	10,910,833

(1)          NYSE Amex trading information includes the aggregate reported trading in the U.S., including trading on alternative trading systems due to the significance of the volume traded thereon.

On January 20, 2012, the last full trading day on the TSX prior to the date on which Pan American and Minefinders announced that they had entered into the Arrangement Agreement, the closing sale price per Minefinders Share as reported on the TSX was Cdn.$11.50 and as reported on NYSE Amex was $11.35.

On February 17, 2012, the closing sale price per Minefinders Share as reported on the TSX was Cdn.$14.79.  On February 17, 2012, the closing sale price per Minefinders Share as reported on the NYSE Amex was $14.84.

The Minefinders Shares will be delisted from the TSX and NYSE Amex after the Effective Time.  Minefinders will also apply to cease to be a reporting issuer under the securities legislation of each of the provinces and territories in Canada under which it is currently a reporting issuer (or equivalent) and for the Minefinders Shares to be de-registered under the U.S. Exchange Act.

Prior Sales

In the twelve (12) month period prior to the date of this Circular, Minefinders has issued the following securities:

Date of Issuance/Grant	Price Per Security (Cdn.$)	Number of Securities Issued/Granted
Minefinders Shares:
March 1, 2011(1)	$9.00	20,000
March 10, 2011(2)	$5.00	5,000
March 23, 2011(1)	$9.00	15,000
March 24, 2011(1)	$9.57	135,000
March 24, 2011(1)	$10.58	50,000
March 24, 2011(1)	$9.76	80,000

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Date of Issuance/Grant	Price Per Security (Cdn.$)	Number of Securities Issued/Granted
Minefinders Shares:
March 25, 2011(1)	$9.76	10,000
March 31, 2011(1)	$9.00	51,138
March 31, 2011(1)	$9.57	15,000
April 1, 2011(1)	$9.00	42,824
April 4, 2011(1)	$9.76	10,000
April 4, 2011(1)	$10.02	10,000
April 5, 2011(1)	$10.58	10,000
April 5, 2011(1)	$9.00	28,000
April 5, 2011(1)	$10.94	5,000
April 5, 2011(1)	$10.02	10,000
April 6, 2011(1)	$9.76	10,000
April 6, 2011(1)	$10.58	10,000
April 7, 2011(1)	$9.00	32,000
April 7, 2011(1)	$9.76	20,000
April 7, 2011(1)	$10.58	30,000
April 7, 2011(1)	$9.57	40,000
April 7, 2011(1)	$10.02	20,000
April 8, 2011(1)	$9.00	44,000
April 11, 2011(1)	$10.02	10,000
April 11, 2011(1)	$9.00	63,048
April 13, 2011(1)	$8.76	40,000
April 14, 2011(1)	$10.02	10,000
April 14, 2011(1)	$9.00	3,764
April 14, 2011(2)	$5.00	10,000
April 18, 2011(1)	$9.00	29,074
April 19, 2011(1)	$12.46	30,000
April 20, 2011(1)	$9.00	31,000
April 28, 2011(1)	$10.58	10,000
May 2, 2011(1)	$9.00	32,188
May 2, 2011(1)	$9.57	5,895
May 3, 2011(1)	$9.00	6,370
May 6, 2011(1)	$9.00	20,000
May 11, 2011(1)	$9.00	14,838
May 11, 2011(1)	$9.57	10,000
May 11, 2011(1)	$9.76	10,000
May 19, 2011(1)	$10.02	10,000
May 19, 2011(1)	$10.58	10,000
May 26, 2011(2)	$5.00	15,700
July 15, 2011(2)	$5.00	100
July 18, 2011(2)	$5.00	391,400
August 12, 2011(1)	$8.76	20,000
August 12, 2011(2)	$5.00	100
August 15, 2011(1)	$8.76	20,000
August 18, 2011(1)	$9.32	10,398
August 18, 2011(1)	$9.76	7,767
August 22, 2011(2)	$5.00	5,300
August 26, 2011(1)	$10.02	7,357

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at 1-877-657-5859 or email:  contactus@kingsdaleshareholder.com

Date of Issuance/Grant	Price Per Security (Cdn.$)		Number of Securities Issued/Granted
Minefinders Shares:
August 26, 2011(1)	$12.46		3,209
September 8, 2011(2)	$5.00		10,000
September 9, 2011(1)	$9.57		10,000
September 9, 2011(1)	$10.58		7,774
September 13, 2011(1)	$9.57		2,000
September 14, 2011(2)	$5.00		2,000
September 15, 2011(1)	$9.32		11,741
September 20, 2011(1)	$9.57		48,000
September 21, 2011(1)	$9.57		10,000
September 29, 2011(1)	$9.57		3,000
October 3, 2011(2)	$5.00		12,500
October 25, 2011(1)	$9.57		4,400
November 2, 2011(1)	$9.57		6,687
November 3, 2011(3)	$10.88		919,118
November 15, 2011(2)	$5.00		500
November 29, 2011(2)	$5.00		12,000
November 30, 2011(2)	$5.00		630,400
December 2, 2011(2)	$5.00		35,900
December 7, 2011(2)	$5.00		6,000
December 12, 2011(2)	$5.00		631,800
December 13, 2011(2)	$5.00		750
December 14, 2011(3)	$10.88		3,283,081
December 21, 2011(2)	$5.00		300
January 3, 2012(2)	$5.00		2,825,500
February 1, 2012(1)	$9.57		4,538
February 15, 2012(1)	$9.57		1,375
February 15, 2012(1)	$9.76		5,451
Options to Purchase Minefinders Shares:
September 27, 2011	15.40	(4)	1,195,000	(5)

(1)     Issued upon exercise of previously issued Minefinders Options.

(2)     Issued upon exercise of previously issued Minefinders warrants.

(3)     Issued upon conversion of previously issued Minefinders convertible notes.

(4)     Exercise price per Minefinders Share.

(5)     Numbers indicated represent the Minefinders Shares underlying the Minefinders Options.

Other than the foregoing, Minefinders did not purchase or sell any securities of Minefinders during the twelve (12) month period preceding January 23, 2012, being the date on which Minefinders and Pan American announced that they had entered into the Arrangement Agreement.

Consolidated Capitalization

The following table sets forth Minefinders’ consolidated capitalization as at September 30, 2011, the date of Minefinders’ most recent financial statements, adjusted to reflect any material changes in the consolidated capitalization between September 30, 2011 and the date of this Circular.  The table should be read in conjunction with the audited annual consolidated financial statements of Minefinders as at December 31, 2010 and for each of the years in the three year period ending on December 31, 2010,

If you have any questions or need assistance completing your proxy, please call Kingsdale Shareholder Services Inc.
at 1-877-657-5859 or email:  contactus@kingsdaleshareholder.com together with the auditors’ report thereon and the related MD&A for the year ended December 31, 2010, Minefinders’ condensed consolidated interim financial statements for the three and nine month periods ended September 30, 2011 and 2010, including the notes thereto, the related MD&A for the three and nine month period ended September 30, 2011, each incorporated by reference into this Circular, and the other financial information contained in or incorporated by reference in this Circular.

	As at September 30, 2011	As at September 30, 2011 with adjustment for subsequent material changes
Minefinders Share Capital (1)	$440,234,506	$536,991,426
Minefinders Shares (issued and outstanding)(1)	81,390,491	89,770,791
Convertible Debt(2)	$81,252,072	$30,536,710

(1)        Adjusted for the issue of shares on the exercise of options and warrants and on the conversion of convertible debt subsequent to September 30, 2011.

(2)        Adjusted for the conversion and settlement of convertible debt subsequent to September 30, 2011.

Risk Factors

The acquisition of Minefinders is subject to certain risks.  Investors should carefully consider the risk factors described under the heading “Risk Factors” in Minefinders’ Annual Information Form dated February 24, 2011 for the year ended December 31, 2010, which is incorporated by reference in this Circular, as well as the risk factors set forth elsewhere in this Circular.

Documents Incorporated by Reference and Further Information

Information in respect of Minefinders and its subsidiaries has been incorporated by reference in this Circular from documents filed by Minefinders with securities commissions or similar authorities in each of the provinces and territories of Canada.  Pan American understands that copies of the documents incorporated herein by reference regarding Minefinders may be obtained on request, without charge, from the Director of Corporate Communications of Minefinders at Suite 228, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Attention: Director of Corporate Communications, Telephone: (604) 687-6263 or, toll free in Canada and the U.S.: 1-866-687-6263.  These documents are also available on SEDAR (www.sedar.com).

The following documents of Minefinders, filed by Minefinders with the securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this Circular:

(a)                                  Minefinders’ Annual Information Form for the financial year ended December 31, 2010, dated February 24, 2011;

(b)                                 Minefinders’ annual consolidated financial statements as at December 31, 2010, which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2010, together with the auditors’ report thereon and management’s discussion and analysis filed in connection with those annual consolidated financial statements;

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at 1-877-657-5859 or email:  contactus@kingsdaleshareholder.com

(c)                                  Minefinders’ condensed consolidated interim financial statements for the three and nine month periods ended September 30, 2011 and 2010, together with the management’s discussion and analysis filed in connection with those interim financial statements; and

(d)                                 the management information circular of Minefinders dated March 3, 2011 prepared in connection with the annual general and special meeting of Minefinders Shareholders held on May 18, 2011; and

(e)                                  material change report of Minefinders dated February 1, 2012 announcing the execution of the Arrangement Agreement.

Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus filed by Minefinders with any securities commission or similar regulatory authority in Canada subsequent to the date of this Circular and prior to the Effective Date or withdrawal of the Arrangement will be deemed to be incorporated by reference in this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Information contained in or otherwise accessed through Minefinders’ website (www.minefinders.com), or any other website, does not form part of this Circular.  All such references to Minefinders’ website are inactive textual references only.

Interest of Informed Persons in Material Transactions

No informed person of Pan American or any associate or affiliate of an informed person, has or has had any material interest, direct or indirect, in any transaction since the commencement of our last completed financial year, or in any proposed transaction which in either such case has materially affected or will materially affect Pan American or its subsidiaries.

Interest of Certain Persons in Matters to be Acted Upon

No director or executive officer of Pan American, nor any associate or affiliate of any of the foregoing persons, has any material interest, director or indirect, by way of beneficial ownership of Pan American Shares or otherwise, in any matter to be acted on at the Special Meeting.

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at 1-877-657-5859 or email:  contactus@kingsdaleshareholder.com

Experts

Deloitte & Touche LLP are the auditors for Pan American.  Deloitte & Touche LLP issued their report on the annual financial statements of Pan American for the year ended December 31, 2010, incorporated by reference in this Circular.  Deloitte & Touche LLP has confirmed that they are independent of Pan American within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

KPMG LLP are the auditors for Minefinders.  KPMG LLP issued their report on the annual financial statements of Minefinders for the year ended December 31, 2010, incorporated by reference in this Circular.  KPMG LLP has confirmed that they are independent of Minefinders within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

As of the date hereof, the partners and associates of each of CIBC and Scotia Capital beneficially own, directly or indirectly, less than 1% of the securities of Pan American and Minefinders and their associates and affiliates.

The scientific and technical information relating to Pan American contained in this Circular, together with any documents incorporated by reference herein, is based on information and reports prepared by or under the supervision of: Michael Steinmann, P.Geo., Ph.D , BAppSC (App Geo, Hons), MAusIMM, Executive Vice President, Geology and Exploration of Pan American, Martin G. Wafforn, P. Eng., Vice President, Technical Services of Pan American and Pamela De Mark, P. Geo., BAppSC (AppGeo, Hons), MAusIMM, Director of Resources for Pan American and a Member of the Association of Professional Engineers and Geoscientists of British Columbia.  Each of the foregoing persons is a qualified person in accordance with NI 43-101.

As of the date hereof, the foregoing persons beneficially own, directly or indirectly, less than 1% of the securities of Pan American and its associates and affiliates and consent to the inclusion in the Circular, together with any documents incorporated by reference herein, of the matters based upon such person’s information and report(s) in the form and context in which it appears.

The scientific and technical information relating to Minefinders contained in this Circular, together with the documents incorporated by reference herein, is based on information and reports prepared by or under the supervision of the following individuals and companies: Mark H. Bailey, M.Sc., P.Geo., a director and President and Chief Executive Officer of Minefinders, Chlumsky, Armbrust and Meyer, LLC, Robert L. Sandefur, P.E., Richard L. Nielsen, Gustavson Associates, LLC, William Crowl, Donald Hulse, Kappes, Cassiday & Associates, Sacrison Engineering, Ralph R. Sacrison, P.E., David Linebarger, Sonoran Resources, LLC, The Mines Group, Inc., Anthony E.W. Crews, Joel Primitivo Sanchez Campos, Juan Rafael Sanchez Campos, Kenneth L. Myers and Laurence J. O’Connor.  Each of the foregoing individuals is a qualified person in accordance with NI 43-101.

To the best of Minefinders’ knowledge, except for Mark H. Bailey, the foregoing persons and companies held no interest, directly or indirectly, in the securities or properties Minefinders, or its associates and affiliates, as at the date of the report prepared by such person or company.  As of the date of this Circular, Mark H. Bailey owned 572,053 Minefinders Shares and Minefinders Options to purchase 380,000 Minefinders Shares, which represents approximately 1% of the issued and outstanding Minefinders Shares as of the date of this Circular on a fully-diluted basis.

If you have any questions or need assistance completing your proxy, please call Kingsdale Shareholder Services Inc.
at 1-877-657-5859 or email:  contactus@kingsdaleshareholder.com

Additional Information

Additional information relating to our Company can be found on SEDAR (www.sedar.com).  You can find financial information relating to our Company in our comparative financial statements and management’s discussion and analysis for our most recently completed financial year.

See our management’s discussion and analysis, financial statements and the Pan American Annual Information Form (or Form 40-F) for additional information about our Company.  These documents are available on our website (www.panamericansilver.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).

You can also request copies of foregoing documents free of charge by contacting our Corporate Secretary:

Corporate Secretary	panamericansilver.com
Pan American Silver Corp.	604-684-1175 (call toll-free)
1500 — 625 Howe Street	604-684-0147 (fax)
Vancouver, British Columbia V6C 2T6

Additional copies of this Circular are also available upon request.

Other Matters Which May Come Before The Special Meeting

Management of Pan American knows of no matters to come before the Special Meeting other than as set forth in the Notice of Meeting and as described in this Circular.  However, if other matters which are not now known to management on the date hereof should properly come before the Special Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting all proxies returned.

If you have any questions or need assistance completing your proxy, please call Kingsdale Shareholder Services Inc.
at 1-877-657-5859 or email:  contactus@kingsdaleshareholder.com

Consents of Auditors

Deloitte & Touche LLP

We have read the Notice of Special Meeting of Shareholders and Management Information Circular (the “Circular”) of Pan American Silver Corp. (“Pan American”) dated February 20, 2012 relating to the proposed arrangement involving Pan American and Minefinders Corporation Ltd.  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Circular of our report to the Board of Directors and Shareholders of Pan American on the consolidated balance sheets of Pan American as at December 31, 2010 and December 31, 2009 and the consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010.  Our report is dated March 22, 2011.

(signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada

February 20, 2012

KPMG LLP

We have read the Notice of Special Meeting of Shareholders and Management Information Circular (the “Circular”) of Pan American Silver Corp. (“Pan American”) dated February 20, 2012 relating to the proposed arrangement involving Pan American and Minefinders Corporation Ltd.  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Circular of our report to the shareholders of Minefinders on the audited consolidated financial statements of Minefinders, which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010 and notes comprising a summary of significant accounting policies and other explanatory information.  Our report is dated February 24, 2011.

(signed) KPMG LLP

Chartered Accountants

Vancouver, Canada

February 20, 2012

Consents of Fairness Opinion Providers

CIBC World Markets Inc.

To the Board of Directors of Pan American Silver Corp. (“Pan American”):

We hereby consent to the references to our firm name and to the reference to our fairness opinion dated January 20, 2012, contained under the headings “What’s inside”, “Frequently Asked Questions”, “The Arrangement”, “Experts”, and “Glossary” in Schedule A to the management information circular of Pan American dated February 20, 2012 (the “Circular”) and the inclusion of the text of our fairness opinion dated January 20, 2012 as Schedule “D” to the Circular.  Our fairness opinion was given as at January 20, 2012 and remains subject to the assumptions, qualifications and limitations contained therein.  In providing our consent, we do not intend that any person other than the Directors of Pan American shall be entitled to rely upon our opinion.

(signed) CIBC World Markets Inc.

Toronto, Canada

February 20, 2012

Scotia Capital Inc.

To the Board of Directors of Pan American Silver Corp. (“Pan American”):

We refer to the opinion of our firm dated January 20, 2012 (the “Scotia Opinion”) which we prepared for the board of directors of Pan American in connection with the arrangement involving Pan American and Minefinders Corporation Ltd. described in the management information circular of Pan American dated February 20, 2012 (the “Circular”).  We consent to the inclusion of the Scotia Opinion and a summary thereof in the Circular and to the use of our name in the Circular.

We have read the Circular, and we have no reason to believe that there are any misrepresentations in the information contained in the Circular that are derived from the Scotia Opinion or within our knowledge as a result of the services we provided in connection with the Scotia Opinion.

In providing our consent, we do not intend or permit that any person other than the board of directors of Pan American shall rely on the Scotia Opinion which remains subject to the analyses, assumptions, limitations and qualifications contained therein.

(signed) Scotia Capital Inc.

Toronto, Canada

February 20, 2012

SCHEDULE A

Glossary

In this Circular, unless the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

“Acquireco” means 2313983 Ontario Inc., a corporation existing under the OBCA;

“Acquisition Proposal” means, in respect of a party to the Arrangement Agreement, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only a party and/or one or more of its wholly-owned subsidiaries, any bona fide offer, proposal or inquiry from any person or group of persons, whether or not in writing and whether or not delivered to that party or the shareholders of that party, after the date of the Arrangement Agreement relating to:  (a) any acquisition or purchase, direct or indirect, of: (i) the assets of that party and/or one or more of its subsidiaries (or any lease, license, royalty, long term supply agreement, off-take agreement, hedging arrangement, or other arrangement having an economic effect similar to the acquisition or purchase of assets) that, individually or in the aggregate, constitute 20% or more of the consolidated assets of that party and its subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of that party and its subsidiaries, taken as a whole, or (ii) 20% or more of the issued and outstanding voting or equity securities of:  (A) that party; or (B) any one or more of its subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of that party and its subsidiaries, taken as a whole; (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such person or group of persons beneficially owning 20% or more of the issued and outstanding voting or equity securities of any class of voting or equity securities of that party; (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving:  (A) that party; or (B) any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenues, as applicable, of that party and its subsidiaries, taken as a whole; (d) an alliance, joint venture or earn-in right relating to 20% or more of the consolidated assets of that party and its subsidiaries, taken as a whole; (e)  any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated in the Arrangement Agreement or which would or could reasonably be expected to materially reduce the benefit to a party under the Arrangement Agreement or the Arrangement; or (f) modification or proposed modification of any of the foregoing offers, proposals or inquiries;

“ARC” has the meaning ascribed thereto in this Circular under the heading “Regulatory Approvals — Competition Laws in Canada”;

“Additional Minefinders Securities” has the meaning ascribed thereto in this Circular under the heading “The Arrangement Agreement — Voting Agreement”;

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 — Prospectus and Registration Exemptions of the Canadian Securities Administrators;

“Amalco” means Minefinders, as the corporation continuing from the amalgamation of Acquireco and Minefinders provided for in Subsection 3.1(g) of the Plan of Arrangement;

“Amalgamation” has the meaning ascribed thereto in this Circular under the heading “The Arrangement Agreement — The Plan of Arrangement”;

“Amendment Agreement” means the amendment agreement dated February 14, 2012 between Minefinders and Pan American effecting certain amendments to the Arrangement Agreement;

“Antitrust Clearance” means any applicable approval or clearance shall have been received from a Governmental Entity and any applicable waiting period shall have expired or been terminated or waived by a Governmental Entity in relation to any Antitrust Filing identified by Pan American and Minefinders in the Arrangement Agreement;

“Antitrust Filing” means a filing that must be made by either Pan American or Minefinders (or both Pan American and Minefinders) to a Governmental Entity under any applicable antitrust, competition, or similar law applicable to the transactions contemplated by the Arrangement Agreement;

“Arrangement” means the arrangement of Minefinders under Section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.4 of the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order (provided, however, that any such amendment or variation is acceptable to both Minefinders and Pan American, each acting reasonably);

“Arrangement Agreement” means the arrangement agreement, dated January 22, 2012, between Pan American and Minefinders, as amended by the Amendment Agreement, and as the same may be further amended, amended and restated or supplemented prior to the Effective Date;

“Articles of Arrangement” means the articles of arrangement to be filed in accordance with the terms of the OBCA after the Final Order is made, which shall be in form and content satisfactory to Minefinders and Pan American, each acting reasonably;

“AuEq” has the meaning ascribed thereto in this Circular under the heading “Information Concerning Minefinders — Mineral Resources”;

“Authorization” means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation, whether or not having the force of law, and includes any Environmental Permit;

“Available Cash Amount” means the product obtained by multiplying the number of Minefinders Shares issued and outstanding immediately prior to the time at which the Minefinders Shares are transferred to Pan American in exchange for the Consideration (other than Minefinders Shares held by Pan American and its affiliates and (without duplication) Dissenting Minefinders Shares) by Cdn.$1.84;

“Available Share Amount” means the product obtained by multiplying the number of Minefinders Shares issued and outstanding immediately prior to the time at which the Minefinders Shares are transferred to Pan American in exchange for the Consideration (other than Minefinders Shares held by Pan American and its affiliates and (without duplication) Dissenting Minefinders Shares) by 0.55;

“BLG” means Borden Ladner Gervais LLP;

“business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia;

“CAM” has the meaning ascribed thereto in this Circular under the heading “The Arrangement — Background to the Arrangement”;

“CAM Report” has the meaning ascribed thereto in this Circular under the heading “Information Concerning Minefinders — Recent Developments”;

“Canadian Competition Commissioner” means the Commissioner of Competition of the Canadian Competition Bureau;

“Canadian Notifiable Transaction” has the meaning ascribed thereto in this Circular under the heading “Regulatory Approvals — Competition Laws in Canada”;

“Cash Option” means Cdn.$15.60;

“CDS” means CDS Clearing and Depository Services Inc. or its nominee, which as of the date hereof is CDS & Co.;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Subsection 183(2) of the OBCA;

“CIBC Fairness Opinion” means the fairness opinion of CIBC provided to Pan American in connection with the Arrangement, as set out in full at Schedule D to this Circular;

“CIBC” means CIBC World Markets Inc.;

“CIM” has the meaning ascribed thereto in this Circular under the heading “Information Concerning Minefinders — Mineral Resources”;

“Circular” means this management information circular dated February 20, 2012;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Competition Act” means the Competition Act (Canada) and the regulations made thereunder, as now in effect or amended from time to time;

“Competition Tribunal” means the Competition Tribunal under the Competition Act;

“Conditional Exercise Notice” means a notice of exercise that is conditional upon completion of the Arrangement and that is validly given by a Minefinders Optionholder under the Minefinders 2003 Option Plan or the Minefinders 2011 Option Plan with respect to the exercise of Minefinders Options that are currently vested or vest upon a change of control pursuant to Section 3.4(f) of the Minefinders 2003 Option Plan or Section 6 of the Minefinders 2011 Option Plan;

“Confidentiality Agreements” means the confidentiality agreements between Pan American and Minefinders dated March 14, 2011 and May 26, 2011 pursuant to which the parties provided confidential information to each other;

“Consideration” means, in respect of each Minefinders Share held by a Minefinders Shareholder, the cash or fully-paid and non-assessable Pan American Shares, or combination thereof, receivable therefore by the Minefinders Shareholder pursuant to the Plan of Arrangement;

“Consideration Shares” means the Pan American Shares to be issued pursuant to the Arrangement;

“Court” means the Superior Court of Justice of Ontario;

“Depositary” means Kingsdale Shareholder Services Inc.;

“Director” means the director appointed under Section 278 of the OBCA;

“Dissent Rights” means the rights of dissent exercisable by registered Minefinders Shareholders in respect of the Arrangement described in Article 4 of the Plan of Arrangement;

“Dissenting Minefinders Shareholder” means a registered Minefinders Shareholder who validly exercises Dissent Rights and is entitled to be paid fair value of such Minefinders Shareholder’s Minefinders Shares in accordance with the Plan of Arrangement;

“Dissenting Minefinders Shares” means the Minefinders Shares held by Dissenting Minefinders Shareholders;

“EDGAR” means the Electronic Data Gathering and Retrieval system of the SEC;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;

“Elected Cash Amount” means the sum of (A) the product of (i) the Cash Option, and (ii) the aggregate number of Minefinders Shares in respect of which holders elect the Cash Option, plus (B) the product of (a) Cdn.$1.84, and (b) the aggregate number of Minefinders Shares in respect of which holders elected or are deemed to have elected the Full Proration Option;

“Elected Share Amount” means the sum of (A) the product of (i) 0.6235 and (ii) the aggregate number of Minefinders Shares in respect of which holders elect the Pan American Share Option, plus (B) the product of (a) 0.55, and (b) the aggregate number of Minefinders Shares in respect of which holders elected or are deemed to have elected the Full Proration Option;

“Election Deadline” means 5:00 p.m. (Vancouver time) on the day that is two (2) Business Days before the Minefinders Meeting;

“Environmental Permits” means all Permits or program participation requirements with or from any Governmental Entity under any environmental laws;

“Expense Payments” means the Pan American Expense Payment and the Minefinders Expense Payment;

“Final Order” means the final order of the Court pursuant to Clause 182(5)(f) of the OBCA, in a form acceptable to Minefinders and Pan American, each acting reasonably, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of both Minefinders and Pan American, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided, however, that any such amendment is acceptable to both Minefinders and Pan American, each acting reasonably) on appeal;

“Former Minefinders Shareholders” means, at and following the Effective Time, a person who, immediately prior to the Effective Time, was: (i) a registered holder of Minefinders Shares; (ii) a Minefinders Optionholder who validly tendered a Conditional Exercise Notice, together with the applicable exercise price, for Minefinders Options that are vested at or prior to the Effective Time; or (iii) any person who surrenders to the Depositary certificates representing Minefinders Shares, duly endorsed for transfer to such person in accordance with the Letter of Transmittal;

“Full Proration Option” means 0.55 of a Pan American Share and Cdn.$1.84 in cash;

“GAAP” means, in relation to any financial year beginning on or before December 31, 2010, generally accepted accounting principles in Canada as then set out in the Canadian Institute of Chartered Accountants Handbook, and, in relation to any financial period beginning after December 31, 2010, generally accepted accounting principles as set out in the Canadian Institute of Chartered Accountants Handbook for an entity that prepares its financial statements in accordance with IFRS;

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, agency or entity, domestic or foreign; (b) any stock exchange, including the TSX, the NYSE Amex and Nasdaq; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any administrative, regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“gpt” has the meaning ascribed thereto in this Circular under the heading “Information Concerning Minefinders — Mineral Resources”;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time;

“Indenture” means the indenture dated as of November 3, 2010 between Minefinders and The Bank of New York Mellon, as trustee, governing the Minefinders Convertible Notes;

“Interim Order” means the interim order of the Court obtained on February 17, 2012 and made pursuant to Sections 182(5)(a) and 182(5)(b) of the OBCA, providing for, among other things, the calling and holding of the Minefinders Meeting, as the same may be amended by the Court with the consent of Minefinders and Pan American, each acting reasonably;

“In the Money Amount” means in respect of a stock option at any time, the amount, if any, by which the aggregate fair market value, at that time, of the securities subject to the option exceeds the aggregate exercise price under the option;

“IFRS” means International Financial Reporting Standards;

“Kingsdale” means Kingsdale Shareholder Services Inc.;

“law” or “laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any Permit of or from any Governmental Entity, and the term “applicable” with respect to such laws and in a context that refers to a party to the Arrangement Agreement, means such laws as are applicable to such party and/or its subsidiaries or their business, undertaking, property or securities and emanate from a person having jurisdiction over the party and/or its subsidiaries or its or their business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal to be forwarded by Minefinders to Minefinders Shareholders together with the Minefinders Circular or such other equivalent form of letter of transmittal acceptable to Pan American acting reasonably;

“Locked-up Shareholders” means Mark H. Bailey, Laurence Morris, Tench C. Page, Greg D. Smith, Robert Leclerc, H. Leo King, James M. Dawson and W. Robert Gilroy, who together hold 1,518,954 Minefinders Shares and Minefinders Options to acquire up to 1,810,000 Minefinders Shares;

“material fact” and “material change” have the meanings ascribed thereto in the Securities Act;

“Mexican Competition Commission” means the Federal Competition Commission of Mexico;

“Mexican Competition Law” means the Federal Law of Economic Competition (Mexico), as amended;

“Mexican Notifiable Transaction” has the meaning ascribed thereto in this Circular under the heading “Regulatory Approvals — Competition Laws in Mexico”;

“Minefinders” means Minefinders Corporation Ltd.;

“Minefinders 2003 Option Plan” means the incentive stock option plan of Minefinders, dated April 16, 2003 (as amended);

“Minefinders 2011 Option Plan” means the incentive stock option plan of Minefinders, dated February 15, 2011 (as amended);

“Minefinders 2011 Options” means the outstanding options to acquire Minefinders Shares granted under the Minefinders 2011 Option Plan;

“Minefinders Annual Information Form” means the annual information form of Minefinders dated February 24, 2011;

“Minefinders Board” means the board of directors of Minefinders as the same is constituted from time to time;

“Minefinders Change in Recommendation” has the meaning ascribed thereto in this Circular under the heading “The Arrangement Agreement — Termination”;

“Minefinders Circular” means the notice of the Minefinders Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Minefinders Securityholders in connection with the Minefinders Meeting, as amended, supplemented or otherwise modified from time to time;

“Minefinders Combined Securityholder Approval” means approval by at least two-thirds of the votes cast on the Minefinders Resolution by the Minefinders Shareholders and Minefinders Optionholders present in person or by proxy at the Minefinders Meeting and voting as a single class;

“Minefinders Convertible Notes” means the 4.5% convertible senior notes due 2015 issued pursuant to the Indenture;

“Minefinders Disclosure Letter” means the disclosure letter that was executed by Minefinders and delivered to, and acknowledged and accepted and agreed to by, Pan American on January 22, 2012, prior to the execution of the Arrangement Agreement, as amended;

“Minefinders Expense Payment” means an amount equal to Cdn.$5 million;

“Minefinders Material Adverse Effect” means any one or more changes, effects, events or occurrences that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (contingent or otherwise), condition (financial or otherwise), capitalization, operations or results of operations of Minefinders and its subsidiaries, taken as a whole, other than any change, effect, event or occurrence (i) in or relating to general political, economic or financial conditions in Canada, the United States or Mexico, (ii) in or relating to financial or capital market conditions in general, including any reduction in market indices, (iii) in or relating to currency exchange, interest rates or the price of metals, (iv) in or relating to the mining industry in general, (v) in or relating to GAAP or regulatory accounting requirements, (vi) in or relating to any change in any applicable laws or any interpretation, application or non-application thereof by any Governmental Entity, (vii) relating to any failure to meet any internal or publicly disclosed projections, forecasts or estimates of, or guidance relating to, revenue, earnings, cash flow or other financial metrics of Minefinders or the production of metals by Minefinders, whether made by or attributed to Minefinders or any financial analyst or other person, or any decline or decrease in the market price or volume of trading of the Minefinders Shares (it being understood that the cause or causes underlying any such failure, decline or decrease may, in and of itself or themselves, constitute a Minefinders Material Adverse Effect and may be taken into account in determining whether a Minefinders Material Adverse Effect has otherwise occurred), or (viii) relating to a change in the market trading price of the Minefinders Shares either: (A) related to the Arrangement Agreement, the Arrangement or the announcement thereof; or (B) related primarily to a change, effect, event or occurrence excluded from this definition of “Minefinders Material Adverse Effect” under subsections (i) to (vi) above; provided, however, that such effect referred to in subsections (i) to (vi) above does not primarily relate to (or have the effect of primarily relating to) Minefinders or its subsidiaries or disproportionately adversely affect Minefinders and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which Minefinders and its subsidiaries operate; and references in the Arrangement Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a “Minefinders Material Adverse Effect” has occurred;

“Minefinders Meeting” means the special meeting of Minefinders Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Minefinders Resolution;

“Minefinders Mineral Rights” means all of Minefinders’ and its subsidiaries’ material mineral interests and rights (including any material claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of law or otherwise), and, for the purposes of the Arrangement Agreement only, Minefinders and Pan American have agreed that the Dolores project and the La Bolsa and La Virginia mineral concessions held by Minefinders and its subsidiaries are material mineral interests;

“Minefinders Non-Shareholder Approval Event” has the meaning ascribed thereto in this Circular under the heading “The Arrangement Agreement — Termination”;

“Minefinders Optionholders” means, at any particular time, the holders of Minefinders Options at that time;

“Minefinders Options” means the outstanding options to purchase Minefinders Shares granted under the Minefinders 2003 Option Plan and the Minefinders 2011 Options;

“Minefinders Property” means all of Minefinders’ and its subsidiaries’ material real properties;

“Minefinders Resolution” means the special resolution of the Minefinders Securityholders approving the Plan of Arrangement which is to be considered at the Minefinders Meeting substantially in the form and content of Schedule “B” to the Arrangement Agreement;

“Minefinders Securityholders” means, collectively, the Minefinders Shareholders and the Minefinders Optionholders;

“Minefinders Shareholders” means, at any particular time, the holders of Minefinders Shares;

“Minefinders Shares” means the common shares without par value in the authorized share capital of Minefinders;

“Minefinders Shareholder Approval” means approval by at least two-thirds of the votes cast on the Minefinders Resolution by the Minefinders Shareholders present in person or by proxy at the Minefinders Meeting and voting as a single class;

“Minefinders Termination Payment” means an amount equal to Cdn.$42 million;

“Mutual Termination Event” has the meaning ascribed thereto in this Circular under the heading “The Arrangement Agreement — Termination”;

“Nasdaq” means the Nasdaq Global Market;

“NOBO” means a non-objecting beneficial holder of Pan American Shares;

“Notice of Meeting” means the Notice of Special Meeting which accompanies this Circular;

“NI 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

“NI 54-101” means National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrations;

“No Action Letter” has the meaning ascribed thereto in this Circular under the heading “Regulatory Approvals — Competition Laws in Canada”;

“NYSE Amex” means the NYSE Amex Equities;

“OBCA” means the Business Corporations Act (Ontario) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“OBO” means an objecting beneficial holder of Pan American Shares;

“Option Exchange Ratio” means 0.6235;

“Option Shares” means the Pan American Shares issuable on exercise of Replacement Options;

“Other Minefinders Securities” has the meaning ascribed thereto in this Circular under the heading “The Arrangement Agreement — Voting Agreement”;

“Outside Date” means May 31, 2012 or such later date as may be agreed to in writing by Pan American and Minefinders;

“Owned Minefinders Securities” has the meaning ascribed thereto in this Circular under the heading “The Arrangement Agreement — Voting Agreement”;

“Pan American” or “us” or “we” or “our” or the “Company” means Pan American Silver Corp.;

“Pan American Annual Information Form” means the annual information form of Pan American dated March 31, 2011;

“Pan American Board” or “Board” means the board of directors of Pan American as the same is constituted from time to time;

“Pan American Change in Recommendation” has the meaning ascribed thereto in this Circular under the heading “The Arrangement Agreement — Termination”;

“Pan American Disclosure Letter” means the disclosure letter that was executed by Pan American and delivered to, and acknowledged and accepted and agreed to by, Minefinders on January 22, 2012, prior to the execution of the Arrangement Agreement, as amended);

“Pan American Expense Payment” means an amount equal to Cdn.$5 million;

“Pan American Material Adverse Effect” means any one or more changes, effects, events or occurrences that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (contingent or otherwise), condition (financial or otherwise), capitalization, operations or results of operations of Pan American and its subsidiaries, taken as a whole, other than any change, effect, event or occurrence (i) in or relating to general political, economic or financial conditions, including in Canada, the United States, Peru, Mexico, Argentina or Bolivia, (ii) in or relating to financial or capital market conditions in general, including any reduction in market indices, (iii) in or relating to currency exchange, interest rates or the price of metals, (iv) in or relating to the mining industries in general, (v) in or relating to GAAP or regulatory accounting requirements, (vi) in or relating to any change in any laws or any interpretation, application or non-application thereof by any Governmental Entity, (vii) relating to any failure to meet any internal or publicly disclosed projections, forecasts or estimates of, or guidance relating to, revenue, earnings, cash flow or other financial metrics of Pan American or the production of metals by Pan American, whether made by or attributed to Pan American or any financial analyst or other person, or any decline or decrease in the market price or trading volume of the Pan American Shares, (it being understood that the cause or causes underlying any such failure, decline or decrease may, in and of itself or themselves, constitute a Pan American Material Adverse Effect and may be taken into account in determining whether a Pan American Material Adverse Effect has otherwise accrued), or (viii) relating to a change in the market trading price of the Pan American Shares either:  (A) related to the Arrangement Agreement, the Arrangement or the announcement thereof; or (B) related primarily to a change, effect, event or occurrence excluded from this definition of “Pan American Material Adverse Effect” under subsections (i) to (vi) above; provided, however, that such effect referred to in subsections (i) to (vi) above does not primarily relate to (or have the effect of primarily relating to) Pan American or its subsidiaries or disproportionately adversely affect Pan American and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which Pan American and its subsidiaries operate; and references in the Arrangement Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a “Pan American Material Adverse Effect” has occurred;

“Pan American Mineral Rights” means the mineral rights set out in Schedule 4.1(m) of the Pan American Disclosure Letter;

“Pan American Non-Shareholder Approval Event” has the meaning ascribed thereto in this Circular under the heading “The Arrangement Agreement — Termination”;

“Pan American Options” means options to purchase Pan American Shares;

“Pan American Properties” means the properties set out in Schedule 4.1(m) of the Pan American Disclosure Letter;

“Pan American Shareholder” means a holder of Pan American Shares;

“Pan American Shares” means the common shares without par value in the authorized share capital of Pan American;

“Pan American Shareholder Approval” means the approval by the Pan American Shareholders by ordinary resolution of the Share Issuance Resolution at the Special Meeting (approving the issuance of the Consideration Shares, the Options Shares and the Underlying Shares), in accordance with the policies and rules of the TSX and Nasdaq;

“Pan American Share Closing Price” means Cdn.$25.02;

“Pan American Share Option” means 0.6235 of a Pan American Share and Cdn.$0.0001 in cash;

“Pan American Termination Payment” means an amount equal to Cdn.$42 million;

“Pan American Warrants” means the outstanding share purchase warrants to purchase Pan American Shares;

“parties” means, collectively, Minefinders and Pan American, and “party” means any of them;

“Permit” means any license, permit, certificate, consent, order, grant, approval, agreement, classification, restriction, registration or other Authorization of, from or required by any Governmental Entity;

“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement of Minefinders, substantially in the form set out at Schedule “A” to the Amendment Agreement, and any amendments or variations thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of Minefinders and Pan American, each acting reasonably;

“Proposed Minefinders Agreement” has the meaning ascribed thereto in this Circular under the heading “The Arrangement Agreement — Minefinders Covenants Regarding Non-Solicitation”;

“Proposed Pan American Agreement” has the meaning ascribed thereto in this Circular under the heading “The Arrangement Agreement — Pan American Covenants Regarding Non-Solicitation”;

“Record Date” means the close of business on February 14, 2012;

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the waiver or lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required in connection with the consummation of the Arrangement or any transactions contemplated thereby, including, if applicable any Antitrust Clearance;

“Replacement Option” has the meaning ascribed thereto in this Circular under the heading “The Arrangement — Plan of Arrangement”;

“Scotia Capital” means Scotia Capital Inc.;

“Scotia Capital Fairness Opinion” means the fairness opinion of Scotia Capital provided to Pan American in connection with the Arrangement, as set out in full at Schedule E to this Circular;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities laws” means the securities legislation of each of the provinces and territories of Canada, the policies and instruments of the Canadian Securities Administrators, the U.S. Securities Act and U.S. Exchange Act and all other applicable state, federal and provincial securities laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Share Issuance Resolution” means the ordinary resolution of Pan American Shareholders approving the issuance of the Consideration Shares, Option Shares and Underlying Shares at the Special Meeting, in accordance with the policies of the TSX and Nasdaq, the full text of which is attached as Schedule B to this Circular;

“Special Meeting” means the special meeting of Pan American Shareholders to be held on March 26, 2012, including any adjournment or postponement thereof to be called for the purpose of obtaining Pan American Shareholder Approval;

“subsidiary” has the meaning ascribed thereto in National Instrument 45-106 — Prospectus and Registration Exemptions of the Canadian Securities Administrators;

“Superior Proposal” means an unsolicited Acquisition Proposal made by a third party to a party to the Arrangement Agreement or its shareholders in writing after the date of the Arrangement Agreement:  (i) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding-up or similar transaction, all of the Minefinders Shares or all of the Pan American Shares, as the case may be, or all or substantially all of the assets of Minefinders or Pan American on a consolidated basis, as the case may be; (ii) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal; (iii) that is not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been obtained or demonstrated to the satisfaction of the board of directors of that party, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel) to be reasonably likely to be obtained without undue delay; (iv) which is not subject to a due diligence and/or access condition; (v) that did not result from a breach of the non-solicitation covenants of the Arrangement Agreement, as applicable, by that party, any of its subsidiaries or their representatives; (vi) that is made available to all Minefinders Shareholders or all Pan American Shareholders, as the case may be, on the same terms and conditions; and (vii) in respect of which the board of directors of that party determines in good faith (after receipt of advice from its outside legal counsel with respect to (x) below and financial advisors with respect to (y) below), (x) that failure to recommend such Acquisition Proposal to its securityholders would be inconsistent with its fiduciary duties and (y) would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to its securityholders from a financial point of view than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by Pan American pursuant to the Arrangement Agreement;

“Supplementary Information Request” has the meaning ascribed thereto in this Circular under the heading “Regulatory Approvals — Competition Laws in Canada”;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Termination Payments” means the Pan American Termination Payment and the Minefinders Termination Payment;

“TSX” means the Toronto Stock Exchange;

“Underlying Shares” means the Pan American Shares (including, for greater certainty, any “Additional Shares”, as such term is defined in the Indenture) issuable, following the Effective Date of the Arrangement, upon the conversion of the Minefinders Convertible Notes in accordance with the terms and conditions thereof;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;

“Voting Agreement” means the voting agreement dated January 22, 2012 (including all amendments thereto) between Pan American and the Locked-up Shareholders setting forth the terms and conditions upon which the Locked-up Shareholders have agreed, among other things, to vote their Minefinders Shares in favour of the Minefinders Resolution; and

“Waiver” has the meaning ascribed thereto in this Circular under the heading “Regulatory Approvals — Competition Laws in Canada”.

SCHEDULE B

SHARE ISSUANCE RESOLUTION

BE IT RESOLVED THAT:

1.                                      The issuance up to 53,666,003 common shares of Pan American Silver Corp. (“Pan American”) pursuant to the terms of the arrangement (as the arrangement may be, or may have been, modified or amended in accordance with its terms) (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) involving Pan American and Minefinders Corporation Ltd., a corporation existing under the laws of the province of Ontario (“Minefinders”), as set forth in the arrangement agreement (the “Arrangement Agreement”) between Minefinders and Pan American, dated January 22, 2012 and all as more particularly described and set forth in the management information circular (the “Circular”) of Pan American dated February 20, 2012, accompanying the notice of this meeting is hereby authorized, approved and adopted.

2.                                      Notwithstanding that this resolution has been passed by the shareholders of Pan American, the board of directors of Pan American is hereby authorized and empowered, without further notice to, or approval of, the Pan American shareholders:

(a)                                 to amend the terms of the Arrangement to the extent permitted by the Arrangement Agreement as it may deem appropriate in any manner, other than to increase the number of Pan American common shares to be paid under the Arrangement; and

(b)                                 subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

3.                                      Any one or more directors or officers of Pan American is hereby authorized, for and on behalf and in the name of Pan American, to execute and deliver, whether under corporate seal of Pan American or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)                                 all actions required to be taken by or on behalf of Pan American, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)                                 the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Pan American, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

B-1

SCHEDULE C

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

PAN AMERICAN SILVER CORP.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2011

AND

FOR THE YEAR ENDED DECEMBER 31, 2010

(unaudited)

Pan American Silver Corp.

Pro forma condensed consolidated statement of financial position

As at September 30, 2011

(Unaudited)

(Expressed in thousands of United States dollars)

					Pan
	Pan	Minefinders			American
	American	Corporation	Pro forma		pro forma
	Silver Corp.	Ltd.	adjustments	Note 4	consolidated
Assets
Current assets
Cash and cash equivalents	$299,488	$209,180	$(174,954)	f	$371,393
			20,793	b
			16,886	b
Short-term investments at fair value	185,622	19,433	—		205,055
Accounts receivable	92,581	—	—		92,581
Prepaid expenses	8,812	1,537	—		10,349
Income taxes receivables	535	—	—		535
Inventories	140,075	70,298	—		210,373
Assets held for sale	29,025	—	—		29,025
Derivative financial instruments	929	—	—		929
Current portion of refundable tax	29,809	7,128	—		36,937
Total current assets	786,876	307,576	(137,275)		957,177

Mineral properties, plant and equipment, net	1,154,649	254,804	862,925	a	2,272,378
Deferred tax assets	6,059	—	—		6,059
Goodwill	—	—	255,560	i	255,560
Long-term refundable tax, net	9,744	—	—		9,744
Other assets	5,444	—	—		5,444
	$1,962,772	$562,380	$981,210		$3,506,362
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$98,252	$20,345	$22,200	h	$140,797
Current portion of debt	—	50,988	(50,988)	c	—
Current income tax liabilities	60,086	—	—		60,086
Provisions	2,812	—	—		2,812
Total current liabilities	161,150	71,333	(28,788)		203,695

Provisions	75,148	8,678	—		83,826
Long-term debt	—	30,264	(30,264)	c	—
Share purchase warrants and conversion feature of convertible notes	56,617	80,420	(80,420)	j	56,617
Deferred tax liabilities	57,239	40,451	255,560	i	353,250
Other long-term liabilities	41,480	—	—		41,480
	230,484	159,813	144,876		535,173
Shareholders’ equity
Share capital	1,269,665	440,235	81,252	c	2,475,532
			59,044	k
			42,169	j
			16,886	b
			(639,586)	d
			1,205,867	e
Share option reserve	7,763	14,712	(14,712)	d	11,476
			3,589	g
Accumulated other comprehensive income	2,728	—	—		2,728
Retained earnings	282,488	(123,713)	123,713	d	269,388
			(13,100)	h
Total equity attributable to equity holders	1,562,644	331,234	865,122		2,759,000
Non-controlling interest	8,494	—	—		8,494
Total equity	1,571,138	331,234	865,122		2,767,494
Total liabilities and equity	$1,962,772	$562,380	$981,210		$3,506,362

See accompanying notes to the pro forma financial statements

Pan American Silver Corp.

Pro forma condensed consolidated income statement

Nine months ended September 30, 2011

(Unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

					Pan
		Minefinders			American
	Pan American	Corporation	Pro forma		pro forma
	Silver Corp.	Ltd.	adjustments	Note 4	consolidated

Revenue	$642,914	$179,166	$—		$822,080
Cost of sales	(322,059)	(74,095)	(41,160)	l	(437,314)
Mine operating earnings	320,855	105,071	(41,160)		384,766

General and administrative	(13,223)	(5,222)	—		(18,445)
Exploration and project development	(18,923)	(4,170)	—		(23,093)
Foreign exchange (losses) gains	(10,492)	132	—		(10,360)
Gain on commodity contracts and foreign currency contracts	953	—	—		953
Gain on sale of assets	1,054	—	—		1,054
Other	5,649	—	—		5,649
Earnings from operations	285,873	95,811	(41,160)		340,524

Other income (expense)
Interest and financing costs	(4,279)	(8,251)	7,383	m	(5,147)
Investment and other income	2,119	826	—		2,945
Gain (loss) on derivatives	70,834	(27,360)	27,360	n	70,834
Net earnings before income taxes	354,547	61,026	(6,417)		409,156
Income taxes	(95,868)	(29,514)	11,525	o	(113,857)
Net earnings for the period	$258,679	$31,512	$5,108		$295,299

Attributable to:
Equity holders of Pan American	$257,138	$31,512	$5,108		$293,758
Non-controlling interest	1,541	—	—		1,541
	$258,679	$31,512	$5,108		$295,299

Earnings per share attributable to common shareholders (note 5):
Basic	$2.40	$0.39			$1.84
Diluted	$2.38	$0.39			$1.84

See accompanying notes to the pro forma financial statements

Pan American Silver Corp.

Pro forma condensed consolidated income statement

Year ended December 31, 2010

(Unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

					Pan
		Minefinders			American
	Pan American	Corporation	Pro forma		pro forma
	Silver Corp.	Ltd.	adjustments	Note 4	consolidated
	(Schedule 1)	(Schedule 2)

Revenue	$646,553	$92,881	$—		$739,434
Cost of sales	(405,438)	(57,597)	(55,398)	l	(518,433)
Mine operating earnings	241,115	35,284	(55,398)		221,001

General and administrative	(17,109)	(8,481)	—		(25,590)
Exploration and project development	(24,527)	(5,314)	—		(29,841)
Doubtful accounts and inventory provision	(4,754)	—	—		(4,754)
Foreign exchange gains	1,686	2,083	—		3,769
Loss on commodity contracts	(237)	—	—		(237)
Gain (loss) on sale of assets	651	(11)	—		640
Earnings from operations	196,825	23,561	(55,398)		164,988

Other income (expense)
Interest and financing costs	(5,730)	(10,966)	10,625	m	(6,071)
Investment and other income	5,488	186	—		5,674
Transaction costs	—	—	(13,100)	p	(13,100)
Loss on derivatives	(90,661)	(10,787)	10,787	n	(90,661)
Net earnings before income taxes	105,922	1,994	(47,086)		60,830
Income taxes	(90,215)	(6,672)	15,511	o	(81,376)
Net earnings (loss) for the year	$15,707	$(4,678)	$(31,575)		$(20,546)

Attributable to:
Equity holders of Pan American	$13,711	$(4,678)	$(31,575)		$(22,542)
Non-controlling interest	1,996	—	—		1,996
	$15,707	$(4,678)	$(31,575)		$(20,546)

Earnings per share attributable to common shareholders (note 5):
Basic	$0.13	$(0.08)			$(0.14)
Diluted	$0.13	$(0.08)			$(0.14)

Pan American Silver Corp.

Notes to the pro forma condensed consolidated financial statements

(Unaudited)

(expressed in thousands of United States dollars, except where noted)

1.         Basis of presentation

These unaudited pro forma condensed consolidated financial statements have been prepared by management of Pan American Silver Corp. (“Pan American”) in connection with the proposed acquisition by Pan American of all of the outstanding shares of Minefinders Corporation Ltd. (“Minefinders”).

The unaudited pro forma condensed consolidated statement of financial position of Pan American as at September 30, 2011 and the unaudited pro forma consolidated income statements for the nine month period ended September 30, 2011 and for the year ended December 31, 2010 have been prepared, for illustrative purposes only, to give effect to the proposed transaction pursuant to the assumptions described in notes 2, 3 and 4 of these pro forma condensed consolidated financial statements.  These pro forma condensed consolidated financial statements include and have been compiled from:

a)             A pro forma condensed consolidated statement of financial position combining:

(i)             the unaudited interim condensed consolidated statement of financial position of Pan American as at September 30, 2011; and

(ii)          the unaudited interim condensed consolidated statement of financial position of Minefinders as at September 30, 2011.

b)             A pro forma condensed consolidated income statement for the nine months ended September 30, 2011 combining:

(i)             the unaudited interim condensed consolidated income statement of Pan American for the nine months ended September 30, 2011; and

(ii)          the unaudited interim condensed consolidated income statement of Minefinders for the nine months ended September 30, 2011.

c)              A pro forma condensed consolidated income statement for the year ended December 31, 2010 combining:

(i)             the unaudited consolidated income statement of Pan American for the year ended December 31, 2010 (Schedule 1) which is based on the consolidated income statement of Pan American for the year ended December 31, 2010 prepared under Canadian generally accepted accounting principles (“Canadian GAAP”) and reconciled to International Financial Reporting Standards (“IFRS”) as disclosed in the IFRS transition note in the unaudited condensed consolidated interim financial statements of Pan American for the three month period ended March 31, 2011; and

(ii)          the unaudited consolidated income statement of Minefinders for the year ended December 31, 2010 (Schedule 2) which is based on the consolidated income statement of Minefinders for the year ended December 31, 2010 prepared under Canadian GAAP and reconciled to IFRS as disclosed in the IFRS transition note in the unaudited condensed consolidated interim financial statements of Minefinders for the three month period ended March 31, 2011.

Pan American Silver Corp.

Notes to the pro forma condensed consolidated financial statements

(Unaudited)

(expressed in thousands of United States dollars, except where noted)

The pro forma condensed consolidated statement of financial position as at September 30, 2011 has been prepared as if the transactions described in Notes 3 and 4 had occurred on September 30, 2011.  The pro forma consolidated statements of earnings for the nine months ended September 30, 2011 and for the year ended December 31, 2010 have been prepared as if the transactions described in Notes 3 and 4 had occurred on January 1, 2010.

The pro forma condensed consolidated financial statements are not intended to reflect the results of operations or the financial position of Pan American, which would have actually resulted had the transactions been effected on the dates indicated.  Actual amounts recorded upon consummation of the agreements will likely differ from those recorded in the unaudited pro forma consolidated financial statement information. Similarly, the calculation and allocation of the purchase price has been prepared on a preliminary basis and is subject to change between the time such preliminary estimations were made and closing as a result of several factors which could include among others: changes in fair value of the assets acquired and liabilities assumed and the market price of the related shares, options and warrants. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transactions have been excluded from the unaudited pro forma financial information.  Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Pan American and Minefinders for the year ended December 31, 2010, and notes thereto; the unaudited reconciliation of Canadian GAAP to IFRS for the year ended December 31, 2010 included in the unaudited interim condensed consolidated financial statements of Pan American and Minefinders for the three month period ending March 31, 2011; as well as the unaudited interim condensed consolidated financial statements of Pan American and Minefinders for the nine months ended September 30, 2011.

2.         Significant accounting policies

The accounting policies used in the preparation of these unaudited pro forma condensed consolidated financial statements are those set out in Pan American’s unaudited interim condensed consolidated financial statements as at March 31, 2011.  In preparing the unaudited pro forma condensed consolidated financial statements a review was undertaken to identify accounting policy differences where the impact was potentially material and could be reasonably estimated.  The significant accounting policies of Minefinders conform in all material respects to those of Pan American.

3.         Pro forma preliminary purchase price allocation

In January 2012, Pan American Silver and Minefinders jointly announced that Pan American made an offer to acquire all of the issued and outstanding common shares of Minefinders.  Under the terms of the offer, Minefinders shareholders will be entitled to elect to receive in exchange for each Minefinders common share held:

(i)                                     0.55 of a Pan American common share and CAD$1.84 ($1.84) in cash; or

(ii)                                  0.6235 of a Pan American common share and CAD$0.0001 ($0.0001) in cash; or

(iii)                               $15.60 in cash;

with alternatives (ii) and (iii) subject to proration such that the number of Pan American shares to be issued and the amount of cash to be paid will be limited to specified aggregate maximum

Pan American Silver Corp.

Notes to the pro forma condensed consolidated financial statements

(Unaudited)

(expressed in thousands of United States dollars, except where noted)

amounts.  As a result, the average consideration to be paid is expected to be equal to the amount determinable in (i) above and these pro forma condensed consolidated financial statements are prepared on the assumption that all Minefinders shareholders elect alternative (i).

In addition, on January 22, 2012, the Compensation Committee of the Board of Directors of Minefinders passed a resolution accelerating the vesting of all Minefinders share options that would otherwise be unvested.  Each Minefinders option holder will be entitled to:

(i)            exercise their vested Minefinders options and participate in the offer as a Minefinders shareholder; or

(ii)           elect to receive a replacement Pan American share option entitling the holder to purchase 0.6235 Pan American shares at an exercise price equal to the exercise price of the exchanged Minefinders option divided by 0.6235.

These pro forma condensed consolidated financial statements are prepared on the assumption that each Minefinders option holder will elect to receive a replacement Pan American option on the basis described by (ii) above.

It is also assumed for the purposes of preparing these pro forma condensed consolidated financial statements that holders of the Minefinders convertible notes will elect to convert into Minefinders common shares prior to the closing date.

A total of 95,083,627 Minefinders common shares are estimated to be exchanged for 52,295,995, Pan American shares and 657,250 options.  The value of the Pan American’s common shares and options issued was calculated based on the closing price of Pan American common shares on January 27, 2012 for the purpose of preparing these condensed consolidated pro forma financial statements.  The final common share purchase consideration will be determined based on the market price of Pan American’s common shares on the date of acquisition.  Minefinders’ convertible noteholders may be entitled to receive a conversion premium following the effective date in the form of additional Minefinders shares.  These pro forma financial statements do not take into consideration the additional shares as the impact is not determinable until the date of acquisition.  The maximum number of Pan American shares that may be issued in connection with the acquisition is 53,666,003.

The transaction has an estimated acquisition cost of $1,384.4 million including the following items as at January 27, 2012:

(i)            52,295,995 Pan American common shares at CAD $23.10 per share ($23.06) for total share consideration of $1,205.9 million; plus

(ii)           657,250 Pan American replacement stock options at an average fair value of CAD$5.47 per option ($5.46) for total consideration of $3.6 million.

(iii)          Cash payment of $174,954 as a result of the purchase of 95.1 million Minefinders shares at CAD $1.84 ($1.84).

The following weighted average assumptions were used for the Black-Scholes option pricing model to determine the fair value of the replacement stock options:

Risk-free interest rate	0.93%
Expected volatility	40.75%
Expected life	4

Pan American Silver Corp.

Notes to the pro forma condensed consolidated financial statements

(Unaudited)

(expressed in thousands of United States dollars, except where noted)

Dividend rate	0.26%

The transaction will be accounted for as a business combination.  The foreign exchange rates used for conversion to United States dollars from Canadian dollars are as follows:

As at January 27, 2012 - 0.9982

Average for the nine months ended September 30, 2011 - 1.0232

Average for the twelve months ended December 31, 2010 - 0.9705

The allocation of the pro forma preliminary purchase price is summarized in the table below:

Acquisition costs:
52.3 million shares of Pan American	$1,205,867
0.7 million replacement stock options	3,589
Cash paid (95.1 million Minefinders shares x CAD$1.84 ($1.84))	174,954
$1,384,410

Allocation of acquisition costs:
Cash and cash equivalents	$246,859
Short term investments	19,433
Accounts receivable	1,537
Current portion of refundable tax	7,128
Inventory	70,298
Mineral properties, plant and equipment	1,117,729
Goodwill	255,560
Accounts payable and accrued liabilities	(29,445)
Provision for closure and reclamation	(8,678)
Deferred income taxes	(296,011)
$1,384,410

4.         Pro forma assumptions and adjustments

Pro forma adjustments to the consolidated statement of financial position

The unaudited pro forma condensed consolidated statement of financial position reflects the following adjustments as if the business combination of Minefinders had occurred on September 30, 2011.

a)             To record the excess of the consideration paid over the fair value of Minefinders’ net assets allocated to mineral properties, plant and equipment.

b)             To record the actual exercise of 4,158,650 warrants and 1,722,500 options of Minefinders in the period from October 1, 2011 to January 27, 2012 for a cash consideration of $20,793 and $16,886, respectively.

c)              To record the extinguishment of the convertible notes which were recorded in current liabilities ($50,988) and non-current liabilities ($30,264) as a result of the assumed conversion of the notes and recording the related increase in equity ($81,252).

d)             Elimination of shareholders’ equity of Minefinders on acquisition ($440,235) and elimination of equity arising on the pro forma adjustment due to conversion of notes (see adjustment c and j)

Pan American Silver Corp.

Notes to the pro forma condensed consolidated financial statements

(Unaudited)

(expressed in thousands of United States dollars, except where noted)

for Minefinders and exercise of warrants (see adjustment b and j) and options (see adjustment b) for a total of $199,351.  Also, the share option reserve of Minefinders in the amount of $14,712 is eliminated.

e)              To record the issuance of 52,295,995 common shares of Pan American recorded at a price of CAD$23.10 ($23.06) per share being the closing price of Pan American shares on January 27, 2012.

f)               To record the $174,954 cash paid on acquisition based on CAD$1.84 ($1.84) offered for 95.1 million Minefinders shares.

g)              To issue 657,250 Pan American replacement stock options with a fair value of $3,589.

h)            To record the estimated costs of the business combination in the amount of $22.2 million; $13.1 million incurred by Pan American and $9.1 million incurred by Minefinders.

i)                To record the additional deferred income tax liability recorded on acquisition as a result of the excess of the fair value of the acquired assets over their corresponding tax bases. The tax effect of this excess has been assumed to be goodwill on the date of acquisition.

j)               To extinguish the liability associated with the exercise of warrants with a carrying value of $38,251 (see (k)) and the assumed conversion of the convertible feature of the notes with a carrying value of $42,169 of Minefinders, resulting in an adjustment in the amount of $80,420 which is credited to equity.

k)             To record the $38,251 fair value of the warrant liability in equity on exercise of the warrants, together with the cash received of $20,793 on exercise, resulting in an adjustment in the amount of $59,044 (see (b)).

Pro forma adjustments to the consolidated income statements

The unaudited pro forma consolidated income statements for the nine months ended September 30, 2011 and year ended December 31, 2010 reflect the following adjustments as if the business combination had occurred on January 1, 2010.

l)                To record additional depreciation and amortization as a result of the increased cost of mineral properties, plant and equipment arising from the purchase price allocation (see (a)).

m)        To reverse interest expense relating to the convertible debenture which is assumed to be converted to common shares at acquisition.

n)            To eliminate the fair value change in warrants and convertible notes which would not have been incurred because, for the purposes of the pro forma, it is assumed that these were converted at the beginning of the period.

o)            To record an additional deferred tax recovery relating to increased depreciation and amortization costs in (see adjustment l).

p)            To record transaction costs in the amount of $13,100 incurred by Pan American.

Pan American Silver Corp.

Notes to the pro forma condensed consolidated financial statements

(Unaudited)

(expressed in thousands of United States dollars, except where noted)

5.         Pro forma loss per share

The weighted average shares outstanding for Pan American have been adjusted to reflect the additional shares resulting from transactions described in Notes 3 and 4 effective January 1, 2010.

(thousands of shares)	Nine months ended September 30 2011	Year ended December 31 2010

Weighted average number of shares outstanding (basic)	107,043	106,969
Adjustment to reflect the acquisition	52,296	52,296
Shares after acquisitions (basic)	159,339	159,265

	Nine months ended September 30 2011	Year ended December 31 2010

Weighted average number of shares outstanding (diluted)	107,306	107,575
Adjustment to reflect the acquisition	52,296	52,296
Shares after acquisitions (diluted)	159,602	159,871

6.         Capital Stock

After giving effect to the pro forma assumptions in note 4, the issued and fully paid share capital of Pan American would be as follows:

	Number of shares	Amount
Balance, September 30, 2011	106,937,220	$1,269,665
Share consideration issued in connection with acquisition of Minefinders outstanding shares:
Minefinders shares outstanding as at September 30, 2011 prior to pro forma adjustments	44,764,770	$1,032,205
Shares issued in connection with the exercise of Minefinders convertible debentures prior to acquisition	4,296,592	$99,073
Shares issued in connection with the exercise of Minefinders warrants prior to acquisition	2,287,258	$52,743
Shares issued in connection with the exercise of Minefinders options prior to acquisition	947,375	$21,846
Pro forma balance, September 30, 2011	159,233,215	$2,475,532

Pan American Silver Corp.

Pro forma condensed consolidated financial statements	Schedule 1

Consolidated income statement of Pan American Silver Corp.

Year ended December 31, 2010

(Unaudited)

(Expressed in thousands of dollars, except per share amounts)

	Year ended December 31 2010			Year ended December 31 2010
	Canadian GAAP	IFRS adjustments(1)	Reclassifications(2)	IFRS

Revenue	$631,986	$14,567	$—	646,553
Cost of sales	(305,696)	(99,742)	—	(405,438)
Depreciation and amortization	(86,483)	86,483	—	—
Mine operating earnings	239,807	1,308	—	241,115

General and administrative	(17,109)	—	—	(17,109)
Exploration and project development	(24,527)	—	—	(24,527)
Asset retirement and reclamation	(2,929)	2,929	—	—
Doubtful accounts and inventory provision	(4,754)	—	—	(4,754)
Foreign exchange gains	—	—	1,686	1,686
Loss on commodity contracts	—	—	(237)	(237)
Gain (loss) on sale of assets	—	—	651	651
Operating earnings	190,488	4,237	2,100	196,825

Other income (expense)
Interest and financing expenses	(2,061)	(3,669)	—	(5,730)
Investment and other income	5,488	—	—	5,488
Foreign exchange (losses)	11,058	(9,372)	(1,686)	—
Gain (loss) on derivatives	—	(90,661)	—	(90,661)
Net (losses) and gains on commodity and currency contracts	(237)	—	237	—
Gains on sale of assets	651	—	(651)	—
Earnings before taxes	205,387	(99,465)	—	105,922
Non-controlling interest	(1,827)	1,827	—	—
Income tax provisions	(90,987)	772	—	(90,215)
Net earnings	$112,573	$(96,866)	$—	15,707

Attributable to:
Equity holders of the Company		$13,711		$13,711
Non-Controlling interest		$1,996		$1,996
		15,707		15,707

(1)              Refer to note 2 in the unaudited interim condensed consolidated financial statements of Pan American for the three months ended March 31, 2011 for a description of the IFRS adjustments recorded.

(2)              The amounts noted represent reclassifications of items in Pan American’s income statement to conform to the presentation and classifications in the pro forma consolidated income statement.

Pan American Silver Corp.

Pro forma condensed consolidated financial statements	Schedule 2

Statement of operations of Minefinders Corporation Ltd.

Year ended December 31, 2010

(Unaudited)

(Expressed in thousands of dollars, except per share amounts)

	Year ended December 31 2010			Year ended December 31 2010
	Canadian GAAP	IFRS Adjustments(1)	Reclassifications(2)	IFRS

Revenue	$92,881	$—	$—	$92,881
Production costs	(44,257)	(506)	—	(44,763)
Royalties	(2,740)	—	—	(2,740)
Depreciation and amortization	(10,094)	—	—	(10,094)
Mine operating earnings	35,790	(506)	—	35,284

General and administrative	(6,701)	(1,780)	—	(8,481)
Exploration and project development	(4,766)	(548)	—	(5,314)
Share-based compensation	(2,834)	2,834	—	—
Foreign exchange gains	—	—	2,083	2,083
Loss of sale of assets	—	—	(11)	(11)

Operating earnings (loss)	21,489	—	2,072	23,561
Other income (expense)
Finance income	186	—	—	186
Finance expense	(10,917)	(49)	—	(10,966)
Change in fair value of derivative liability	—	(10,812)	—	(10,812)
Loss on disposal of assets	(11)	—	11	—
Gain on exchange of convertible notes	25	—	—	25
Foreign exchange	2,083	—	(2,083)	—
Earnings before income taxes	12,855	(10,861)	—	1,994

Income tax provision	(6,734)	62	—	(6,672)
Net earnings (loss)	$6,121	$(10,799)	$—	$(4,678)

Net earnings (loss) per share
Basic	$0.09	$		$(0.08)
Diluted	$0.09	$		$(0.08)

(1)         Refer to note 16 in the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2011 of Minefinders for a description of the IFRS adjustments recorded.

(2)         The amounts noted represent reclassifications of items in Minefinders income statement to conform to the presentation and classifications in the pro forma consolidated income statement.

SCHEDULE D

CIBC OPINION	CIBC World Markets Inc. Brookfield Place, 161 Bay Street, 7th floor Toronto, Ontario M5J 2S8 Tel: (416) 594-7000

January 20, 2012

The Board of Directors

of Pan American Silver Corp.

625 Howe Street, Suite 1500

Vancouver, British Columbia V6B 2T6

To the Board of Directors:

CIBC World Markets Inc. (“CIBC”, “we” or “us”) understands that Pan American Silver Corp. (“Pan American” or the “Company”) is proposing to enter into an arrangement agreement (the “Arrangement Agreement”) with Minefinders Corporation Ltd. (the “Target”) providing for, among other things, the acquisition (the “Proposed Transaction”) by Pan American of all of the outstanding common shares (the “Shares”) of the Target.

We understand that pursuant to the Arrangement Agreement:

a)                                     the Company will acquire each of the issued and outstanding Shares in consideration for 0.55 common shares of Pan American and CDN $1.84 in cash per Share (collectively, the “Consideration”), assuming full pro-ration in accordance with the terms of the Arrangement Agreement;

b)                                     the Proposed Transaction will be effected by way of a plan of arrangement under the Section 182 of the Business Corporations Act (Ontario);

c)                                      the completion of the Proposed Transaction will be conditional upon, among other things:

(i) approval by at least two-thirds of the votes cast by (A) the shareholders (the “Target Shareholders”) of the Target who are present in person or represented by proxy at the special meeting (the “Target Special Meeting”) of such securityholders, and (B) the Target Shareholders and option holders of the Target who are present in person or represented by proxy at the Target Special Meeting, voting together as a single class;

(ii) the approval of the Superior Court of Justice of Ontario; and

(iii) the approval by a simple majority of the votes cast by the shareholders (the “Pan American Shareholders”) of the Company who are present in person or represented by proxy at the special meeting (the “Pan American Special Meeting”) of such securityholders; and

d)                                     the terms and conditions of the Proposed Transaction will be described in the management information circulars of the Target and the Company and related documents (the “Circulars”) that will be mailed to the Target Shareholders and the Pan American Shareholders in connection with the Target Special Meeting and the Pan American Special Meeting, as applicable.

Engagement of CIBC

By an letter agreement dated July 8, 2011 (effective as of June 27, 2011), as amended and restated on January 19, 2012 (the “Engagement Agreement”), the Company retained CIBC to act as financial advisor to the Company and its board of directors (the “Board of Directors”) in connection with the Proposed Transaction.  Pursuant to the Engagement Agreement, the Company has requested that we prepare and deliver to the Board of Directors our written opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration to be paid by Pan American pursuant to the Arrangement Agreement.

CIBC will be paid a fee for rendering the Opinion and will be paid an additional fee that is contingent upon the completion of the Proposed Transaction or any alternative transaction.  The Company has also agreed to reimburse CIBC for its reasonable out-of-pocket expenses and to indemnify CIBC in respect of certain liabilities that might arise out of our engagement.

Credentials of CIBC

CIBC is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC and the form and content herein have been approved for release by a committee of its managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i)                         a draft dated January 20, 2012 of the Arrangement Agreement;

ii)                      the annual reports, including the comparative audited financial statements and management’s discussion and analysis, of the Target and the Company for the fiscal years ended December 31, 2008, 2009 and 2010;

iii)                   the interim reports, including the comparative unaudited financial statements and management’s discussion and analysis, of the Target and the Company for the three months ended March 31, 2011, June 30, 2011, and September 30, 2011;

iv)                  the annual information forms of the Target and the Company for the fiscal years ended December 31, 2008, 2009 and 2010;

v)                     the management information circular of the Target dated March 3, 2011 relating to the annual meeting of shareholders held on May 18, 2011;

vi)                  the management information circular of the Company dated April 20, 2011 relating to the annual meeting of shareholders held on May 18, 2011;

vii)               the report prepared for the Target by Chlumsky, Armbrust & Meyer dated September 30, 2011 entitled “NI 43-101 Technical Report — Dolores Gold-Silver Project — Chihuahua, Mexico”;

viii)            the report prepared for the Target by Sonoran Resources, LLC and The Mines Group, Inc. dated August 9, 2010 entitled “Technical Report — La Bolsa Project — Preliminary Feasibility Study”;

ix)                  certain internal financial, operational, corporate and other information prepared or provided by the management of the Company with respect to the Target and the Company, including internal operating and financial budgets and projections;

x)                     selected public market trading statistics and relevant financial information of the Target, the Company and other public entities;

xi)                  selected financial statistics and relevant financial information with respect to relevant precedent transactions;

xii)               selected relevant reports published by equity research analysts and industry sources regarding the Target, the Company and other comparable public entities;

xiii)            a certificate addressed to us, dated as of the date hereof, from two senior officers of the Company, as to the completeness and accuracy of the Information (as defined below); and

xiv)           such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

In addition, we have participated in discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. We have also participated in discussions with Borden Ladner Gervais LLP, external legal counsel to the Company, concerning the Proposed Transaction, the Arrangement Agreement and related matters.

Assumptions and Limitations

Our Opinion is subject to the assumptions, qualifications and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of the Company, the Target or any of their respective affiliates and our Opinion should not be construed as such, nor have we been requested to identify, solicit, consider or develop any potential alternatives to the Proposed Transaction.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company or its affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company or the Target in connection with preparing this Opinion and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the audited financial statements and the reports of the auditors thereon of the Company and the Target and the interim unaudited financial statements of the Company and the Target.

With respect to the historical financial data, operating and financial forecasts and budgets provided to us concerning the Company and the Target and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgements of management of the Company, having regard to the business, plans, financial condition and prospects of the Company and the Target, as applicable.

We have also assumed that all of the representations and warranties contained in the Arrangement Agreement are correct as of the date hereof and that the Proposed Transaction will be completed substantially in accordance with its terms and all applicable laws and that the Circulars will disclose all material facts relating to the Proposed Transaction and will satisfy all applicable legal requirements.

The Company has represented to us, in a certificate of two senior officers of the Company dated the date hereof, among other things, that the information, data and other material (financial or otherwise) provided to us by or on behalf of the Company, including the written information and discussions concerning the Company and the Target referred to above under the heading “Scope of Review” (collectively, the “Information”), are complete and correct at the date the Information was provided to us and that, since the date on which the Information was provided to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Proposed Transaction or the sufficiency of this letter for your purposes.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and the Target as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and its affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

The Opinion is being provided to the Board of Directors for its exclusive use only in considering the Proposed Transaction and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of CIBC.  Our Opinion is not intended to be and does not constitute a recommendation to the Board of Directors as to whether they should approve the Arrangement Agreement nor as a recommendation to any Pan American Shareholder as to how to vote or act at the Pan American Special Meeting or as an opinion concerning the trading price or value of any securities of the Company or the Target following the announcement or completion of the Proposed Transaction.

CIBC believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to carry out such could lead to undue emphasis on any particular factor or analysis.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration to be paid by Pan American pursuant to the Arrangement Agreement is fair, from a financial point of view, to Pan American.

Yours very truly,

(Signed) CIBC World Markets Inc.

SCHEDULE E

SCOTIA CAPITAL OPINION

January 20, 2012

The Board of Directors

Pan American Silver Corp.

625 Howe Street, Suite 1440

Vancouver, British Columbia

V6C 2T6

To the Members of the Board of Directors:

We understand that Pan American Silver Corp. (“Pan American”) is considering a transaction (the “Transaction”) whereby it will acquire all of the outstanding common shares (the “Shares”) of Minefinders Corporation Ltd. (“Minefinders” or the “Company”) by way of a court-approved plan of arrangement (the “Plan of Arrangement”). Pursuant to the terms of the agreement to be entered into by Pan American and Minefinders (the “Arrangement Agreement”) and related Plan of Arrangement, Pan American will acquire Minefinders for consideration of 0.55 Pan American common shares and C$1.84 in cash per Share (the “Consideration”). Shareholders of Minefinders can elect to receive such Consideration in the form of all cash, being C$15.60 per Share, or all Pan American common shares, being 0.6235 Pan American common shares and C$0.0001 in cash per Share, subject to pro-ration. The terms of the Arrangement Agreement relating to the proposed transaction are to be more fully described in a disclosure document, which will be mailed to the shareholders of the Company (the “Disclosure Document”).

Background and Engagement of Scotia Capital

Scotia Capital was retained by Pan American on January 10, 2012 pursuant to an engagement letter (the “Engagement Agreement”) to provide its opinion (the “Opinion”) as to whether the Consideration being offered in the Transaction is fair from a financial point of view to Pan American.  The terms of the Engagement Agreement provide that Scotia Capital is to be paid a fee for its services. This fee is not contingent on the successful completion of the Transaction. In addition, Scotia Capital is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified in certain circumstances.

Pan American has not instructed Scotia Capital to prepare, and Scotia Capital has not prepared, a formal valuation of Minefinders or any of its securities or assets, and the Opinion should not be construed as such. Scotia Capital has, however, conducted such analyses as it considered necessary in the circumstances to prepare and deliver the Opinion.

Overview of Minefinders

Headquartered in Vancouver, Canada, the Company`s objective is to build a profitable mining company dedicated to environmentally and socially responsible gold and silver production that creates sustainable value for shareholders, employees and communities. Minefinders owns and operates the multi million ounce Dolores gold and silver mine located in northern Mexico. Opportunities for the continued growth of the Company are driven by a pipeline of advanced and grass-roots exploration properties and the development expertise to bring a new mine into production.

Credentials of Scotia Capital

Scotia Capital represents the global corporate and investment banking and capital markets business of Scotiabank Group (“Scotiabank”), one of North America’s premier financial institutions. In Canada, Scotia Capital is one of the country’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing fairness opinions.

The Opinion expressed herein represents the opinion of Scotia Capital as a firm. The form and content of the Opinion have been approved for release by a committee of directors and other professionals of Scotia Capital, all of whom are experienced in merger, acquisition, divestiture, fairness opinion and valuation matters.

Relationships of Scotia Capital

Neither Scotia Capital nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Pan American, Minefinders, or any of their respective associates or affiliates. Subject to the following, there are no understandings, agreements or commitments between Scotia Capital and Pan American, Minefinders, or any of their respective associates or affiliates with respect to any future business dealings.  Scotia Capital is currently a lender to Pan American and has in the past provided, and may in the future provide, including related to this Transaction, traditional banking, financial advisory or investment banking services to Pan American or any of its affiliates. Scotia Capital is also currently a lender to Minefinders.

Scotia Capital acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, it and Scotiabank, may have had and may have positions in the securities of Pan American, Minefinders, or any of their respective affiliates from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to Pan American, Minefinders or any of their respective affiliates, or with respect to the Transaction.

Scope of Review

In preparing the Opinion, Scotia Capital has reviewed, considered and relied upon, without attempting to verify independently the completeness or accuracy thereof, among other things:

(a)                                  a draft Arrangement Agreement dated January 19, 2012;

(b)                                 a draft voting support agreement (the “Support Agreement”) dated January 19, 2012 between Pan American and each of the directors and senior officers of Minefinders;

(c)                                  annual reports of Pan American and Minefinders for the fiscal years ended last 3 years;

(d)                                 the Notice of Annual Meeting of Shareholders and the Management Information Circular of Pan American and Minefinders for the fiscal years ended last 3 years;

(e)                                  audited financial statements of Pan American and Minefinders for the fiscal years ended last 3 years;

(f)                                    annual information forms of Pan American and Minefinders for the fiscal years ended last 3 years;

(g)                                 unaudited quarterly reports of Pan American and Minefinders for the three-month periods ended September 30, 2011;

(h)                                 research analyst reports on Pan American and Minefinders;

(i)                                     certain mine models and other financial and operating data concerning Pan American prepared by Pan American’s management and consultants;

(j)                                     certain mine models and other financial and operating data concerning Minefinders prepared by Pan American’s management and consultants;

(k)                                  discussions with senior management of Pan American and Minefinders;

(l)                                    discussions with CIBC World Markets Inc. (financial advisor to Pan American);

(m)                               public information relating to the business, operations, financial performance and stock trading history of Minefinders and other selected public companies considered by us to be relevant;

(n)                                 public information with respect to other transactions of a comparable nature considered by us to be relevant;

(o)                                 representations contained in separate certificates addressed to Scotia Capital, as of the date hereof, from senior officers of Pan American as to the completeness, accuracy and fair presentation of the information upon which the Opinion is based; and

(p)                                 such other corporate, industry and financial market information, investigations and analyses as Scotia Capital considered necessary or appropriate in the circumstances.

Scotia Capital has not, to the best of its knowledge, been denied access by Pan American or Minefinders to any information requested by Scotia Capital.

Assumptions and Limitations

The Opinion is subject to the assumptions, explanations and limitations set forth below.

Scotia Capital has, subject to the exercise of its professional judgment, relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources, or that was provided to us, by Pan American, Minefinders, or any of their respective associates and affiliates and advisors (collectively, the “Information”), and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. With respect to financial projections provided to Scotia Capital by management of Pan American or Minefinders and used in the analysis supporting the Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Pan American or Minefinders as to the matters covered thereby, and in rendering the Opinion we express no view as to the reasonableness of such forecasts or budgets or the assumptions on which they are based.

Senior management of Pan American has represented to Scotia Capital in certificates delivered as at the date hereof, among other things, that to the best of their knowledge (a) Pan American has no information or knowledge of any facts public or otherwise not specifically provided to Scotia Capital relating to Pan American or Minefinders or any of its subsidiaries or affiliates which would reasonably be expected to affect materially the Opinion; (b) with the exception of forecasts, projections or estimates referred to in (d), below, the written Information provided to Scotia Capital by or on behalf of Pan American in respect of Pan American and its subsidiaries or affiliates, in connection with the Transaction is or, in the case of historical information or data, was, at the date of preparation, true and accurate in all material respects, and no additional material, data or information would be required to make the data provided to Scotia Capital by Pan American not misleading in light of circumstances in which it was prepared; (c) to the extent that any of the Information identified in (b), above, is historical, there have been no changes in material facts or new material facts since the respective dates thereof which have not been disclosed to Scotia Capital or updated by more current Information that has been disclosed; and (d) any portions of the Information provided to Scotia Capital which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of Pan American, are (or were at the time of preparation) reasonable in the circumstances.

The Opinion is rendered on the basis of the securities markets, economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Pan American, Minefinders and their respective subsidiaries and affiliates, as they were reflected in the Information. In its analyses and in preparing the Opinion, Scotia Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, which Scotia Capital believes to be reasonable and appropriate in the exercise of its professional judgment, many of which are beyond the control of Scotia Capital or any party involved in the Transaction.

For the purposes of rendering the Opinion, Scotia Capital has also assumed that the representations and warranties of each party contained in the Arrangement Agreement are true and correct in all material respects and that each party will perform all of the covenants and agreements required to be performed by it under the Transaction and that Pan American will be entitled to fully enforce its rights under the Arrangement Agreement and receive the benefits therefrom in accordance with the terms thereof.

The Opinion has been provided for the sole use and benefit of Pan American in connection with, and for the purpose of, its consideration of the Transaction and may not be relied upon by any other person. The Opinion is given as of the date hereof, and Scotia Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotia Capital after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Scotia Capital reserves the right to change, modify or withdraw the Opinion.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to Pan American or Pan American’s underlying business decision to effect the Transaction. We have not been asked to, nor do we, offer any opinion as to the material terms (other than the Consideration) of the Arrangement Agreement, the Plan of Arrangement or the form of the Transaction.

Conclusion

Based upon and subject to the foregoing, Scotia Capital is of the opinion that, as of the date hereof, the Consideration is fair from a financial point of view to Pan American.

Yours very truly,

(signed) Scotia Capital Inc.

SCOTIA CAPITAL INC.

Any questions and requests for assistance may be directed to the

Proxy Solicitation Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

www.kingsdaleshareholder.com

North American Toll Free Phone:

1-877-657-5859

Email:  contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

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Outside North America, Banks and Brokers Call Collect: 416-867-2272

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP
(Registrant)

Date:	February 24, 2012	By:	/S/ ROBERT PIROOZ
Name: Robert Pirooz
Title: General Counsel and Director